SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2015

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

IFRS Disclosure and Additional Financial Information
Prudential plc Half Year 2015 results

International Financial Reporting Standards (IFRS) Basis Results

CONDENSED CONSOLIDATED INCOME STATEMENT

		2015 £m	2014 £m
	Note	Half year	Half year	Full year
Earned premiums, net of reinsurance		17,884	16,189	32,033
Investment return		6,110	13,379	25,787
Other income		1,285	1,059	2,306
Total revenue, net of reinsurance		25,279	30,627	60,126
Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance		(18,618)	(25,549)	(50,169)
Acquisition costs and other expenditure	B3	(4,505)	(3,336)	(6,752)
Finance costs: interest on core structural borrowings of shareholder-financed operations		(148)	(170)	(341)
Disposal of Japan Life business:
Cumulative exchange loss recycled from other comprehensive income	D1	(46)	-	-
Remeasurement adjustments	D1	-	(11)	(13)
Total charges, net of reinsurance		(23,317)	(29,066)	(57,275)
Share of profits from joint ventures and associates, net of related tax		122	147	303
Profit before tax (being tax attributable to shareholders' and policyholders' returns)*		2,084	1,708	3,154
Less tax charge attributable to policyholders' returns		(202)	(284)	(540)
Profit before tax attributable to shareholders	B1.1	1,882	1,424	2,614
Total tax charge attributable to policyholders and shareholders	B5	(646)	(563)	(938)
Adjustment to remove tax charge attributable to policyholders' returns		202	284	540
Tax charge attributable to shareholders' returns	B5	(444)	(279)	(398)
Profit for the period attributable to equity holders of the Company		1,438	1,145	2,216

		2015	2014
Earnings per share (in pence)		Half year	Half year	Full year
Based on profit attributable to the equity holders of the Company:	B6
Basic		56.3p	45.0p	86.9p
Diluted		56.2p	44.9p	86.8p

		2015	2014
Dividends per share (in pence)	Note	Half year	Half year	Full year
Dividends relating to reporting period:	B7
Interim dividend (2015 and 2014)		12.31p	11.19p	11.19p
Final dividend (2014)		-	-	25.74p
Total		12.31p	11.19p	36.93p
Dividends declared and paid in reporting period:	B7
Current year interim dividend		-	-	11.19p
Final dividend for prior year		25.74p	23.84p	23.84p
Total		25.74p	23.84p	35.03p
* This measure is the formal profit before tax measure under IFRS but it is not the result attributable to shareholders.

    This is because the corporate taxes of the Group include those on the income of consolidated with-profits and unit-linked funds that, through adjustments to benefits, are borne by policyholders. These amounts are required to be included in the tax charge of the Company under IAS 12. Consequently, the profit before all taxes measure (which is determined after deducting the cost of policyholder benefits and movements in the liability for unallocated surplus of the PAC with-profits fund after adjusting for taxes borne by policyholders) is not representative of pre-tax profits attributable to shareholders.

International Financial Reporting Standards (IFRS) Basis Results

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		2015 £m	2014 £m
	Note	Half year	Half year	Full year

Profit for the period		1,438	1,145	2,216

Other comprehensive (loss) income:
Items that may be reclassified subsequently to profit or loss
Exchange movements on foreign operations and net investment hedges:
Exchange movements arising during the period		(165)	(115)	215
Cumulative exchange loss of Japan Life business recycled through profit or loss	D1	46	-	-
Related tax		(1)	(2)	5
		(120)	(117)	220

Net unrealised valuation movements on securities of US insurance operations classified as available-for-sale:
Net unrealised holding (losses) gains arising during the period		(661)	1,060	1,039
Deduct net gains included in the income statement on disposal and impairment		(101)	(37)	(83)
Total	C3.3(b)	(762)	1,023	956
Related change in amortisation of deferred acquisition costs	C5.1(b)	165	(212)	(87)
Related tax		209	(284)	(304)
		(388)	527	565

Total		(508)	410	785

Items that will not be reclassified to profit or loss
Shareholders' share of actuarial gains and losses on defined benefit pension schemes:
Gross		(21)	12	(12)
Related tax		4	(2)	2
		(17)	10	(10)

Other comprehensive (loss) income for the period, net of related tax		(525)	420	775

Total comprehensive income for the period attributable to the equity holders of the Company		913	1,565	2,991

International Financial Reporting Standards (IFRS) Basis Results

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		Period ended 30 June 2015 £m
		Share capital	Share premium	Retained earnings	Translation reserve	Available -for-sale securities reserves	Shareholders' equity	Non- controlling interests	Total Equity
	Note	note C9	note C9
Reserves
Profit for the period		-	-	1,438	-	-	1,438	-	1,438
Other comprehensive loss		-	-	(17)	(120)	(388)	(525)	-	(525)
Total comprehensive income (loss) for the period		-	-	1,421	(120)	(388)	913	-	913

Dividends	B7	-	-	(659)	-	-	(659)	-	(659)
Reserve movements in respect of share-based payments		-	-	66	-	-	66	-	66
Change in non-controlling interests		-	-	-	-	-	-		-

Share capital and share premium
New share capital subscribed	C9	-	2	-	-	-	2	-	2

Treasury shares
Movement in own shares in respect of share-based payment plans		-	-	(40)	-	-	(40)	-	(40)
Movement in own shares purchased by funds consolidated under IFRS		-	-	11	-	-	11	-	11
Net increase (decrease) in equity		-	2	799	(120)	(388)	293	-	293
At beginning of period		128	1,908	8,788	31	956	11,811	1	11,812
At end of period		128	1,910	9,587	(89)	568	12,104	1	12,105

International Financial Reporting Standards (IFRS) Basis Results

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Continued)

		Period ended 30 June 2014 £m
		Share capital	Share premium	Retained earnings	Translation reserve	Available -for-sale securities reserves	Shareholders' equity	Non- controlling interests	Total Equity
	Note	note C9	note C9
Reserves
Profit for the period		-	-	1,145	-	-	1,145	-	1,145
Other comprehensive income (loss)		-	-	10	(117)	527	420	-	420
Total comprehensive income (loss) for the period		-	-	1,155	(117)	527	1,565	-	1,565

Dividends	B7	-	-	(610)	-	-	(610)	-	(610)
Reserve movements in respect of share-based payments		-	-	52	-	-	52	-	52
Change in non-controlling interests		-	-	-	-	-	-		-

Share capital and share premium
New share capital subscribed	C9	-	8	-	-	-	8	-	8

Treasury shares
Movement in own shares in respect of share-based payment plans		-	-	(34)	-	-	(34)	-	(34)
Movement in own shares purchased by funds consolidated under IFRS		-	-	(6)	-	-	(6)	-	(6)
Net increase (decrease) in equity		-	8	557	(117)	527	975	-	975
At beginning of period		128	1,895	7,425	(189)	391	9,650	1	9,651
At end of period		128	1,903	7,982	(306)	918	10,625	1	10,626

International Financial Reporting Standards (IFRS) Basis Results

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Continued)

			Year ended 31 December 2014 £m
		Share capital	Share premium	Retained earnings	Translation reserve	Available -for-sale securities reserves	Shareholders' equity	Non- controlling interests	Total equity
	Note	note C9	note C9
Reserves
Profit for the year		-	-	2,216	-	-	2,216	-	2,216
Other comprehensive (loss) income		-	-	(10)	220	565	775	-	775
Total comprehensive income for the year		-	-	2,206	220	565	2,991	-	2,991

Dividends	B7	-	-	(895)	-	-	(895)	-	(895)
Reserve movements in respect of share-based payments		-	-	106	-	-	106	-	106
Change in non-controlling interests		-	-	-	-	-	-	-	-

Share capital and share premium
New share capital subscribed	C9	-	13	-	-	-	13	-	13

Treasury shares
Movement in own shares in respect of share-based payment plans		-	-	(48)	-	-	(48)	-	(48)
Movement in own shares purchased by funds consolidated under IFRS		-	-	(6)	-	-	(6)	-	(6)
Net increase in equity		-	13	1,363	220	565	2,161	-	2,161
At beginning of year		128	1,895	7,425	(189)	391	9,650	1	9,651
At end of year		128	1,908	8,788	31	956	11,811	1	11,812

International Financial Reporting Standards (IFRS) Basis Results

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		2015 £m	2014 £m
	Note	30 Jun	30 Jun	31 Dec
Assets

Intangible assets attributable to shareholders:
Goodwill	C5.1(a)	1,461	1,458	1,463
Deferred acquisition costs and other intangible assets	C5.1(b)	7,310	5,944	7,261
Total		8,771	7,402	8,724

Intangible assets attributable to with-profits funds:
Goodwill in respect of acquired subsidiaries for venture fund and other investment purposes		184	177	186
Deferred acquisition costs and other intangible assets		49	63	61
Total		233	240	247
Total intangible assets		9,004	7,642	8,971

Other non-investment and non-cash assets:
Property, plant and equipment	C1.1	984	910	978
Reinsurers' share of insurance contract liabilities		7,259	6,743	7,167
Deferred tax assets	C7	2,820	2,173	2,765
Current tax recoverable		220	158	117
Accrued investment income		2,575	2,413	2,667
Other debtors		3,626	3,643	1,852
Total		17,484	16,040	15,546

Investments of long-term business and other operations:
Investment properties		13,259	11,754	12,764
Investment in joint ventures and associates accounted for using the equity method		962	911	1,017
Financial investments*:
Loans	C3.4	12,578	12,457	12,841
Equity securities and portfolio holdings in unit trusts		155,253	130,566	144,862
Debt securities	C3.3	142,307	134,177	145,251
Other investments		7,713	5,908	7,623
Deposits		11,043	13,057	13,096
Total		343,115	308,830	337,454

Assets held for sale	D1	-	875	824
Cash and cash equivalents		8,298	5,903	6,409
Total assets	C1,C3.1	377,901	339,290	369,204
* Included within financial investments are £3,599 million of lent securities as at 30 June 2015 (30 June 2014: £3,953 million; 31 December 2014: £4,578 million).

International Financial Reporting Standards (IFRS) Basis Results

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		2015 £m	2014 £m
	Note	30 Jun	30 Jun	31 Dec
Equity and liabilities

Equity
Shareholders' equity		12,104	10,625	11,811
Non-controlling interests		1	1	1
Total equity		12,105	10,626	11,812

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)		313,620	283,704	309,539
Unallocated surplus of with-profits-funds		12,768	13,044	12,450
Total	C4.1(a)	326,388	296,748	321,989

Core structural borrowings of shareholder-financed operations:
Subordinated debt		3,897	3,597	3,320
Other		983	970	984
Total	C6.1	4,880	4,567	4,304

Other borrowings:
Operational borrowings attributable to shareholder-financed operations	C6.2(a)	2,504	2,243	2,263
Borrowings attributable to with-profits operations	C6.2(b)	1,089	864	1,093

Other non-insurance liabilities:
Obligations under funding, securities lending and sale and repurchase agreements		3,296	2,188	2,347
Net asset value attributable to unit holders of consolidated unit trusts and similar funds		10,007	5,262	7,357
Deferred tax liabilities	C7	4,325	3,855	4,291
Current tax liabilities		393	475	617
Accruals and deferred income		750	731	947
Other creditors		5,515	4,999	4,262
Provisions		546	534	724
Derivative liabilities		1,758	1,400	2,323
Other liabilities		4,345	3,970	4,105
Total		30,935	23,414	26,973
Liabilities held for sale	D1	-	828	770
Total liabilities	C1,C3.1	365,796	328,664	357,392
Total equity and liabilities		377,901	339,290	369,204

International Financial Reporting Standards (IFRS) Basis Results

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

		2015 £m	2014 £m
	Note	Half year	Half year	Full year

Cash flows from operating activities
Profit before tax (being tax attributable to shareholders' and policyholders' returns)note (i)		2,084	1,708	3,154
Non-cash movements in operating assets and liabilities reflected in profit before taxnote (ii)		704	(1,162)	(1,178)
Other itemsnote (iii)		(389)	38	(148)
Net cash flows from operating activities		2,399	584	1,828
Cash flows from investing activities
Net cash outflows from purchases and disposals of property, plant and equipment		(90)	(50)	(162)
Net cash inflows (outflows) from corporate transactionsnote (iv)		34	(534)	(383)
Net cash flows from investing activities		(56)	(584)	(545)
Cash flows from financing activities
Structural borrowings of the Group:
Shareholder-financed operations:note (v)	C6.1
Issue of subordinated debt, net of costs		590	-	-
Redemption of subordinated debt		-	-	(445)
Interest paid		(144)	(169)	(330)
With-profits operations:note (vi)	C6.2
Interest paid		(4)	(4)	(9)
Equity capital:
Issues of ordinary share capital		2	8	13
Dividends paid		(659)	(610)	(895)
Net cash flows from financing activities		(215)	(775)	(1,666)
Net increase (decrease) in cash and cash equivalents		2,128	(775)	(383)
Cash and cash equivalents at beginning of period		6,409	6,785	6,785
Effect of exchange rate changes on cash and cash equivalents		(239)	(107)	7
Cash and cash equivalents at end of period		8,298	5,903	6,409

Notes
(i) This measure is the formal profit before tax measure under IFRS but it is not the result attributable to shareholders.
(ii) The adjusting items to profit before tax included within non-cash movements in operating assets and liabilities reflected in profit before tax are as follows:

	2015 £m	2014 £m
	Half year	Half year	Full year
Other non-investment and non-cash assets	(2,004)	(2,461)	(1,521)
Investments	(8,431)	(15,866)	(30,746)
Policyholder liabilities (including unallocated surplus)	6,795	15,110	27,292
Other liabilities (including operational borrowings)	4,344	2,055	3,797
Non-cash movements in operating assets and liabilities reflected in profit before tax	704	(1,162)	(1,178)

(iii)     The adjusting items to profit before tax included within other items are adjustments in respect of non-cash items together with operational interest receipts and payments, dividend receipts and tax paid.

(iv) Net cash flows for corporate transactions are for distribution rights and the acquisition and disposal of businesses.
(v)     Structural borrowings of shareholder-financed operations exclude borrowings to support short-term fixed income securities programmes, non-recourse borrowings of investment subsidiaries of shareholder-financed operations and other borrowings of shareholder-financed operations. Cash flows in respect of these borrowings are included within cash flows from operating activities.

(vi)    Interest paid on structural borrowings of with-profits operations relate solely to the £100 million 8.5 per cent undated subordinated guaranteed bonds, which contribute to the solvency base of the Scottish Amicable Insurance Fund (SAIF), a ring-fenced sub-fund of the PAC with-profits fund. Cash flows in respect of other borrowings of with-profits funds, which principally relate to consolidated investment funds, are included within cash flows from operating activities.

International Financial Reporting Standards (IFRS) Basis Results

NOTES

A BACKGROUND

A1 Basis of preparation, audit status and exchange rates

These condensed consolidated interim financial statements for the six months ended 30 June 2015 have been prepared in accordance with IAS 34 'Interim Financial Reporting' as issued by the International Accounting Standards Board (IASB) and as endorsed by the European Union (EU). The Group's policy for preparing this interim financial information is to use the accounting policies adopted by the Group in its last consolidated financial statements, as updated by any changes in accounting policies it intends to make in its next consolidated financial statements as a result of new or amended IFRS that are applicable or available for early adoption for the next annual financial statements and other policy improvements. EU-endorsed IFRS may differ from IFRSs issued by the IASB if, at any point in time, new or amended IFRS have not been endorsed by the EU. At 30 June 2015, there were no unendorsed standards effective for the period ended 30 June 2015 affecting the condensed consolidated financial statements of the Group, and there were no differences between IFRS endorsed by the EU and IFRS issued by the IASB in terms of their application to the Group.

The IFRS basis results for the 2015 and 2014 half years are unaudited. The 2014 full year IFRS basis results have been derived from the 2014 statutory accounts. The auditors have reported on the 2014 statutory accounts which have been delivered to the Registrar of Companies. The auditors' report was: (i) unqualified; (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report; and (iii) did not contain a statement under section 498(2) or (3) of the Companies Act 2006.

The exchange rates applied for balances and transactions in currencies other than the presentational currency of the Group, pounds sterling (GBP) were:

	Closing rate at 30 Jun 2015	Average for the 6 months to 30 Jun 2015	Closing rate at 30 Jun 2014	Average for the 6 months to 30 Jun 2014	Closing rate at 31 Dec 2014	Average for 12 months to 31 Dec 2014
Local currency: £
Hong Kong	12.19	11.81	13.25	12.95	12.09	12.78
Indonesia	20,968.02	19,760.02	20,270.27	19,573.46	19,311.31	19,538.56
Malaysia	5.93	5.55	5.49	5.45	5.45	5.39
Singapore	2.12	2.06	2.13	2.10	2.07	2.09
India	100.15	95.76	102.84	101.45	98.42	100.53
Vietnam	34,345.42	32,832.81	36,471.11	35,266.15	33,348.46	34,924.62
Thailand	53.12	50.21	55.49	54.34	51.30	53.51
US	1.57	1.52	1.71	1.67	1.56	1.65

Certain notes to the financial statements present half year 2014 comparative information at Constant Exchange Rates (CER), in addition to the reporting at Actual Exchange Rates (AER) used throughout the condensed consolidated financial statements. AER are actual historical exchange rates for the specific accounting period, being the average rates over the period for the income statement and the closing rates at the balance sheet date for the balance sheet. CER results are calculated by translating prior period results using the current period foreign exchange rate ie current period average rates for the income statement and current period closing rates for the balance sheet.

The accounting policies applied by the Group in determining the IFRS basis results in this report are the same as those previously applied in the Group's consolidated financial statements for the year ended 31 December 2014, except for the adoption of the new and amended accounting pronouncements for Group IFRS reporting as described below.

A2   Adoption of new accounting pronouncements in 2015

The Group has adopted the Annual improvements to IFRSs 2010 - 2012 cycle and 2011 - 2013 cycle which were effective in 2015.

Except for a change to the presentation of the Prudential Capital business as a separate reporting segment, as described in the note B1.3, consideration of these improvements has had no impact on the financial statements of the Group.

B EARNINGS PERFORMANCE

B1 Analysis of performance by segment

B1.1 Segment results - profit before tax

For memorandum disclosure purposes, the table below presents the half year 2015 results on both actual exchange rates (AER) and constant exchange rates (CER) bases so as to eliminate the impact of exchange translation.

		2015 £m	2014 £m			%		2014 £m
	Note	Half year	AER Half year	CER Half year		Half year 2015 vs half year 2014 AER	Half year 2015 vs half year 2014 CER	Full year
			note (v)	note (v)		note (v)	note (v)
Asia operations
Insurance operations	B4(a)	576	484	498		19%	16%	1,052
Development expenses		(2)	(1)	(1)		(100)%	(100)%	(2)
Total Asia insurance operations after development expenses		574	483	497		19%	15%	1,050
Eastspring Investments		58	42	43		38%	35%	90
Total Asia operations		632	525	540		20%	17%	1,140

US operations
Jackson (US insurance operations)	B4(b)	834	686	751		22%	11%	1,431
Broker-dealer and asset management		12	(5)	(5)		340%	340%	12
Total US operations		846	681	746		24%	13%	1,443

UK operations
UK insurance operations:	B4(c)
Long-term business*		436	366	366		19%	19%	729
General insurance commission note (i)		17	12	12		42%	42%	24
Total UK insurance operations		453	378	378		20%	20%	753
M&G		251	227	227		11%	11%	446
Prudential Capital		7	22	22		(68)%	(68)%	42
Total UK operations		711	627	627		13%	13%	1,241

Total segment profit		2,189	1,833	1,913		19%	14%	3,824

Other income and expenditure
Investment return and other income		11	3	3		267%	267%	15
Interest payable on core structural borrowings		(148)	(170)	(170)		13%	13%	(341)
Corporate expenditurenote (ii)		(146)	(138)	(138)		(6)%	(6)%	(293)
Total		(283)	(305)	(305)		7%	7%	(619)
Solvency II implementation costs		(17)	(11)	(11)		(55)%	(55)%	(28)
Restructuring costs note (iii)		(8)	(4)	(4)		(100)%	(100)%	(14)
Results of the sold PruHealth and PruProtect businesses*		-	8	8		(100)%	(100)%	23
Operating profit based on longer-term investment returns		1,881	1,521	1,601		24%	17%	3,186

Short-term fluctuations in investment returns on shareholder-backed business	B1.2	86	(45)	(57)		291%	251%	(574)
Gain on sale of PruHealth and PruProtectnote (iv)		-	-	-		n/a	n/a	86
Amortisation of acquisition accounting adjustmentsnote (vi)		(39)	(44)	(48)		11%	19%	(79)
Cumulative exchange loss on the sold Japan Life business recycled from other comprehensive income	D1	(46)	-	-		n/a	n/a	-
Costs of domestication of Hong Kong branchnote (vii)		-	(8)	(8)		100%	100%	(5)
Profit before tax attributable to shareholders		1,882	1,424	1,488		32%	26%	2,614

		2015	2014			%		2014
		Half year	AER Half year	CER Half year		Half year 2015 vs half year 2014 AER	Half year 2015 vs half year 2014 CER	Full year
Basic earnings per share (in pence)	B6		note (v)	note (v)		note (v)	note (v)
Based on operating profit based on longer-term investment returns		57.0p	45.2p	47.4	p	26%	20%	96.6p
Based on profit for the period		56.3p	45.0p	46.9	p	25%	20%	86.9p
* In order to show the UK long-term business on a comparable basis, the half year and full year 2014 comparative results exclude the contribution from the sold PruHealth and PruProtect businesses.

Notes
(i)      The Group's UK insurance operations transferred its general insurance business to Churchill in 2002. General insurance commission represents the commission receivable net of expenses for Prudential-branded general insurance products as part of this arrangement which terminates in 2016.

(ii) Corporate expenditure as shown above is for Group Head Office and Asia Regional Head Office.
(iii) Restructuring costs are incurred in the UK and represent one-off business development expenses.
(iv)      In November 2014, PAC completed the sale of its 25 per cent equity stake in PruHealth and PruProtect businesses to Discovery Group Europe Limited for £155 million in cash giving rise to a gain on disposal of £86 million.

(v) For definitions of actual exchange rates (AER) and constant exchange rates (CER) refer to note A1.
(vi) Amortisation of acquisition accounting adjustments principally relate to the acquired REALIC business of Jackson.
(vii) On 1 January 2014, the Hong Kong branch of the Prudential Assurance Company Limited was transferred to separate subsidiaries established in Hong Kong.

B1.2 Short-term fluctuations in investment returns on shareholder-backed business

	2015 £m	2014 £m
	Half year	Half year	Full year
Insurance operations:
Asia note (i)	(57)	119	178
US note (ii)	228	(226)	(1,103)
UK note (iii)	(96)	93	464
Other operationsnote (iv)	11	(31)	(113)
Total	86	(45)	(574)

Notes
(i) Asia insurance operations
In Asia, the negative short-term fluctuations of £(57) million (half year 2014: positive £119 million; full year 2014: positive £178 million) primarily reflect net unrealised movements on bond holdings following rises in bond yields across most countries in the region during the period.
(ii) US insurance operations
The short-term fluctuations in investment returns for US insurance operations comprise amounts, net of related amortisation of deferred acquisition costs, in respect of the following items:

	2015 £m	2014 £m
	Half year	Half year	Full year
Net equity hedge resultnote (a)	214	(478)	(1,574)
Other than equity-related derivativesnote (b)	(71)	208	391
Debt securities note (c)	66	16	47
Equity-type investments: actual less longer-term return	7	21	16
Other items	12	7	17
Total	228	(226)	(1,103)

The short-term fluctuations in investment returns shown in the table above are stated net of a charge for the related amortisation of deferred acquisition costs of £188 million (half year 2014: credit of £107 million; full year 2014: credit of £653 million). See note C5.1(b).

Notes
(a)  Net equity hedge result

This result comprises the net effect of:

- The accounting value movements on the variable annuity guarantee and fixed index annuity embedded option liabilities;
- Fair value movements on free-standing equity derivatives;
- A portion of the fee assessments as well as claim payments, in respect of guarantee liabilities; and
- Related amortisation of DAC.

Movements in the accounting values of the variable annuity guarantee liabilities include those for:

-    The Guaranteed Minimum Death Benefit (GMDB) and the "for life" portion of Guaranteed Minimum Withdrawal Benefit (GMWB) guarantees which are valued under the US GAAP insurance measurement basis applied for IFRS in a way that substantially does not recognise the effect of equity market and interest rate changes.
     These represent the majority of the guarantees offered by Jackson; and

-    The "not for life" portion of GMWB embedded derivative liabilities which are required to be fair valued. Fair value movements on these liabilities include the effects of changes to levels of equity markets, implied volatility and interest rates.

The free-standing equity derivatives are held to manage equity exposures of the variable annuity guarantees and fixed index annuity embedded options.

The net equity hedge result therefore includes significant accounting mismatches and other factors that detract from the presentation of an economic result. These other factors include:

- The variable annuity guarantees and fixed index annuity embedded options are only partially fair valued under grandfathered GAAP;
- The interest rate exposure being managed through the other than equity related derivative programme explained in note (b) below; and
- Jackson's management of its economic exposures for a number of other factors that are treated differently in the accounting frameworks such as future fees and assumed volatility levels.

(b)  Other than equity-related derivatives

The fluctuations for this item comprise the net effect of:

- Fair value movements on free-standing, other than equity-related derivatives;
- Accounting effects of the Guaranteed Minimum Income Benefit (GMIB) reinsurance; and
- Related amortisation of DAC.

The free-standing, other than equity-related derivatives, are held to manage interest rate exposures and durations within the general account and the variable annuity guarantees and fixed index annuity embedded options described in note (a) above.

The direct Guaranteed Minimum Income Benefit (GMIB) liability is valued using the US GAAP measurement basis applied for IFRS reporting in a way that substantially does not recognise the effects of market movements. Reinsurance arrangements are in place so as to essentially fully insulate Jackson from the GMIB exposure. Notwithstanding that the liability is essentially fully reinsured, as the reinsurance asset is net settled it is deemed a derivative under IAS 39 which requires fair valuation.

The fluctuations for this item therefore include significant accounting mismatches caused by:

-    The fair value movements recorded in the income statement on the derivative programme being in respect of the management of interest rate exposures of the variable and fixed index annuity business, as well as the fixed annuity business guarantees and durations within the general account;

- Fair value movements on Jackson's debt securities of the general account which are recorded in other comprehensive income rather than the income statement; and
- The mixed measurement model that applies for the GMIB and its reinsurance.

(c) Short-term fluctuations related to debt securities

	2015 £m	2014 £m
	Half year	Half year	Full year
Short-term fluctuations relating to debt securities
Credits (charges) in the period:
Losses on sales of impaired and deteriorating bonds	(13)	(1)	(5)
Bond write downs	(3)	(5)	(4)
Recoveries / reversals	15	14	19
Total (charges) credits in the period	(1)	8	10
Add: Risk margin allowance deducted from operating profit based on longer-term investment returns	41	38	78
	40	46	88
Interest-related realised gains:
Arising in the period	95	20	63
Less: Amortisation of gains and losses arising in current and prior years to operating profit based on longer-term investment returns	(61)	(43)	(87)
	34	(23)	(24)
Related amortisation of deferred acquisition costs	(8)	(7)	(17)
Total short-term fluctuations related to debt securities	66	16	47

The debt securities of Jackson are held in the general account of the business. Realised gains and losses are recorded in the income statement with normalised returns included in operating profit and variations from year to year are included in the short-term fluctuations category. The risk margin reserve charge for longer-term credit-related losses included in operating profit based on longer-term investment returns of Jackson for half year 2015 is based on an average annual risk margin reserve of 23 basis points (half year 2014: 23 basis points; full year 2014: 24 basis points) on average book values of US$54.3 billion (half year 2014: US$54.7 billion; full year 2014: US$54.5 billion) as shown below:

	Half year 2015				Half year 2014				Full year 2014
Moody's rating category (or equivalent under NAIC ratings of mortgage-backed securities)	Average book value	RMR	Annual expected loss		Average book value	RMR	Annual expected loss		Average book value	RMR	Annual expected loss
	US$m	%	US$m	£m	US$m	%	US$m	£m	US$m	%	US$m	£m

A3 or higher	28,211	0.13	(37)	(24)	27,849	0.12	(32)	(19)	27,912	0.12	(34)	(21)
Baa1, 2 or 3	24,317	0.25	(60)	(40)	24,982	0.25	(62)	(37)	24,714	0.25	(62)	(38)
Ba1, 2 or 3	1,333	1.18	(16)	(10)	1,363	1.25	(17)	(10)	1,390	1.23	(17)	(10)
B1, 2 or 3	396	3.07	(12)	(8)	386	3.02	(12)	(7)	385	3.04	(12)	(7)
Below B3	43	3.69	(2)	(1)	108	3.71	(4)	(2)	92	3.70	(4)	(2)
Total	54,300	0.23	(127)	(83)	54,688	0.23	(127)	(75)	54,493	0.24	(129)	(78)

Related amortisation of deferred acquisition costs (see below)			24	16			22	13			25	15
Risk margin reserve charge to operating profit for longer-term credit related losses			(103)	(67)			(105)	(62)			(104)	(63)

Consistent with the basis of measurement of insurance assets and liabilities for Jackson's IFRS results, the charges and credits to operating profits based on longer-term investment returns are partially offset by related amortisation of deferred acquisition costs.

In addition to the accounting for realised gains and losses described above for Jackson general account debt securities, included within the statement of other comprehensive income is a pre-tax charge for unrealised loss on debt securities classified as available-for-sale net of related amortisation of deferred acquisition costs of £(597) million (half year 2014: net unrealised gains of £811 million; full year 2014: net unrealised gains of £869 million). Temporary market value movements do not reflect defaults or impairments. Additional details of the movement in the value of the Jackson portfolio are included in note C3.3(b).

(iii) UK insurance operations
The negative short-term fluctuations in investment returns for UK insurance operations of £(96) million (half year 2014: positive £93 million; full year 2014 positive £464 million) include net unrealised movements on fixed income assets supporting the capital of the shareholder-backed annuity business, reflecting a rise in bond yields since the end of 2014.

(iv) Other
The positive short-term fluctuations in investment returns for other operations of £11 million (half year 2014: negative £(31) million; full year 2014 negative £(113) million) include unrealised value movements on investments and foreign exchange items.

(v) Default losses
The Group did not experience any default losses on its shareholder-backed debt securities portfolio in half year 2015 or 2014.

B1.3 Determining operating segments and performance measure of operating segments

Operating segments
The Group's operating segments, determined in accordance with IFRS 8 'Operating Segments', are as follows:

Insurance operations:	Asset management operations:
- Asia	- Eastspring Investments
- US (Jackson)	- US broker-dealer and asset management (including Curian)
- UK	- M&G
- Prudential Capital

The Group's operating segments are also its reportable segments for the purposes of internal management reporting. Prior to 2015, the Group incorporated Prudential Capital into the M&G operating segment for the purposes of segment reporting. To better reflect the economic characteristics of the two businesses, the Group has in 2015 made a change to present Prudential Capital as a separate reportable segment rather than aggregating this segment within M&G.

Performance measure
The performance measure of operating segments utilised by the Company is IFRS operating profit attributable to shareholders based on longer-term investment returns, as described below. This measurement basis distinguishes operating profit based on long-term investment returns from other constituents of the total profit as follows:

- Short-term fluctuations in investment returns;
- Gain on the sale of the Group's stake in the PruHealth and PruProtect businesses in 2014;
- Amortisation of acquisition accounting adjustments arising on the purchase of business. This comprises principally the charge for the adjustments arising on the purchase of REALIC in 2012;
- The recycling of the cumulative exchange translation loss on the sold Japan Life business from other comprehensive income to the income statement in 2015. See note D1 for further details; and
- The costs associated with the domestication of the Hong Kong branch which became effective on 1 January 2014.

Segment results that are reported to the Group Executive Committee include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items are mainly in relation to the Group Head Office and the Asia Regional Head Office.

Determination of operating profit based on longer-term investment return for investment and liability movements

(a) General principles

(i) UK style with-profits business
The operating profit based on longer-term returns reflects the statutory transfer gross of attributable tax. Value movements in the underlying assets of the with-profits funds do not affect directly the determination of operating profit.

(ii) Unit linked business
The policyholder unit liabilities are directly reflective of the asset value movements. Accordingly, the operating results based on longer-term investment returns reflect the current period value movements in both the unit liabilities and the backing assets.

(iii) US variable annuity and fixed index annuity business
This business has guarantee liabilities which are measured on a combination of fair value and other, US GAAP derived, principles. These liabilities are subject to an extensive derivative programme to manage equity and, with those of the general account, interest rate exposures. The principles for determination of the operating profit and short-term fluctuations are necessarily bespoke, as discussed in section (c) below.

(iv) Business where policyholder liabilities are sensitive to market conditions
Under IFRS, the degree to which the carrying values of liabilities to policyholders are sensitive to current market conditions varies between territories depending upon the nature of the 'grandfathered' measurement basis. In general, in those instances where the liabilities are particularly sensitive to routine changes in market conditions, the accounting basis is such that the impact of market movements on the assets and liabilities is broadly equivalent in the income statement, and operating profit based on longer-term investments returns is not distorted. In these circumstances, there is no need for the movement in the liability to be bifurcated between the elements that relate to longer-term market conditions and short-term effects.

However, some types of business movements in liabilities do require bifurcation to ensure that at the net level (ie after allocated investment return and change for policyholder benefits) the operating result reflects longer-term market returns.

Examples of where such bifurcation is necessary are in Hong Kong and for UK shareholder-backed annuity business, as explained in sections b(i) and d(i), respectively.

(v) Other shareholder-financed business
The measurement of operating profit based on longer-term investment returns reflects the particular features of long-term insurance business where assets and liabilities are held for the long-term and for which the accounting basis for insurance liabilities under current IFRS is not generally conducive to demonstrating trends in underlying performance of life businesses exclusive of the effects of short-term fluctuations in market conditions. In determining the profit on this basis, the following key elements are applied to the results of the Group's shareholder-financed operations.
Except in the case of assets backing liabilities which are directly matched (such as linked business) or closely correlated with value movements (as discussed below) operating profit based on longer-term investment returns for shareholder-financed business is determined on the basis of expected longer-term investment returns.

Debt, equity-type securities and loans
Longer-term investment returns comprise actual income receivable for the period (interest/dividend income) and for both debt and equity-type securities longer-term capital returns.

In principle, for debt securities and loans, the longer-term capital returns comprise two elements:

-    Risk margin reserve based charge for the expected level of defaults for the period, which is determined by reference to the credit quality of the portfolio. The difference between impairment losses in the reporting period and the risk margin reserve charge to the operating result is reflected in short-term fluctuations in investment returns; and

- The amortisation of interest-related realised gains and losses to operating results based on longer-term investment returns to the date when sold bonds would have otherwise matured.

At 30 June 2015, the level of unamortised interest-related realised gains and losses related to previously sold bonds for the Group was a net gain of £478 million (half year 2014: net gain of £427 million; full year 2014: net gain of £467 million).

Equity-type securities
For equity-type securities, the longer-term rates of return are estimates of the long-term trend investment returns for income and capital having regard to past performance, current trends and future expectations. Equity-type securities held for shareholder-financed operations other than the UK annuity business, unit-linked and US variable annuity are of significance for the US and Asia insurance operations. Different rates apply to different categories of equity-type securities.

Derivative value movements
Generally, derivative value movements are excluded from operating results based on longer-term investment returns (unless those derivative value movements broadly offset changes in the accounting value of other assets and liabilities included in operating profit). The principal example of non-equity based derivatives (for example interest rate swaps and swaptions) whose value movements are excluded from operating profit arises in Jackson, as discussed below in section (c).

(b) Asia insurance operations

(i) Business where policyholder liabilities are sensitive to market conditions
For certain Asia non-participating business, for example in Hong Kong, the economic features are more akin to asset management products with policyholder liabilities reflecting asset shares over the contract term. For these products, the charge for policyholder benefits in the operating results should reflect the asset share feature rather than volatile movements that would otherwise be reflected if the local regulatory basis (also included in IFRS total profit) was used.

For certain other types of non-participating business, longer-term interest rates are used to determine the movement in policyholder liabilities for determining operating results.

(ii) Other Asia shareholder-financed business
Debt securities
For this business the realised gains and losses are principally interest related. Accordingly, all realised gains and losses to date for these operations are being amortised over the period to the date those securities would otherwise have matured, with no explicit risk margin reserve charge.

Equity-type securities
For Asia insurance operations, investments in equity securities held for non-linked shareholder-financed operations amounted to £831 million as at 30 June 2015 (half year 2014: £664 million; full year 2014: £932 million). The expected long-term rates of return applied in the periods 2015 and 2014 ranged from 2.26 per cent to 13.00 per cent with the rates applied varying by territory. These rates reflect expectations of long-term real government bond returns, equity risk premium and long-term inflation. These rates are broadly stable from period to period but may be different between countries reflecting, for example, differing expectations of inflation in each territory. The assumptions are for returns expected to apply in equilibrium conditions. The assumed rates of return do not reflect any cyclical variability in economic performance and are not set by reference to prevailing asset valuations.

The longer-term investment returns for the Asia insurance joint ventures accounted for using the equity method are determined on a basis similar to that used for the other Asia insurance operations described above.

(c) US insurance operations

(i) Separate account business
For such business the policyholder unit liabilities are directly reflective of the asset value movements. Accordingly, the operating results based on longer-term investment returns reflect the current period value movements in unit liabilities and the backing assets.

(ii) US variable and fixed index annuity business
The following value movements for Jackson's variable and fixed index annuity business are excluded from operating profit based on longer-term investment returns. See note B1.2 note (ii):

- Fair value movements for equity-based derivatives;

-    Fair value movements for embedded derivatives for the 'not for life' portion of Guaranteed Minimum Withdrawal Benefit and fixed index annuity business, and Guaranteed Minimum Income Benefit reinsurance (see below);

-    Movements in accounts carrying value of Guaranteed Minimum Death Benefit and the 'for life' portion of Guaranteed Minimum Withdrawal Benefits and Guaranteed Minimum Income Benefit liabilities, for which, under the 'grandfathered' US GAAP applied under IFRS for Jackson's insurance assets and liabilities, the measurement basis gives rise to a muted impact of current period market movements;

- A portion of the fee assessments as well as claim payments, in respect of guarantee liabilities; and
- Related amortisation of deferred acquisition costs for each of the above items.

Embedded derivatives for variable annuity guarantee features

The Guaranteed Minimum Income Benefit liability, which is essentially fully reinsured, subject to a deductible and annual claim limits, is accounted for in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Subtopic 944-80 Financial Services - Insurance - Separate Accounts (formerly SOP 03-1) under IFRS using 'grandfathered' US GAAP. As the corresponding reinsurance asset is net settled, it is considered to be a derivative under IAS 39, 'Financial Instruments: Recognition and measurement', and the asset is therefore recognised at fair value. As the Guaranteed Minimum Income Benefit is economically reinsured the mark to market element of the reinsurance asset is included as a component of short-term fluctuations in investment returns.

(iii) Other derivative value movements
The principal example of non-equity based derivatives (for example interest rate swaps and swaptions) whose value movements are excluded from operating profit arises in Jackson. Non-equity based derivatives are primarily held by Jackson as part of a broadly-based hedging programme for features of Jackson's bond portfolio (for which value movements are booked in the statement of comprehensive income rather than the income statement), product liabilities (for which US GAAP accounting as 'grandfathered' under IFRS 4 does not fully reflect the economic features being hedged), and the interest rate exposure attaching to equity-based embedded derivatives.

(iv) Other US shareholder-financed business
Debt securities
Jackson is the shareholder-backed operation for which the distinction between impairment losses and interest-related realised gains and losses is in practice relevant to a significant extent. Jackson has used the ratings by Nationally Recognised Statistical Ratings Organisations (NRSRO) or ratings resulting from the regulatory ratings detail issued by the National Association of Insurance Commissioners (NAIC) developed by external third parties such as PIMCO or BlackRock Solutions to determine the average risk margin reserve to apply to debt securities held to back general account business. Debt securities held to back reinsurance funds withheld are not subject to risk margin reserve charge. Further details of the risk margin reserve charge, as well as the amortisation of interest-related realised gains and losses, for Jackson are shown in note B1.2.

Equity-type securities
As at 30 June 2015, the equity-type securities for US insurance non-separate account operations amounted to £1,087 million (half year 2014: £1,071 million; full year 2014: £1,094 million). For these operations, the longer-term rates of return for income and capital applied in 2015 and 2014, which reflect the combination of the average risk-free rates over the period and appropriate risk premiums are as follows:

	2015	2014
	Half year	Half year	Full year

Equity-type securities such as common and preferred stock and portfolio holdings in mutual funds	5.7% to 6.4%	6.5% to 6.7%	6.2% to 6.7%
Other equity-type securities such as investments in limited partnerships and private equity funds	7.7% to 8.4%	8.5% to 8.7%	8.2% to 8.7%

(d) UK Insurance operations

(i) Shareholder-backed annuity business
For this business, policyholder liabilities are determined by reference to current interest rates. The value movements of the assets covering liabilities are closely correlated with the related change in liabilities. Accordingly, asset value movements are recorded within the 'operating results based on longer-term investment returns'. Policyholder liabilities include a margin for credit risk. Variations between actual and best estimate expected impairments are recorded as a component of short-term fluctuations in investment returns.

The operating result based on longer-term investment returns reflects the impact of value movements on policyholder liabilities for annuity business in Prudential Retirement Income Limited (PRIL) and the Prudential Assurance Company Limited (PAC) non-profit sub-fund after adjustments to allocate the following elements of the movement to the category of 'short-term fluctuations in investment returns':

- The impact on credit risk provisioning of actual upgrades and downgrades during the period;
- Credit experience compared to assumptions; and
- Short-term value movements on assets backing the capital of the business.

Credit experience reflects the impact of defaults and other similar experience, such as asset exchanges arising from debt restructuring by issuers that include effectively an element of permanent impairment of the security held. Positive or negative experience compared to assumptions is included within short-term fluctuations in investment returns without further adjustment. The effects of other changes to credit risk provisioning are included in the operating result, as is the net effect of changes to the valuation rate of interest due to portfolio rebalancing to align more closely with management benchmark.

(ii) Non-linked shareholder-financed business
For debt securities backing non-linked shareholder-financed business of the UK insurance operations (other than the annuity business) the realised gains and losses are principally interest related. Accordingly, all realised gains and losses to date for these operations are being amortised over the period to the date those securities would otherwise have matured, with no explicit risk margin reserve charge.

(e) Fund management and other non-insurance businesses

For these businesses, the particular features applicable for life assurance noted above do not apply. For these businesses it is inappropriate to include returns in the operating result on the basis described above. Instead, it is appropriate to generally include realised gains and losses in the operating result with temporary unrealised gains and losses being included in short-term fluctuations. In some instances, it may also be appropriate to amortise realised gains and losses on derivatives and other financial instruments to operating results over a time period that reflects the underlying economic substance of the arrangements.

B1.4 Additional segmental analysis of revenue

The additional segmental analyses of revenue from external customers excluding investment return and net of outward reinsurance premiums are as follows:

	Half year 2015 £m
	Asia	US	UK	Intra-group	Total
Revenue from external customers:
Insurance operations	5,154	8,426	4,518	-	18,098
Asset management	179	451	641	(241)	1,030
Unallocated corporate	-	-	41	-	41
Intra-group revenue eliminated on consolidation	(94)	(45)	(102)	241	-
Total revenue from external customers	5,239	8,832	5,098	-	19,169

	Half year 2014 £m
	Asia	US	UK	Intra-group	Total
Revenue from external customers:
Insurance operations	4,336	8,321	3,629	-	16,286
Asset management	140	387	612	(194)	945
Unallocated corporate	-	-	17	-	17
Intra-group revenue eliminated on consolidation	(67)	(42)	(85)	194	-
Total revenue from external customers	4,409	8,666	4,173	-	17,248

	Full year 2014 £m
	Asia	US	UK	Intra-group	Total
Revenue from external customers:
Insurance operations	9,558	15,387	7,375	-	32,320
Asset management	307	808	1,291	(449)	1,957
Unallocated corporate	-	-	62	-	62
Intra-group revenue eliminated on consolidation	(146)	(84)	(219)	449	-
Total revenue from external customers	9,719	16,111	8,509	-	34,339

Revenue from external customers comprises:

	2015 £m	2014 £m
	Half year	Half year	Full year

Earned premiums, net of reinsurance	17,884	16,189	32,033
Fee income and investment contract business and asset management (presented as 'Other income')	1,285	1,059	2,306
Total revenue from external customers	19,169	17,248	34,339

In their capacity as fund managers to fellow Prudential Group subsidiaries, M&G, Prudential Capital, Eastspring Investments and the US asset management businesses generate fees for investment management and related services. These services are charged at appropriate arm's length prices, typically priced as a percentage of funds under management. Intra-group fees included within asset management revenue were earned by the following asset management segment:

	2015 £m	2014 £m
	Half year	Half year	Full year
Intra-group revenue generated by:
M&G	93	85	208
Prudential Capital	9	-	11
Eastspring Investments	94	67	146
US broker-dealer and asset management (including Curian)	45	42	84
Total intra-group fees included within asset management segment	241	194	449

Revenue from external customers of Asia, US and UK insurance operations shown above are net of outwards reinsurance premiums of £228 million, £142 million and £152 million respectively (half year 2014: £134 million, £115 million and £103 million respectively; full year 2014: £311 million, £265 million and £223 million respectively).

B2 Profit before tax - asset management operations

The profit included in the income statement in respect of asset management operations for the year is as follows:

				2015 £m		2014 £m
	M&G	Prudential Capital	US	Eastspring Investments	Half year Total	Half year Total	Full year Total
Revenue (excluding NPH broker-dealer fees)	639	35	175	180	1,029	963	2,008
NPH broker-dealer feesnote (i)	-	-	272	-	272	248	503
Gross revenue	639	35	447	180	1,301	1,211	2,511
Charges (excluding NPH broker-dealer fees)	(389)	(40)	(163)	(142)	(734)	(691)	(1,477)
NPH broker-dealer feesnote (i)	-	-	(272)	-	(272)	(248)	(503)
Gross charges	(389)	(40)	(435)	(142)	(1,006)	(939)	(1,980)
Share of profits from joint ventures and associates, net of related tax	7	-	-	20	27	20	42
Profit before tax	257	(5)	12	58	322	292	573
Comprising:
Operating profit based on longer-term investment returnsnote (ii)	251	7	12	58	328	286	590
Short-term fluctuations in investment returns	6	(12)	-	-	(6)	6	(17)
Profit before tax	257	(5)	12	58	322	292	573

Notes
(i) NPH broker-dealer fees represent commissions received that are then paid on to the writing brokers on sales of investment products
To reflect their commercial nature, the amounts are also wholly reflected as charges within the income statement. After allowing for these charges, there is no effect on profit from this item. The presentation in the table above shows the amounts attributable to this item so that the underlying revenue and charges can be seen.
(ii) M&G operating profit based on longer-term investment returns:

	2015 £m	2014 £m
	Half year	Half year	Full year
Asset management fee income	489	462	953
Other income	2	1	1
Staff costs	(154)	(160)	(351)
Other costs	(94)	(89)	(203)
Underlying profit before performance-related fees	243	214	400
Share of associate's results	7	6	13
Performance-related fees	1	7	33
M&G operating profit based on longer-term investment returns	251	227	446

The revenue for M&G of £492 million (half year 2014: £470 million; full year 2014: £987 million), comprises the amounts for asset management fee income, other income and performance-related fees shown above, is different to the amount of £639 million shown in the main table of this note. This is because, the £492 million (half year 2014: £470 million; full year 2014: £987 million) is after deducting commissions which would have been included as charges in the main table. The difference in the presentation of commission is aligned with how management reviews the business.

B3 Acquisition costs and other expenditure

	2015 £m	2014 £m
	Half year	Half year	Full year
Acquisition costs incurred for insurance policies	(1,580)	(1,307)	(2,668)
Acquisition costs deferred less amortisation of acquisition costs	(15)	272	916
Administration costs and other expenditure	(2,314)	(2,097)	(4,486)
Movements in amounts attributable to external unit holders of consolidated investment funds	(596)	(204)	(514)
Total acquisition costs and other expenditure	(4,505)	(3,336)	(6,752)

Included in total acquisition costs and other expenditure is depreciation of property, plant and equipment of £(55) million (half year 2014: £(45) million; full year 2014: £(90) million).

B4 Effect of changes and other accounting features on insurance assets and liabilities

The following features are of relevance to the determination of the half year 2015 results:

(a) Asia insurance operations
In half year 2015, the IFRS operating profit based on longer-term investment returns for Asia insurance operations included a net credit of £29 million (half year 2014: £19 million; full year 2014: £49 million) representing a small number of non-recurring items, none of which are individually significant.

(b)     US insurance operations
Amortisation of deferred acquisition costs
Jackson applies a mean reversion technique for amortisation of deferred acquisition costs on variable annuity business which dampens the effects of short-term market movements on expected gross profits against which deferred acquisition costs are amortised. To the extent that the mean reversion methodology does not fully dampen the effects of market returns, there is a charge or credit for accelerated or decelerated amortisation. For half year 2015, reflecting the effect of releasing higher 2012 returns in the mean reversion calculation, there was a credit for decelerated amortisation of £20 million (half year 2014: credit for decelerated amortisation of £10 million; full year 2014: charge for accelerated amortisation of £13 million) to the operating profit based on longer-term investment returns. See note C5.1(b) for further details.

(c) UK insurance operations
Annuity business: allowance for credit risk
For IFRS reporting, the results for UK shareholder-backed annuity business are particularly sensitive to the allowances made for credit risk. The allowance is reflected in the deduction from the valuation rate of interest for discounting projected future annuity payments to policyholders that would have otherwise applied. Credit risk allowance comprises: (i) an amount for long-term best estimate defaults; and (ii) additional provisions for credit risk premium, downgrade resilience and short-term defaults.

The weighted components of the bond spread over swap rates for shareholder-backed fixed and linked annuity business for (PRIL), the principal company which writes the UK's shareholder backed business, based on the asset mix at these dates are shown below.

	30 Jun 2015 (bps)			30 Jun 2014 (bps)			31 Dec 2014 (bps)
	Pillar 1 regulatory basis	Adjustment	IFRS	Pillar 1 regulatory basis	Adjustment	IFRS	Pillar 1 regulatory basis	Adjustment	IFRS
Bond spread over swap rates note (i)	150	-	150	119	-	119	143	-	143
Credit risk allowance:
Long-term expected defaults note (ii)	15	-	15	14	-	14	14	-	14
Additional provisionsnote (iii)	44	(13)	31	47	(19)	28	44	(12)	32
Total credit risk allowance	59	(13)	46	61	(19)	42	58	(12)	46
Liquidity premium	91	13	104	58	19	77	85	12	97

Notes
(i) Bond spread over swap rates reflect market observed data.
(ii)     Long-term expected defaults are derived by applying Moody's data from 1970 to 2009 and the definition of the credit rating used is the second highest credit rating published by Moody's, Standard & Poor's and Fitch.

(iii)     Additional provisions comprise credit risk premium, which is derived from Moody's data from 1970 to 2009, an allowance for a one-notch downgrade of the portfolio subject to credit risk and an additional allowance for short-term defaults.

The prudent Pillar 1 regulatory basis reflects the overriding objective of maintaining sufficient provisions and capital to ensure payments to policyholders can be made. The approach for IFRS aims to establish liabilities that are closer to 'best estimate'.

The movements during the first half of 2015 of the average basis points allowance for PRIL on Pillar 1 regulatory and IFRS bases are analysed as follows:

	Pillar 1 Regulatory basis	IFRS
	(bps)	(bps)

Total allowance for credit risk at 31 December 2014	58	46
Credit rating changes	1	1
Other effects (including for new business)	-	(1)
Total allowance for credit risk at 30 June 2015	59	46

Overall the movement has led to the credit allowance for Pillar 1 purposes to be 39 per cent (half year 2014: 51 per cent; full year 2014: 41 per cent) of the bond spread over swap rates. For IFRS purposes it represents 31 per cent (half year 2014: 35 per cent; full year 2014: 32 per cent) of the bond spread over swap rates.

The reserves for credit risk allowance at 30 June 2015 for the UK shareholder annuity fund were as follows:

	Pillar 1 Regulatory basis	IFRS
	Total £bn	Total £bn
PRIL	2.0	1.5
PAC non-profit sub-fund	0.2	0.2
Total 30 June 2015	2.2	1.7
Total 30 June 2014	1.9	1.3
Total 31 December 2014	2.2	1.7

Annuity business: longevity reinsurance transaction
In the first half of 2015, the UK insurance operations result includes a benefit of £61 million arising from a longevity reinsurance transaction entered into in respect of £1.7 billion of annuity liabilities (half year 2014: £nil; full year 2014: a benefit of £30 million in respect of £0.8 billion of annuity liabilities).

B5 Tax charge

(a) Total tax charge by nature of expense
The total tax charge in the income statement is as follows:

	2015 £m			2014 £m
Tax charge	Current tax	Deferred tax	Half year Total	Half year Total	Full year Total
UK tax	(152)	(7)	(159)	(262)	(578)
Overseas tax	(273)	(214)	(487)	(301)	(360)
Total tax charge	(425)	(221)	(646)	(563)	(938)

The current tax charge of £425 million includes £16 million (half year 2014: £23 million; full year 2014: £37 million) in respect of the tax charge for the Hong Kong operation. The Hong Kong current tax charge is calculated as 16.5 per cent for all periods on either: (i) 5 per cent of the net insurance premium; or (ii) the estimated assessable profits, depending on the nature of the business written.

The total tax charge comprises tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders as shown below:

	2015 £m			2014 £m
Tax charge	Current tax	Deferred tax	Half year Total	Half year Total	Full year Total
Tax charge to policyholders' returns	(142)	(60)	(202)	(284)	(540)
Tax charge attributable to shareholders	(283)	(161)	(444)	(279)	(398)
Total tax charge	(425)	(221)	(646)	(563)	(938)

The principal reason for the decrease in the tax charge attributable to policyholders' returns compared to half year 2014 is a decrease in the current tax due to the taxable market value movements on bond assets. An explanation of the tax charge attributable to shareholders is shown in note (b) below.

(b) Reconciliation of effective tax rate
Reconciliation of tax charge on profit attributable to shareholders

	Half year 2015 £m (Except for tax rates)
	Asia insurance operations	US insurance operations	UK insurance operations	Other operations	Total
Operating profit based on longer-term investment returns	574	834	453	20	1,881
Non-operating profit (loss)	(107)	193	(96)	11	1
Profit before tax attributable to shareholders	467	1,027	357	31	1,882
Expected tax rate:*	26%	35%	20%	19%	30%
Tax charge at the expected tax rate	121	359	71	6	557
Effects of:
Adjustment to tax charge in relation to prior years	5	(28)	-	4	(19)
Movements in provisions for open tax matters	(9)	-	-	(2)	(11)
Income not taxable or taxable at concessionary rates	(13)	(44)	(2)	(5)	(64)
Deductions not allowable for tax purposes	4	2	2	11	19
Effect of different basis of tax in local jurisdictions	(2)	-	-	-	(2)
Impact of changes in local statutory tax rates	(5)	-	-	-	(5)
Deferred tax adjustments	1	-	(1)	(4)	(4)
Effect of results of joint ventures and associates	(16)	-	-	(6)	(22)
Irrecoverable withholding taxes	-	-	-	14	14
Other	2	(23)	5	(3)	(19)
Total actual tax charge	88	266	75	15	444
Analysed into:
Tax charge on operating profit based on longer-term investment returns	91	222	94	19	426
Tax charge (credit) on non-operating profit (loss)	(3)	44	(19)	(4)	18
Actual tax rate:
Operating profit based on longer-term investment returns	16%	27%	21%	95%	23%
Total profit	19%	26%	21%	48%	24%

	Half year 2014 £m (Except for tax rates)
	Asia insurance operations*	US insurance operations	UK† insurance operations	Other† operations	Total
Operating profit (loss) based on longer-term investment returns	483	686	378	(26)	1,521
Non-operating profit (loss)	115	(266)	85	(31)	(97)
Profit (loss) before tax attributable to shareholders	598	420	463	(57)	1,424
Expected tax rate*	22%	35%	22%	21%	26%
Tax charge (credit) at the expected tax rate	130	147	102	(13)	366
Effects of:
Adjustment to tax charge in relation to prior years	-	-	-	3	3
Movements in provisions for open tax matters	1	-	-	-	1
Income not taxable or taxable at concessionary rates	(40)	(27)	(2)	(4)	(73)
Deductions not allowable for tax purposes	15	-	-	2	17
Impact of changes in local statutory tax rates	-	-	-	-	-
Deferred tax adjustments	1	-	(4)	-	(3)
Effect of results of joint ventures and associates	(19)	-	-	(5)	(24)
Irrecoverable withholding taxes	-	-	-	15	15
Other	(4)	(13)	(2)	(4)	(23)
Total actual tax charge (credit)	84	107	94	(6)	279
Analysed into:
Tax charge on operating profit (loss) based on longer-term investment returns	82	206	77	4	369
Tax charge (credit) on non-operating profit (loss)	2	(99)	17	(10)	(90)
Actual tax rate:
Operating profit (loss) based on longer-term investment returns	17%	30%	20%	(15%)	24%
Total profit	14%	25%	20%	11%	20%

	Full year 2014 £m (Except for tax rates)
	Asia insurance operations	US insurance operations	UK† insurance operations	Other† operations	Total
Operating profit (loss) based on longer-term investment returns	1,050	1,431	753	(48)	3,186
Non-operating profit (loss)	170	(1,174)	545	(113)	(572)
Profit (loss) before tax attributable to shareholders	1,220	257	1,298	(161)	2,614
Expected tax rate:*	22%	35%	21%	22%	23%
Tax charge (credit) at the expected tax rate	268	90	273	(35)	596
Effects of:
Adjustment to tax charge in relation to prior years	(2)	(1)	3	(7)	(7)
Movements in provisions for open tax matters	7	-	-	(26)	(19)
Income not taxable or taxable at concessionary rates	(17)	(82)	-	(2)	(101)
Deductions not allowable for tax purposes	13	-	7	9	29
Effect of different basis of tax in local jurisdiction	(44)	-	-	-	(44)
Impact of changes in local statutory tax rates	(1)	-	2	-	1
Deferred tax adjustments	(8)	-	(7)	(11)	(26)
Effect of results of joint ventures and associates	(40)	-	(8)	(10)	(58)
Irrecoverable withholding taxes	-	-	-	27	27
Other	(4)	1	(4)	7	-
Total actual tax charge (credit)	172	8	266	(48)	398
Analysed into:
Tax charge (credit) on operating profit (loss) based on longer-term investment returns	171	419	163	(29)	724
Tax charge (credit) on non-operating profit (loss)	1	(411)	103	(19)	(326)
Actual tax rate:
Operating profit (loss) based on longer-term investment returns	16%	29%	22%	61%	23%
Total profit	14%	3%	21%	40%	15%
*   The expected tax rates (rounded to the nearest whole percentage) reflect the corporation tax rates generally applied to taxable profits of the relevant country jurisdictions. For Asia operations the expected tax rates reflect the corporation tax rates weighted by reference to the source of profits of operations contributing to the aggregate business result. The expected tax rate for other operations reflects the mix of business between UK and overseas non-insurance operations, which are taxed at a variety of rates. The rates will fluctuate from year to year dependent on the mix of profits.

†  In order to show the UK insurance business on a comparable basis, the half year and full year 2014 comparatives exclude the contribution from the sold PruHealth and PruProtect businesses from the UK insurance operations and show it in the column for Other operations.

B6 Earnings per share

		Half year 2015
		Before tax	Tax	Net of tax	Basic earnings per share	Diluted earnings per share
		note B1.1	note B5
	Note	£m	£m	£m	pence	pence
Based on operating profit based on longer-term investment returns		1,881	(426)	1,455	57.0p	56.9p
Short-term fluctuations in investment returns on shareholder-backed business	B1.2	86	(31)	55	2.1p	2.1p
Cumulative exchange loss on the sold Japan Life business recycled from other comprehensive income	D1	(46)	-	(46)	(1.8)p	(1.8)p
Amortisation of acquisition accounting adjustments		(39)	13	(26)	(1.0)p	(1.0)p
Based on profit for the period		1,882	(444)	1,438	56.3p	56.2p

		Half year 2014
		Before tax	Tax	Net of tax	Basic earnings per share	Diluted earnings per share
		note B1.1	note B5
	Note	£m	£m	£m	pence	pence
Based on operating profit based on longer-term investment returns		1,521	(369)	1,152	45.2p	45.1p
Short-term fluctuations in investment returns on shareholder-backed business	B1.2	(45)	73	28	1.1p	1.1p
Amortisation of acquisition accounting adjustments		(44)	15	(29)	(1.1)p	(1.1)p
Costs of domestication of Hong Kong branch		(8)	2	(6)	(0.2)p	(0.2)p
Based on profit for the period		1,424	(279)	1,145	45.0p	44.9p

		Full year 2014
		Before tax	Tax	Net of tax	Basic earnings per share	Diluted earnings per share
		note B1.1	note B5
	Note	£m	£m	£m	pence	pence
Based on operating profit based on longer-term investment returns		3,186	(724)	2,462	96.6p	96.5p
Short-term fluctuations in investment returns on shareholder-backed business	B1.2	(574)	299	(275)	(10.8)p	(10.8)p
Gain on sale of PruHealth and PruProtect		86	-	86	3.4p	3.4p
Amortisation of acquisition accounting adjustments		(79)	26	(53)	(2.1)p	(2.1)p
Costs of domestication of Hong Kong branch		(5)	1	(4)	(0.2)p	(0.2)p
Based on profit for the year		2,614	(398)	2,216	86.9p	86.8p

Earnings per share are calculated based on earnings attributable to ordinary shareholders, after related tax and non-controlling interests.

The weighted average number of shares for calculating earnings per share:

	2015 (millions)	2014 (millions)
	Half year	Half year	Full year
Weighted average number of shares for calculation of:
Basic earnings per share	2,552	2,547	2,549
Diluted earnings per share	2,555	2,551	2,552

B7 Dividends

	Half year 2015		Half year 2014		Full year 2014
	Pence per share	£m	Pence per share	£m	Pence per share	£m
Dividends relating to reporting period:
Interim dividend (2015 and 2014)	12.31p	315	11.19p	287	11.19p	287
Final dividend (2014)	-	-	-	-	25.74p	658
Total	12.31p	315	11.19p	287	36.93p	945
Dividends declared and paid in reporting period:
Current year interim dividend	-	-	-	-	11.19p	285
Final dividend for prior year	25.74p	659	23.84p	610	23.84p	610
Total	25.74p	659	23.84p	610	35.03p	895

Dividend per share
Interim dividends are recorded in the period in which they are paid. Final dividends are recorded in the period in which they are approved by shareholders. The final dividend for the year ended 31 December 2014 of 25.74 pence per ordinary share was paid to eligible shareholders on 21 May 2015 and the 2014 interim dividend of 11.19 pence per ordinary share was paid to eligible shareholders on 25 September 2014.

The 2015 interim dividend of 12.31 pence per ordinary share will be paid on 24 September 2015 in sterling to shareholders on the principal register and the Irish branch register at 6.00pm BST on 21 August 2015 (Record Date), and in Hong Kong dollars to shareholders on the Hong Kong branch register at 4.30pm Hong Kong time on the Record Date (HK Shareholders). Holders of US American Depositary Receipts (US Shareholders) will be paid their dividends in US dollars on or about 1 October 2015. The interim dividend will be paid on or about 1 October 2015 in Singapore dollars to shareholders with shares standing to the credit of their securities accounts with The Central Depository (Pte.) Limited (CDP) at 5.00pm Singapore time on the Record Date (SG Shareholders). The dividend payable to the HK Shareholders will be translated using the exchange rate quoted by the WM Company at the close of business on 10 August 2015. The exchange rate at which the dividend payable to the SG Shareholders will be translated into Singapore Dollars, will be determined by CDP.

Shareholders on the principal register and Irish branch register will be able to participate in a Dividend Reinvestment Plan.

C BALANCE SHEET NOTES

C1 Analysis of Group position by segment and business type

To explain the assets, liabilities and capital of the Group's businesses more comprehensively, it is appropriate to provide analyses of the Group's statement of financial position by operating segment and type of business.

C1.1 Group statement of financial position - analysis by segment

		2015 £m								2014 £m
		Insurance operations			Total insurance operations	Asset management operations	Unallocated to a segment (central operations)	Elimination of intra-group debtors and creditors	30 Jun Group Total	30 Jun Group Total	31 Dec Group Total
		Asia	US	UK
By operating segment	Note	C2.1	C2.2	C2.3		C2.4
Assets
Intangible assets attributable to shareholders:
Goodwill	C5.1(a)	231	-	-	231	1,230	-	-	1,461	1,458	1,463
Deferred acquisition costs and other intangible assets	C5.1(b)	1,918	5,240	85	7,243	19	48	-	7,310	5,944	7,261
Total		2,149	5,240	85	7,474	1,249	48	-	8,771	7,402	8,724
Intangible assets attributable to with-profits funds:
Goodwill in respect of acquired subsidiaries for venture fund and other investment purposes		-	-	184	184	-	-	-	184	177	186
Deferred acquisition costs and other intangible assets		44	-	5	49	-	-	-	49	63	61
Total		44	-	189	233	-	-	-	233	240	247
Total		2,193	5,240	274	7,707	1,249	48	-	9,004	7,642	8,971
Deferred tax assets	C7	95	2,389	140	2,624	133	63	-	2,820	2,173	2,765
Other non-investment and non-cash assets note (i)		3,367	6,562	8,161	18,090	2,159	5,107	(10,692)	14,664	13,867	12,781
Investments of long-term business and other operations:
Investment properties		5	19	13,235	13,259	-	-	-	13,259	11,754	12,764
Investments in joint ventures and associates accounted for using the equity method		415	-	433	848	114	-	-	962	911	1,017
Financial investments:
Loans	C3.4	1,009	6,798	3,845	11,652	926	-	-	12,578	12,457	12,841
Equity securities and portfolio holdings in unit trusts		20,190	86,283	48,662	155,135	89	29	-	155,253	130,566	144,862
Debt securities	C3.3	24,366	32,117	83,876	140,359	1,948	-	-	142,307	134,177	145,251
Other investments		71	1,515	6,006	7,592	118	3	-	7,713	5,908	7,623
Deposits		696	-	10,295	10,991	52	-	-	11,043	13,057	13,096
Total investments		46,752	126,732	166,352	339,836	3,247	32	-	343,115	308,830	337,454
Assets held for sale	D1	-	-	-	-	-	-	-	-	875	824
Cash and cash equivalents		1,672	713	3,673	6,058	1,390	850	-	8,298	5,903	6,409
Total assets	C3.1	54,079	141,636	178,600	374,315	8,178	6,100	(10,692)	377,901	339,290	369,204

		2015 £m								2014 £m
		Insurance operations
By operating segment	Note	Asia	US	UK	Total insurance operations	Asset management operations	Unallocated to a segment (central operations)	Elimination of intra- group debtors and creditors	30 Jun Group Total	30 Jun Group Total	31 Dec Group Total

Equity and liabilities
Equity
Shareholders' equity		3,620	4,004	3,972	11,596	2,172	(1,664)	-	12,104	10,625	11,811
Non-controlling interests		1	-	-	1	-	-	-	1	1	1
Total equity		3,621	4,004	3,972	11,597	2,172	(1,664)	-	12,105	10,626	11,812
Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)		40,832	129,667	144,431	314,930	-	-	(1,310)	313,620	283,704	309,539
Unallocated surplus of with-profits funds		2,127	-	10,641	12,768	-	-	-	12,768	13,044	12,450
Total policyholder liabilities and unallocated surplus of with-profits funds	C4	42,959	129,667	155,072	327,698	-	-	(1,310)	326,388	296,748	321,989
Core structural borrowings of shareholder-financed operations:
Subordinated debt		-	-	-	-	-	3,897	-	3,897	3,597	3,320
Other		-	159	-	159	275	549	-	983	970	984
Total	C6.1	-	159	-	159	275	4,446	-	4,880	4,567	4,304
Operational borrowings attributable to shareholder-financed operations	C6.2(a)	-	221	96	317	11	2,176	-	2,504	2,243	2,263
Borrowings attributable to with-profits operations	C6.2(b)	-	-	1,089	1,089	-	-	-	1,089	864	1,093
Deferred tax liabilities	C7	760	2,309	1,226	4,295	20	10	-	4,325	3,855	4,291
Other non-insurance liabilitiesnote (ii)		6,739	5,276	17,145	29,160	5,700	1,132	(9,382)	26,610	19,559	22,682
Liabilities held for sale	D1	-	-	-	-	-	-	-	-	828	770
Total liabilities	C3.1	50,458	137,632	174,628	362,718	6,006	7,764	(10,692)	365,796	328,664	357,392
Total equity and liabilities		54,079	141,636	178,600	374,315	8,178	6,100	(10,692)	377,901	339,290	369,204

Notes

(i)      The largest component of the other non-investment and non-cash assets of £14,664 million (30 June 2014: £13,867 million; 31 December 2014: £12,781 million) is the reinsurers' share of contract liabilities of £7,259 million (30 June 2014: £6,743 million; 31 December 2014; £7,167 million). As set out in note C2.2 these amounts relate primarily to the reinsurance ceded in respect of the acquired REALIC business by the Group's US insurance operations.

Within other non-investment and non-cash assets are premiums receivable of £884 million (30 June 2014: £317 million; 31 December 2014: £416 million) of which 86 per cent are due within one year. The remaining 14 per cent, due after one year, relates to products where charges are levied against premiums in future years.

         Also included within other non-investment and non-cash assets are property, plant and equipment of £984 million (30 June 2014: £910 million; 31 December 2014: £978 million) of which £659 million (30 June 2014: £611 million; 31 December 2014: £660 million) was held by the Group's with-profits operations, primarily by the consolidated subsidiaries for venture funds and other investment purposes of the PAC with-profits fund. The Group made additions to property, plant and equipment of £105 million (30 June 2014: £58 million; 31 December 2014: £172 million).

(ii)     Within other non-insurance liabilities are other creditors of £5,515 million (30 June 2014: £4,999 million; 31 December 2014: £4,262 million) of which £5,193 million (30 June 2014: £4,720 million; 31 December 2014: £3,935 million) is due within one year.

C1.2 Group statement of financial position - analysis by business type

		2015 £m							2014 £m
		Policyholder	Shareholder-backed business
	Note	Participating funds	Unit-linked and variable annuity	Non -linked business	Asset management operations	Unallocated to a segment (central operations)	Elimination of intra-group debtors and creditors	30 Jun Group Total	30 Jun Group Total	31 Dec Group Total
Assets
Intangible assets attributable to shareholders:
Goodwill	C5.1(a)	-	-	231	1,230	-	-	1,461	1,458	1,463
Deferred acquisition costs and other intangible assets	C5.1(b)	-	-	7,243	19	48	-	7,310	5,944	7,261
Total		-	-	7,474	1,249	48	-	8,771	7,402	8,724
Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes		184	-	-	-	-	-	184	177	186
Deferred acquisition costs and other intangible assets		49	-	-	-	-	-	49	63	61
Total		233	-	-	-	-	-	233	240	247
Total		233	-	7,474	1,249	48	-	9,004	7,642	8,971
Deferred tax assets	C7	80	-	2,544	133	63	-	2,820	2,173	2,765
Other non-investment and non-cash assets		3,767	657	10,933	2,159	5,107	(7,959)	14,664	13,867	12,781
Investments of long-term business and other operations:
Investment properties		10,808	682	1,769	-	-	-	13,259	11,754	12,764
Investments in joint ventures and associates accounted for using the equity method		433	-	415	114	-	-	962	911	1,017
Financial investments:
Loans	C3.4	2,808	-	8,844	926	-	-	12,578	12,457	12,841
Equity securities and portfolio holdings in unit trusts		39,761	114,150	1,224	89	29	-	155,253	130,566	144,862
Debt securities	C3.3	58,984	9,858	71,517	1,948	-	-	142,307	134,177	145,251
Other investments		5,550	75	1,967	118	3	-	7,713	5,908	7,623
Deposits		7,998	1,023	1,970	52	-	-	11,043	13,057	13,096
Total investments		126,342	125,788	87,706	3,247	32	-	343,115	308,830	337,454
Assets held for sale	D1	-	-	-	-	-	-	-	875	824
Cash and cash equivalents		2,710	918	2,430	1,390	850	-	8,298	5,903	6,409
Total assets	C3.1	133,132	127,363	111,087	8,178	6,100	(7,959)	377,901	339,290	369,204

Equity and liabilities
Equity
Shareholders' equity		-	-	11,596	2,172	(1,664)	-	12,104	10,625	11,811
Non-controlling interests		-	-	1	-	-	-	1	1	1
Total equity		-	-	11,597	2,172	(1,664)	-	12,105	10,626	11,812
Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)		106,821	122,434	84,365	-	-	-	313,620	283,704	309,539
Unallocated surplus of with-profits funds		12,768	-	-	-	-	-	12,768	13,044	12,450
Total policyholder liabilities and unallocated surplus of with-profits funds	C4	119,589	122,434	84,365	-	-	-	326,388	296,748	321,989
Core structural borrowings of shareholder-financed operations:
Subordinated debt		-	-	-	-	3,897	-	3,897	3,597	3,320
Other		-	-	159	275	549	-	983	970	984
Total	C6.1	-	-	159	275	4,446	-	4,880	4,567	4,304
Operational borrowings attributable to shareholder-financed operations	C6.2(a)	-	4	313	11	2,176	-	2,504	2,243	2,263
Borrowings attributable to with-profits operations	C6.2(b)	1,089	-	-	-	-	-	1,089	864	1,093
Deferred tax liabilities	C7	1,347	36	2,912	20	10	-	4,325	3,855	4,291
Other non-insurance liabilities		11,107	4,889	11,741	5,700	1,132	(7,959)	26,610	19,559	22,682
Liabilities held for sale	D1	-	-	-	-	-	-	-	828	770
Total liabilities	C3.1	133,132	127,363	99,490	6,006	7,764	(7,959)	365,796	328,664	357,392
Total equity and liabilities		133,132	127,363	111,087	8,178	6,100	(7,959)	377,901	339,290	369,204

* Participating funds business in the table above is presented after the elimination on consolidation of the balances relating to an intra-group reinsurance contract entered into during the period between the UK with-profits and Asia with-profits operations. In the segmental analysis presented in note C1.1, the balances are presented before elimination in the individual insurance operations segment, with the adjustment presented separately under intra-group eliminations.

C2 Analysis of segment position by business type

To show the statement of financial position by reference to the differing degrees of policyholder and shareholder economic interest of the different types of business, the analysis below is structured to show the assets and liabilities of each segment by business type.

C2.1 Asia insurance operations

		2015 £m				2014 £m
		With-profits business	Unit-linked assets and liabilities	Other business	30 Jun Total	30 Jun Total	31 Dec Total
	Note	note (i)
Assets
Intangible assets attributable to shareholders:
Goodwill		-	-	231	231	228	233
Deferred acquisition costs and other intangible assets		-	-	1,918	1,918	1,767	1,911
Total		-	-	2,149	2,149	1,995	2,144
Intangible assets attributable to with-profits funds:
Deferred acquisition costs and other intangible assets		44	-	-	44	58	54
Deferred tax assets		-	-	95	95	68	84
Other non-investment and non-cash assets		1,939	217	1,211	3,367	2,667	3,111
Investments of long-term business and other operations:
Investment properties		-	-	5	5	1	-
Investments in joint ventures and associates accounted for using the equity method		-	-	415	415	303	374
Financial investments:
Loans	C3.4	525	-	484	1,009	916	1,014
Equity securities and portfolio holdings in unit trusts		7,811	11,548	831	20,190	16,775	19,200
Debt securities	C3.3	13,321	2,733	8,312	24,366	19,958	23,629
Other investments		43	19	9	71	49	48
Deposits		192	246	258	696	693	769
Total investments		21,892	14,546	10,314	46,752	38,695	45,034
Assets held for sale		-	-	-	-	875	819
Cash and cash equivalents		492	344	836	1,672	1,487	1,684
Total assets		24,367	15,107	14,605	54,079	45,845	52,930
Equity and liabilities
Equity
Shareholders' equity		-	-	3,620	3,620	3,020	3,548
Non-controlling interests		-	-	1	1	1	1
Total equity		-	-	3,621	3,621	3,021	3,549
Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)		18,356	13,845	8,631	40,832	35,372	40,068
Unallocated surplus of with-profits funds		2,127	-	-	2,127	1,985	2,102
Total	C4.1(b)	20,483	13,845	8,631	42,959	37,357	42,170
Deferred tax liabilities		489	36	235	760	645	719
Other non-insurance liabilities		3,395	1,226	2,118	6,739	3,994	5,722
Liabilities held for sale		-	-	-	-	828	770
Total liabilities		24,367	15,107	10,984	50,458	42,824	49,381
Total equity and liabilities		24,367	15,107	14,605	54,079	45,845	52,930

Note

(i)      The statement of financial position for with-profits business comprises the with-profits assets and liabilities of the Hong Kong, Malaysia and Singapore operations. Assets and liabilities of other participating business are included in the column for 'Other business'.

C2.2 US insurance operations

		2015 £m			2014 £m
		Variable annuity separate account assets and liabilities	Fixed annuity, GIC and other business	30 Jun Total	30 Jun Total	31 Dec Total
	Note	note (i)	note (i)
Assets
Intangible assets attributable to shareholders:
Deferred acquisition costs and other intangibles		-	5,240	5,240	4,037	5,197
Total		-	5,240	5,240	4,037	5,197
Deferred tax assets		-	2,389	2,389	1,819	2,343
Other non-investment and non-cash assetsnote (iv)		-	6,562	6,562	6,440	6,617
Investments of long-term business and other operations:
Investment properties		-	19	19	26	28
Financial investments:
Loans	C3.4	-	6,798	6,798	6,130	6,719
Equity securities and portfolio holdings in unit trustsnote (iii)		85,946	337	86,283	71,775	82,081
Debt securities	C3.3	-	32,117	32,117	30,586	32,980
Other investmentsnote (ii)		-	1,515	1,515	1,349	1,670
Total investments		85,946	40,786	126,732	109,866	123,478
Cash and cash equivalents		-	713	713	677	904
Total assets		85,946	55,690	141,636	122,839	138,539
Equity and liabilities
Equity
Shareholders' equitynote (v)		-	4,004	4,004	3,801	4,067
Total equity		-	4,004	4,004	3,801	4,067
Liabilities
Policyholder liabilities:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)		85,946	43,721	129,667	112,009	126,746
Total	C4.1 (c)	85,946	43,721	129,667	112,009	126,746
Core structural borrowings of shareholder-financed operations		-	159	159	146	160
Operational borrowings attributable to shareholder-financed operations		-	221	221	222	179
Deferred tax liabilities		-	2,309	2,309	1,997	2,308
Other non-insurance liabilities		-	5,276	5,276	4,664	5,079
Total liabilities		85,946	51,686	137,632	119,038	134,472
Total equity and liabilities		85,946	55,690	141,636	122,839	138,539

Notes

(i)      These amounts are for separate account assets and liabilities for all variable annuity products comprising those with and without guarantees. Assets and liabilities attaching to variable annuity business that are not held in the separate account, eg. in respect of guarantees are shown within other business.

(ii) Other investments comprise:

	2015 £m	2014 £m
	30 Jun	30 Jun	31 Dec
Derivative assets*	765	600	916
Partnerships in investment pools and other**	750	749	754
	1,515	1,349	1,670

*    After taking account of the derivative liabilities of £258 million (30 June 2014: £284 million; 31 December 2014: £251 million), which are included in other non-insurance liabilities, the derivative position for US operations is a net asset of £507 million (30 June 2014: net asset of £316 million; 31 December 2014: net asset of £665 million).

**   Partnerships in investment pools and other comprise primarily investments in limited partnerships. These include interests in the PPM America Private Equity Fund and diversified investments in other partnerships by independent money managers that generally invest in various equities and fixed income loans and securities.

(iii) Equity securities and portfolio holdings in unit trusts include investments in mutual funds, the majority of which are equity-based.

(iv)    Included within other non-investment and non-cash assets of £6,562 million (30 June 2014: £6,440 million; 31 December 2014: £6,617 million) were balances of £5,817 million (30 June 2014: £5,842 million; 31 December 2014: £5,979 million) for reinsurers' share of insurance contract liabilities. Of the £5,817 million as at 30 June 2015, £5,057 million related to the reinsurance ceded in respect of the acquired REALIC business (30 June 2014: £5,179 million; 31 December 2014: £5,174 million). Jackson holds collateral for certain of these reinsurance arrangements with a corresponding funds withheld liability. As of 30 June 2015, the funds withheld liability of £2,204 million (30 June 2014: £2,019 million; 31 December 2014: £2,201 million) was recorded within other non-insurance liabilities.

(v) Changes in shareholders' equity

	2015 £m	2014 £m
	Half year	Half year	Full year
Operating profit based on longer-term investment returns B1.1	834	686	1,431
Short-term fluctuations in investment returns B1.2	228	(226)	(1,103)
Amortisation of acquisition accounting adjustments arising on the purchase of REALIC	(35)	(40)	(71)
Profit before shareholder tax	1,027	420	257
Tax B5	(266)	(107)	(8)
Profit for the period	761	313	249

Profit for the period (as above)	761	313	249
Items recognised in other comprehensive income:
Exchange movements	(34)	(122)	235
Unrealised valuation movements on securities classified as available-for-sale:
Unrealised holding (losses) gains arising during the period	(661)	1,060	1,039
Deduct net gains included in the income statement on disposal and impairment	(101)	(37)	(83)
Total unrealised valuation movements	(762)	1,023	956
Related amortisation of deferred acquisition costs C5.1(b)	165	(212)	(87)
Related tax	209	(284)	(304)
Total other comprehensive (loss) income	(422)	405	800
Total comprehensive income for the period	339	718	1,049
Dividends, interest payments to central companies and other movements	(402)	(363)	(428)
Net (decrease) increase in equity	(63)	355	621
Shareholders' equity at beginning of period	4,067	3,446	3,446
Shareholders' equity at end of period	4,004	3,801	4,067

C2.3 UK insurance operations

Of the total investments of £166 billion in UK insurance operations, £104 billion of investments are held by Scottish Amicable Insurance Fund and the PAC with-profits sub-fund. Shareholders are exposed only indirectly to value movements on these assets.

				2015 £m				2014 £m
				Other funds and subsidiaries
		Scottish Amicable Insurance Fund	PAC with- profits sub- fund	Unit-linked assets and liabilities	Annuity and other long-term business	Total	30 Jun Total	30 Jun Total	31 Dec Total
By operating segment	Note	note (ii)	note (i)
Assets
Intangible assets attributable to shareholders:
Deferred acquisition costs and other intangible assets		-	-	-	85	85	85	84	86
Total		-	-	-	85	85	85	84	86
Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes		-	184	-	-	-	184	177	186
Deferred acquisition costs		-	5	-	-	-	5	5	7
Total		-	189	-	-	-	189	182	193
Total		-	189	-	85	85	274	266	279
Deferred tax assets		-	80	-	60	60	140	132	132
Other non-investment and non-cash assets		207	4,354	440	3,160	3,600	8,161	8,001	6,826
Investments of long-term business and other operations:
Investment properties		349	10,459	682	1,745	2,427	13,235	11,727	12,736
Investments in joint ventures and associates accounted for using the equity method (principally property funds joint ventures)		-	433	-	-	-	433	513	536
Financial investments:
Loans	C3.4	62	2,221	-	1,562	1,562	3,845	4,389	4,254
Equity securities and portfolio holdings in unit trusts		2,697	29,253	16,656	56	16,712	48,662	41,916	43,468
Debt securities	C3.3	2,465	43,198	7,125	31,088	38,213	83,876	81,680	86,349
Other investmentsnote (iii)		261	5,246	56	443	499	6,006	4,433	5,782
Deposits		466	7,340	777	1,712	2,489	10,295	12,319	12,253
Total investments		6,300	98,150	25,296	36,606	61,902	166,352	156,977	165,378
Properties held for sale		-	-	-	-	-	-	-	5
Cash and cash equivalents		221	1,997	574	881	1,455	3,673	2,121	2,457
Total assets		6,728	104,770	26,310	40,792	67,102	178,600	167,497	175,077

		2015 £m						2014 £m
				Other funds and subsidiaries
		Scottish Amicable Insurance Fund	PAC with-profits sub-fund	Unit-linked assets and liabilities	Annuity and other long-term business	Total	30 Jun Total	30 Jun Total	31 Dec Total
	Note	note (ii)	note (i)
Equity and liabilities
Equity
Shareholders' equity		-	-	-	3,972	3,972	3,972	3,245	3,804
Total equity		-	-	-	3,972	3,972	3,972	3,245	3,804
Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)		6,413	83,362	22,643	32,013	54,656	144,431	137,619	144,088
Unallocated surplus of with-profits funds (reflecting application of 'realistic' basis provisions for UK regulated with-profits funds)		-	10,641	-	-	-	10,641	11,059	10,348
Total	C4.1(d)	6,413	94,003	22,643	32,013	54,656	155,072	148,678	154,436
Operational borrowings attributable to shareholder-financed operations		-	-	4	92	96	96	71	74
Borrowings attributable to with-profits funds		11	1,078	-	-	-	1,089	864	1,093
Deferred tax liabilities		52	806	-	368	368	1,226	1,184	1,228
Other non-insurance liabilities		252	8,883	3,663	4,347	8,010	17,145	13,455	14,442
Total liabilities		6,728	104,770	26,310	36,820	63,130	174,628	164,252	171,273
Total equity and liabilities		6,728	104,770	26,310	40,792	67,102	178,600	167,497	175,077

Notes

(i)      The PAC with-profits sub-fund (WPSF) mainly contains with-profits business but it also contains some non-profit business (unit-linked, term assurances and annuities). Included in the PAC with-profits fund is £11.3 billion (30 June 2014: £11.2 billion; 31 December 2014: £11.7 billion) of non-profits annuities liabilities. The WPSF's profits are apportioned 90 per cent to its policyholders and 10 per cent to shareholders as surplus for distribution is determined via the annual actuarial valuation. For the purposes of this table and subsequent explanation, references to the WPSF also include, for convenience, the amounts attaching to the Defined Charges Participating Sub-fund which comprises 3.84 per cent of the total assets of the WPSF and includes the with-profits annuity business transferred to Prudential from the Equitable Life Assurance Society on 1 December 2007 (with assets of approximately £1.7 billion). Profits to shareholders on this with-profits annuity business emerge on a 'charges less expenses' basis and policyholders are entitled to 100 per cent of the investment earnings.

(ii)     The fund is solely for the benefit of policyholders of SAIF. Shareholders have no interest in the profits of this fund although they are entitled to asset management fees on this business. SAIF is a separate sub-fund within the PAC long-term business fund.

(iii) Other investments comprise:

	2015 £m	2014 £m
	30 Jun	30 Jun	31 Dec
Derivative assets*	2,555	1,262	2,344
Partnerships in investment pools and other**	3,451	3,171	3,438
	6,006	4,433	5,782

*     After including derivative liabilities of £841 million (30 June 2014: £751 million; 31 December 2014: £1,381 million), which are also included in the statement of financial position, the overall derivative position was a net asset of £1,714 million (30 June 2014: net asset of £511 million; 31 December 2014: net asset of £963 million).

**    Partnerships in investment pools and other comprise mainly investments held by the PAC with-profits fund. These investments are primarily investments in limited partnerships and additionally, investments in property funds.

C2.4 Asset management operations

		2015 £m					2014 £m
	Note	M&G	Prudential Capital	US	Eastspring Investments	30 Jun Total	30 Jun Total	31 Dec Total
Assets
Intangible assets:
Goodwill		1,153	-	16	61	1,230	1,230	1,230
Deferred acquisition costs and other intangible assets		15	-	3	1	19	20	21
Total		1,168	-	19	62	1,249	1,250	1,251
Other non-investment and non-cash assets		1,345	637	228	82	2,292	1,371	1,605
Investments in joint ventures and associates accounted for using the equity method		34	-	-	80	114	95	107
Financial investments:
Loans	C3.4	-	926	-	-	926	1,022	854
Equity securities and portfolio holdings in unit trusts		77	-	-	12	89	74	79
Debt securities	C3.3	-	1,945	-	3	1,948	1,953	2,293
Other investments		14	97	7	-	118	73	121
Deposits		-	-	18	34	52	45	74
Total investments		125	2,968	25	129	3,247	3,262	3,528
Cash and cash equivalents		418	797	74	101	1,390	751	1,044
Total assets		3,056	4,402	346	374	8,178	6,634	7,428
Equity and liabilities
Equity
Shareholders' equity		1,698	25	165	284	2,172	2,053	2,077
Total equity		1,698	25	165	284	2,172	2,053	2,077
Liabilities
Core structural borrowing of shareholder-financed operations		-	275	-	-	275	275	275
Operational borrowing attributable to shareholder-financed operations		11	-	-	-	11	-	6
Intra-group debt represented by operational borrowings at Group levelnote (i)		-	2,176	-	-	2,176	1,950	2,004
Other non-insurance liabilitiesnote (ii)		1,347	1,926	181	90	3,544	2,356	3,066
Total liabilities		1,358	4,377	181	90	6,006	4,581	5,351
Total equity and liabilities		3,056	4,402	346	374	8,178	6,634	7,428

Notes
(i) Intra-group debt represented by operational borrowings at Group level, which are in respect of Prudential Capital's short-term fixed income security programme and comprise:

	2015 £m	2014 £m
	30 Jun	30 Jun	31 Dec
Commercial paper	1,577	1,650	1,704
Medium Term Notes	599	300	300
Total intra-group debt represented by operational borrowings at Group level	2,176	1,950	2,004

(ii) Other non-insurance liabilities consist primarily of intra-group balances, derivative liabilities and other creditors.

C3      Assets and Liabilities - Classification and Measurement

C3.1 Group assets and liabilities - Classification
The classification of the Group's assets and liabilities, and its corresponding accounting carrying values reflect the requirements of IFRS. For financial investments the basis of valuation reflects the Group's application of IAS 39 'Financial Instruments: Recognition and Measurement' as described further below. Where assets and liabilities have been valued at fair value or measured on a different basis but fair value is disclosed, the Group has followed the principles under IFRS 13 'Fair value measurement'. The basis applied is summarised below:

	30 Jun 2015 £m
	At fair value		Cost/ amortised cost/ IFRS 4 basis value	Total carrying value	Fair value, where applicable
			note (i)
	Through profit or loss	Available- for-sale
Intangible assets attributable to shareholders:
Goodwill	-	-	1,461	1,461
Deferred acquisition costs and other intangible assets	-	-	7,310	7,310
Total	-	-	8,771	8,771
Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes	-	-	184	184
Deferred acquisition costs and other intangible assets	-	-	49	49
Total	-	-	233	233
Total intangible assets	-	-	9,004	9,004
Other non-investment and non-cash assets:
Property, plant and equipment	-	-	984	984
Reinsurers' share of insurance contract liabilities	-	-	7,259	7,259
Deferred tax assets	-	-	2,820	2,820
Current tax recoverable	-	-	220	220
Accrued investment income	-	-	2,575	2,575	2,575
Other debtors	-	-	3,626	3,626	3,626
Total	-	-	17,484	17,484
Investments of long-term business and other operations:note (ii)
Investment properties	13,259	-	-	13,259	13,259
Investments accounted for using the equity method		-	962	962
Loans	2,306	-	10,272	12,578	13,189
Equity securities and portfolio holdings in unit trusts	155,253	-	-	155,253	155,253
Debt securities	110,273	32,034	-	142,307	142,307
Other investments	7,713	-		7,713	7,713
Deposits	-	-	11,043	11,043	11,043
Total investments	288,804	32,034	22,277	343,115
Assets held for sale		-	-	-
Cash and cash equivalents	-		8,298	8,298	8,298
Total assets	288,804	32,034	57,063	377,901

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Insurance contract liabilities	-	-	254,417	254,417
Investment contract liabilities with discretionary participation features note (iii)	-	-	39,795	39,795
Investment contract liabilities without discretionary participation features	16,741	-	2,667	19,408	19,426
Unallocated surplus of with-profits funds	-	-	12,768	12,768
Total	16,741	-	309,647	326,388
Core structural borrowings of shareholder-financed operations	-	-	4,880	4,880	5,373
Other borrowings:
Operational borrowings attributable to shareholder-financed operations	-	-	2,504	2,504	2,504
Borrowings attributable to with-profits operations	-	-	1,089	1,089	1,102
Other non-insurance liabilities:
Obligations under funding, securities lending and sale and repurchase agreements	-	-	3,296	3,296	3,305
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	10,007	-	-	10,007	10,007
Deferred tax liabilities	-	-	4,325	4,325
Current tax liabilities	-	-	393	393
Accruals and deferred income	-	-	750	750
Other creditors	322	-	5,193	5,515	5,515
Provisions		-	546	546
Derivative liabilities	1,758	-	-	1,758	1,758
Other liabilities	2,204	-	2,141	4,345	4,345
Total	14,291	-	16,644	30,935
Liabilities held for sale		-	-	-
Total liabilities	31,032	-	334,764	365,796

	30 Jun 2014 £m
	At fair value		Cost/ amortised cost/ IFRS 4 basis value	Total carrying value	Fair value, where applicable
			note (i)
	Through profit or loss	Available- for-sale
Intangible assets attributable to shareholders:
Goodwill	-	-	1,458	1,458
Deferred acquisition costs and other intangible assets	-	-	5,944	5,944
Total	-	-	7,402	7,402
Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes	-	-	177	177
Deferred acquisition costs and other intangible assets	-	-	63	63
Total	-	-	240	240
Total intangible assets	-	-	7,642	7,642
Other non-investment and non-cash assets:
Property, plant and equipment	-	-	910	910
Reinsurers' share of insurance contract liabilities	-	-	6,743	6,743
Deferred tax assets	-	-	2,173	2,173
Current tax recoverable	-	-	158	158
Accrued investment income	-	-	2,413	2,413	2,413
Other debtors	-	-	3,643	3,643	3,643
Total	-	-	16,040	16,040
Investments of long-term business and other operations:note (ii)
Investment properties	11,754	-	-	11,754	11,754
Investments accounted for using the equity method	-	-	911	911
Loans	2,123	-	10,334	12,457	12,987
Equity securities and portfolio holdings in unit trusts	130,566	-	-	130,566	130,566
Debt securities	103,666	30,511	-	134,177	134,177
Other investments	5,908	-	-	5,908	5,908
Deposits	-	-	13,057	13,057	13,057
Total investments	254,017	30,511	24,302	308,830
Assets held for sale	875	-		875	875
Cash and cash equivalents	-	-	5,903	5,903	5,903
Total assets	254,892	30,511	53,887	339,290

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Insurance contract liabilities	-	-	227,779	227,779
Investment contract liabilities with discretionary participation features note (iii)	-	-	35,636	35,636
Investment contract liabilities without discretionary participation features	17,840	-	2,449	20,289	20,290
Unallocated surplus of with-profits funds	-	-	13,044	13,044
Total	17,840	-	278,908	296,748
Core structural borrowings of shareholder-financed operations	-	-	4,567	4,567	5,056
Other borrowings:
Operational borrowings attributable to shareholder-financed operations	-	-	2,243	2,243	2,243
Borrowings attributable to with-profits operations	-	-	864	864	879
Other non-insurance liabilities:
Obligations under funding, securities lending and sale and repurchase agreements	-	-	2,188	2,188	2,200
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	5,262	-	-	5,262	5,262
Deferred tax liabilities	-	-	3,855	3,855
Current tax liabilities	-	-	475	475
Accruals and deferred income	-	-	731	731
Other creditors	279	-	4,720	4,999	4,999
Provisions	-	-	534	534
Derivative liabilities	1,400	-	-	1,400	1,400
Other liabilities	2,019	-	1,951	3,970	3,970
Total	8,960	-	14,454	23,414
Liabilities held for sale	828	-	-	828	828
Total liabilities	27,628	-	301,036	328,664

	31 Dec 2014 £m
	At fair value		Cost/ amortised cost/ IFRS 4 basis value	Total carrying value	Fair value, where applicable
			note (i)
	Through profit or loss	Available- for-sale
Intangible assets attributable to shareholders:
Goodwill	-	-	1,463	1,463
Deferred acquisition costs and other intangible assets	-	-	7,261	7,261
Total	-	-	8,724	8,724
Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes	-	-	186	186
Deferred acquisition costs and other intangible assets	-	-	61	61
Total	-	-	247	247
Total intangible assets	-	-	8,971	8,971
Other non-investment and non-cash assets:
Property, plant and equipment	-	-	978	978
Reinsurers' share of insurance contract liabilities	-	-	7,167	7,167
Deferred tax assets	-	-	2,765	2,765
Current tax recoverable	-	-	117	117
Accrued investment income	-	-	2,667	2,667	2,667
Other debtors	-	-	1,852	1,852	1,852
Total	-	-	15,546	15,546
Investments of long-term business and other operations:note (ii)
Investment properties	12,764	-	-	12,764	12,764
Investments accounted for using the equity method	-	-	1,017	1,017
Loans	2,291	-	10,550	12,841	13,548
Equity securities and portfolio holdings in unit trusts	144,862	-	-	144,862	144,862
Debt securities	112,354	32,897	-	145,251	145,251
Other investments	7,623	-	-	7,623	7,623
Deposits	-	-	13,096	13,096	13,096
Total investments	279,894	32,897	24,663	337,454
Assets held for sale	824	-	-	824	824
Cash and cash equivalents	-	-	6,409	6,409	6,409
Total assets	280,718	32,897	55,589	369,204

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Insurance contract liabilities	-	-	250,038	250,038
Investment contract liabilities with discretionary participation features note (iii)	-	-	39,277	39,277
Investment contract liabilities without discretionary participation features	17,554	-	2,670	20,224	20,211
Unallocated surplus of with-profits funds	-	-	12,450	12,450
Total	17,554	-	304,435	321,989
Core structural borrowings of shareholder-financed operations	-	-	4,304	4,304	4,925
Other borrowings:
Operational borrowings attributable to shareholder-financed operations	-	-	2,263	2,263	2,263
Borrowings attributable to with-profits operations	-	-	1,093	1,093	1,108
Other non-insurance liabilities:
Obligations under funding, securities lending and sale and repurchase agreements	-	-	2,347	2,347	2,361
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	7,357	-	-	7,357	7,357
Deferred tax liabilities	-	-	4,291	4,291
Current tax liabilities	-	-	617	617
Accruals and deferred income	-	-	947	947
Other creditors	327	-	3,935	4,262	4,262
Provisions	-	-	724	724
Derivative liabilities	2,323	-	-	2,323	2,323
Other liabilities	2,201	-	1,904	4,105	4,105
Total	12,208	-	14,765	26,973
Liabilities held for sale	770	-	-	770	770
Total liabilities	30,532	-	326,860	357,392

Notes

(i)      Assets carried at cost or amortised cost are subject to impairment testing where appropriate under IFRS requirements. This category also includes assets which are valued by reference to specific IFRS standards such as reinsurers' share of insurance contract liabilities, deferred tax assets and investments accounted for under the equity method.

(ii)     Realised gains and losses on the Group's investments for half year 2015 recognised in the income statement amounted to a net gain of £1.8 billion (30 June 2014: £1.8 billion; 31 December 2014: £2.9 billion).

(iii)     The carrying value of investment contracts with discretionary participation features is determined on an IFRS 4 basis. It is impractical to determine the fair value of these contracts due to the lack of a reliable basis to measure the participation features.

C3.2 Group assets and liabilities - Measurement

(a) Determination of fair value
The fair values of the assets and liabilities of the Group have been determined on the following bases.

The fair values of the financial instruments for which fair valuation is required under IFRS are determined by the use of current market bid prices for exchange-quoted investments, or by using quotations from independent third parties, such as brokers and pricing services or by using appropriate valuation techniques.

The estimated fair value of derivative financial instruments reflects the estimated amount the Group would receive or pay in an arm's length transaction. This amount is determined using quoted prices if exchange listed, quotations from independent third parties or valued internally using standard market practices.

The loans and receivables have been shown net of provisions for impairment. The fair value of loans has been estimated from discounted cash flows expected to be received. The rate of discount used was the market rate of interest where applicable.

The fair value of investment properties is based on market values as assessed by professionally qualified external valuers or by the Group's qualified surveyors.

The fair value of the subordinated and senior debt issued by the parent company is determined using the quoted prices from independent third parties.

The fair value of financial liabilities (other than derivative financial instruments) is determined using discounted cash flows of the amounts expected to be paid.

(b) Fair value hierarchy of financial instruments measured at fair value on recurring basis
The table below shows the financial instruments carried at fair value analysed by level of the IFRS 13 'Fair Value Measurement' defined fair value hierarchy. This hierarchy is based on the inputs to the fair value measurement and reflects the lowest level input that is significant to that measurement.

	30 Jun 2015 £m
	Level 1	Level 2	Level 3
Analysis of financial investments, net of derivative liabilities by business type	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs	Total

With-profits
Equity securities and portfolio holdings in unit trusts	36,488	2,650	623	39,761
Debt securities	16,988	41,635	361	58,984
Other investments (including derivative assets)	26	2,255	3,269	5,550
Derivative liabilities	(29)	(565)	-	(594)
Total financial investments, net of derivative liabilities	53,473	45,975	4,253	103,701
Percentage of total	52%	44%	4%	100%
Unit-linked and variable annuity separate account
Equity securities and portfolio holdings in unit trusts	113,797	344	9	114,150
Debt securities	4,300	5,558	-	9,858
Other investments (including derivative assets)	1	70	4	75
Derivative liabilities	-	(18)	-	(18)
Total financial investments, net of derivative liabilities	118,098	5,954	13	124,065
Percentage of total	95%	5%	0%	100%
Non-linked shareholder-backed
Loans	-	267	2,039	2,306
Equity securities and portfolio holdings in unit trusts	1,182	125	35	1,342
Debt securities	15,170	58,099	196	73,465
Other investments (including derivative assets)	-	1,310	778	2,088
Derivative liabilities	-	(810)	(336)	(1,146)
Total financial investments, net of derivative liabilities	16,352	58,991	2,712	78,055
Percentage of total	21%	76%	3%	100%

Group total analysis, including other financial liabilities held at fair value
Group total
Loans*	-	267	2,039	2,306
Equity securities and portfolio holdings in unit trusts	151,467	3,119	667	155,253
Debt securities	36,458	105,292	557	142,307
Other investments (including derivative assets)	27	3,635	4,051	7,713
Derivative liabilities	(29)	(1,393)	(336)	(1,758)
Total financial investments, net of derivative liabilities	187,923	110,920	6,978	305,821
Investment contracts liabilities without discretionary participation features held at fair value	(22)	(16,719)	-	(16,741)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(8,559)	(45)	(1,403)	(10,007)
Other financial liabilities held at fair value	-	(322)	(2,204)	(2,526)
Total financial instruments at fair value	179,342	93,834	3,371	276,547
Percentage of total	65%	34%	1%	100%
* Loans in the table above are those classified as fair value through profit and loss in note C3.1.

	30 Jun 2014 £m
	Level 1	Level 2	Level 3
Analysis of financial investments, net of derivative liabilities by business type	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs	Total

With-profits
Equity securities and portfolio holdings in unit trusts	28,796	2,711	597	32,104
Debt securities	15,870	39,756	480	56,106
Other investments (including derivative assets)	64	1,037	3,044	4,145
Derivative liabilities	(45)	(394)	-	(439)
Total financial investments, net of derivative liabilities	44,685	43,110	4,121	91,916
Percentage of total	49%	47%	4%	100%
Unit-linked and variable annuity separate account
Equity securities and portfolio holdings in unit trusts	97,125	200	38	97,363
Debt securities	3,546	6,313	-	9,859
Other investments (including derivative assets)	5	33	-	38
Derivative liabilities	-	(1)	-	(1)
Total financial investments, net of derivative liabilities	100,676	6,545	38	107,259
Percentage of total	94%	6%	0%	100%
Non-linked shareholder-backed
Loans	-	259	1,864	2,123
Equity securities and portfolio holdings in unit trusts	986	79	34	1,099
Debt securities	14,271	53,853	88	68,212
Other investments (including derivative assets)	-	959	766	1,725
Derivative liabilities	-	(750)	(210)	(960)
Total financial investments, net of derivative liabilities	15,257	54,400	2,542	72,199
Percentage of total	21%	75%	4%	100%

Group total analysis, including other financial liabilities held at fair value
Group total
Loans*	-	259	1,864	2,123
Equity securities and portfolio holdings in unit trusts	126,907	2,990	669	130,566
Debt securities	33,687	99,922	568	134,177
Other investments (including derivative assets)	69	2,029	3,810	5,908
Derivative liabilities	(45)	(1,145)	(210)	(1,400)
Total financial investments, net of derivative liabilities	160,618	104,055	6,701	271,374
Investment contracts liabilities without discretionary participation features held at fair value	-	(17,840)	-	(17,840)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(3,902)	(134)	(1,226)	(5,262)
Other financial liabilities held at fair value	-	(279)	(2,019)	(2,298)
Total financial instruments at fair value	156,716	85,802	3,456	245,974
Percentage of total	64%	35%	1%	100%
* Loans in the table above are those classified as fair value through profit and loss in note C3.1.

	31 Dec 2014 £m
	Level 1	Level 2	Level 3
Analysis of financial investments, net of derivative liabilities by business type	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs	Total

With-profits
Equity securities and portfolio holdings in unit trusts	31,136	2,832	694	34,662
Debt securities	16,415	42,576	582	59,573
Other investments (including derivative assets)	96	1,997	3,252	5,345
Derivative liabilities	(72)	(1,024)	-	(1,096)
Total financial investments, net of derivative liabilities	47,575	46,381	4,528	98,484
Percentage of total	48%	47%	5%	100%
Unit-linked and variable annuity separate account
Equity securities and portfolio holdings in unit trusts	108,392	336	21	108,749
Debt securities	4,509	6,375	11	10,895
Other investments (including derivative assets)	4	29	-	33
Derivative liabilities	(10)	(12)	-	(22)
Total financial investments, net of derivative liabilities	112,895	6,728	32	119,655
Percentage of total	94%	6%	0%	100%
Non-linked shareholder-backed
Loans	-	266	2,025	2,291
Equity securities and portfolio holdings in unit trusts	1,303	116	32	1,451
Debt securities	15,806	58,780	197	74,783
Other investments (including derivative assets)	-	1,469	776	2,245
Derivative liabilities	-	(867)	(338)	(1,205)
Total financial investments, net of derivative liabilities	17,109	59,764	2,692	79,565
Percentage of total	22%	75%	3%	100%

Group total analysis, including other financial liabilities held at fair value
Group total
Loans*	-	266	2,025	2,291
Equity securities and portfolio holdings in unit trusts	140,831	3,284	747	144,862
Debt securities	36,730	107,731	790	145,251
Other investments (including derivative assets)	100	3,495	4,028	7,623
Derivative liabilities	(82)	(1,903)	(338)	(2,323)
Total financial investments, net of derivative liabilities	177,579	112,873	7,252	297,704
Investment contracts liabilities without discretionary participation features held at fair value	-	(17,554)	-	(17,554)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(5,395)	(671)	(1,291)	(7,357)
Other financial liabilities held at fair value	-	(327)	(2,201)	(2,528)
Total financial instruments at fair value	172,184	94,321	3,760	270,265
Percentage of total	64%	35%	1%	100%
* Loans in the table above are those classified as fair value through profit and loss in note C3.1.

In addition to the financial instruments shown above, the assets and liabilities held for sale on the consolidated statement of financial position at 31 December and 30 June 2014 in respect of Japan Life business included net financial instruments balances of £844 million and £917 million respectively, primarily for equity securities and debt securities. Of this amount, £814 million and £888 million had been classified as level 1 and £30 million and £29 million as level 2 respectively.

(c) Valuation approach for level 2 fair valued financial instruments
A significant proportion of the Group's level 2 assets are corporate bonds, structured securities and other non-national government debt securities. These assets, in line with market practice, are generally valued using independent pricing services or third-party broker quotes. These valuations are determined using independent external quotations from multiple sources and are subject to a number of monitoring controls, such as monthly price variances, stale price reviews and variance analysis on prices achieved on subsequent trades.

Pricing services, where available, are used to obtain the third-party broker quotes. Where pricing services providers are used, a single valuation is obtained and applied.

When prices are not available from pricing services, quotes are sourced directly from brokers. Prudential seeks to obtain a number of quotes from different brokers so as to obtain the most comprehensive information available on their executability. Where quotes are sourced directly from brokers, the price used in the valuation is normally selected from one of the quotes based on a number of factors, including the timeliness and regularity of the quotes and the accuracy of the quotes considering the spreads provided. The selected quote is the one which best represents an executable quote for the security at the measurement date.

Generally, no adjustment is made to the prices obtained from independent third parties. Adjustment is made in only limited circumstances, where it is determined that the third party valuations obtained do not reflect fair value (e.g. either because the value is stale and/or the values are extremely diverse in range). These are usually securities which are distressed or that could be subject to a debt restructure or where reliable market prices are no longer available due to an inactive market or market dislocation. In these instances, prices are derived using internal valuation techniques including those as described above in this note with the objective of arriving at a fair value measurement which reflects the price at which an orderly transaction would take place between market participants on the measurement date. The techniques used require a number of assumptions relating to variables such as credit risk and interest rates. Examples of such variables include an average credit spread based on the corporate bond universe and the relevant duration of the asset being valued. Prudential determines the input assumptions based on the best available information at the measurement dates. Securities valued in such manner are classified as level 3 where these significant inputs are not based on observable market data.

Of the total level 2 debt securities of £105,292 million at 30 June 2015 (30 June 2014: £99,922 million; 31 December 2014: £107,731 million), £10,190 million are valued internally (30 June 2014: £8,813 million; 31 December 2014: £10,093 million). The majority of such securities are valued using matrix pricing, which is based on assessing the credit quality of the underlying borrower to derive a suitable discount rate relative to government securities of a comparable duration. Under matrix pricing, the debt securities are priced taking the credit spreads on comparable quoted public debt securities and applying these to the equivalent debt instruments factoring in a specified liquidity premium. The majority of the parameters used in this valuation technique are readily observable in the market and, therefore, are not subject to interpretation.

(d)   Fair value measurements for level 3 fair valued financial instruments
Reconciliation of movements in level 3 financial instruments measured at fair value
The following table reconciles the value of level 3 fair valued financial instruments at 1 January 2015 to that presented at 30 June 2015.

Total investment return recorded in the income statement represents interest and dividend income, realised gains and losses, unrealised gains and losses on the assets classified at fair value through profit and loss and foreign exchange movements on an individual entity's overseas investments.

Total gains and losses recorded in other comprehensive income includes unrealised gains and losses on debt securities held as available-for-sale within Jackson and foreign exchange movements arising from the retranslation of the Group's overseas subsidiaries and branches.

	£m
Half year 2015	At 1 Jan	Total gains (losses) in income statement	Total gains (losses) recorded in other compre- hensive income	Purchases	Sales	Settled	Issued	Transfers into level 3	Transfers out of Level 3	At 30 Jun 2015
Loans	2,025	72	(18)	-	-	(64)	24	-	-	2,039
Equity securities and portfolio holdings in unit trusts	747	45	(1)	23	(148)	-	-	1	-	667
Debt securities	790	(66)	-	33	(245)	-	-	46	(1)	557
Other investments (including derivative assets)	4,028	114	(77)	271	(285)	-	-	-	-	4,051
Derivative liabilities	(338)	2	-	-	-	-	-	-	-	(336)
Total financial investments, net of derivative liabilities	7,252	167	(96)	327	(678)	(64)	24	47	(1)	6,978
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(1,291)	(32)	-	(4)	22	24	(122)	-	-	(1,403)
Other financial liabilities	(2,201)	(85)	19	-	-	113	(50)	-	-	(2,204)
Total financial instruments at fair value	3,760	50	(77)	323	(656)	73	(148)	47	(1)	3,371

Half year 2014	At 1 Jan	Total gains (losses) in income statement	Total gains (losses) recorded in other compre- hensive income	Purchases	Sales	Settled	Issued	Transfers into level 3	Transfers out of Level 3	At 30 Jun 2014
Loans	1,887	64	(60)	-	-	(46)	19	-	-	1,864
Equity securities and portfolio holdings in unit trusts	649	17	(2)	12	(9)	-	-	2	-	669
Debt securities	670	1	(1)	16	(123)	-	-	12	(7)	568
Other investments (including derivative assets)	3,758	158	(61)	209	(253)	-	-	-	(1)	3,810
Derivative liabilities	(201)	(9)	-	-	-	-	-	-	-	(210)
Total financial investments, net of derivative liabilities	6,763	231	(124)	237	(385)	(46)	19	14	(8)	6,701
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(1,327)	11	1	(2)	2	116	(27)	-	-	(1,226)
Other financial liabilities	(2,051)	(71)	65	-	-	71	(33)	-	-	(2,019)
Total financial instruments at fair value	3,385	171	(58)	235	(383)	141	(41)	14	(8)	3,456

Full year 2014	At 1 Jan	Total gains (losses) in income statement	Total gains (losses) recorded in other compre- hensive income	Purchases	Sales	Settled	Issued	Transfers into level 3	Transfers out of Level 3	At 31 Dec 2014
Loans	1,887	1	118	-	-	(175)	194	-	-	2,025
Equity securities and portfolio holdings in unit trusts	649	118	2	26	(50)	-	-	2	-	747
Debt securities	670	271	(7)	49	(169)	-	-	11	(35)	790
Other investments (including derivative assets)	3,758	337	36	371	(474)	-	-	-	-	4,028
Derivative liabilities	(201)	(138)	-	-	-	-	-	-	1	(338)
Total financial investments, net of derivative liabilities	6,763	589	149	446	(693)	(175)	194	13	(34)	7,252
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(1,327)	(14)	-	(18)	18	123	(73)	-	-	(1,291)
Other financial liabilities	(2,051)	(10)	(129)	-	-	279	(290)	-	-	(2,201)
Total financial instruments at fair value	3,385	565	20	428	(675)	227	(169)	13	(34)	3,760

Of the total net gains and losses in the income statement of £50 million (30 June 2014: £171 million; 31 December 2014: £565 million), £131 million (30 June 2014: £163 million; 31 December 2014: £344 million) relates to net unrealised gains relating to financial instruments still held at the end of the period, which can be analysed as follows:

	2015 £m	2014 £m
	30 Jun	30 Jun	31 Dec

Equity securities	38	14	70
Debt securities	(2)	1	149
Other investments	125	153	284
Derivative liabilities	2	(9)	(137)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(32)	11	(14)
Other financial liabilities	-	(7)	(8)
Total	131	163	344

Valuation approach for level 3 fair valued financial instruments

Investments valued using valuation techniques include financial investments which by their nature do not have an externally quoted price based on regular trades, and financial investments for which markets are no longer active as a result of market conditions e.g. market illiquidity. The valuation techniques used include comparison to recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, option adjusted spread models and, if applicable, enterprise valuation. These techniques may include a number of assumptions relating to variables such as credit risk and interest rates. Changes in assumptions relating to these variables could positively or negatively impact the reported fair value of these instruments. When determining the inputs into the valuation techniques used priority is given to publicly available prices from independent sources when available, but overall the source of pricing is chosen with the objective of arriving at a fair value measurement which reflects the price at which an orderly transaction would take place between market participants on the measurement date.

The fair value estimates are made at a specific point in time, based upon available market information and judgments about the financial instruments, including estimates of the timing and amount of expected future cash flows and the credit standing of counterparties. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Group's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realisation of unrealised gains or losses from selling the financial instrument being fair valued. In some cases the disclosed value cannot be realised in immediate settlement of the financial instrument.

In accordance with the Group's risk management framework, the estimated fair value of derivative financial instruments valued internally using standard market practices are subject to assessment against external counterparties' valuations.

At 30 June 2015 the Group held £3,371 million (30 June 2014: £3,456 million; 31 December 2014: £3,760 million), 1 per cent of the total fair valued financial assets net of fair valued financial liabilities (30 June 2014: 1 per cent; 31 December 2014: 1 per cent), within level 3.

Included within these amounts were loans of £2,039 million at 30 June 2015 (30 June 2014: £1,864 million; 31 December 2014: £2,025 million), measured as the loan outstanding balance attached to REALIC and held to back the liabilities for funds withheld under reinsurance arrangements. The funds withheld liability of £2,204 million at 30 June 2015 (30 June 2014: £2,019 million; 31 December 2014: £2,201 million) was also classified within level 3, accounted for on a fair value basis being equivalent to the carrying value of the underlying assets.

Excluding the loans and funds withheld liability under REALIC's reinsurance arrangements as described above, which amounted to a net liability of £(165) million (30 June 2014: £(155) million; 31 December 2014: £(176) million), the level 3 fair valued financial assets net of financial liabilities were £3,536 million (30 June 2014: £3,611 million; 31 December 2014: £3,936 million). Of this amount, a net liability of £(378) million (30 June 2014: net liability of £(228) million; 31 December 2014: net asset of £11 million) were internally valued, representing 0.1 per cent of the total fair valued financial assets net of financial liabilities (30 June 2014: 0.1 per cent; 31 December 2014: 0.1 per cent). Internal valuations are inherently more subjective than external valuations. Included within these internally valued net liabilities were:

(a)     Debt securities of £251 million (30 June 2014: £80 million; 31 December 2014: £298 million), which were either valued on a discounted cash flow method with an internally developed discount rate or on external prices adjusted to reflect the specific known conditions relating to these securities (e.g. distressed securities or securities which were being restructured).

(b)     Private equity and venture investments of £715 million (30 June 2014: £897 million; 31 December 2014: £1,002 million) which were valued internally based on management information available for these investments. These investments, in the form of debt and equity securities, were principally held by consolidated investment funds which are managed on behalf of third parties.

(c)     Liabilities of £(1,379) million (30 June 2014: £(1,206) million; 31 December 2014: £(1,269) million) for the net asset value attributable to external unit holders respect of the consolidated investment funds, which are non-recourse to the Group. These liabilities are valued by reference to the underlying assets.

(d)     Derivative liabilities of £(28) million (30 June 2014: £ nil; 31 December 2014: £(23) million) which are valued internally using standard market practices but are subject to independent assessment against counterparties' valuations.

(e) Other sundry individual financial investments of £63 million (30 June 2014: £1 million; 31 December 2014: £3 million).

Of the internally valued net liability referred to above of £(378) million (30 June 2014: £(228) million; 31 December 2014: net asset of £11 million):

(a)     A net liability of £(525) million (30 June 2014: net liability of £(267) million; 31 December 2014: net liability of £(133) million) was held by the Group's participating funds and therefore shareholders' profit and equity are not impacted by movements in the valuation of these financial instruments.

(b)     A net asset of £147 million (30 June 2014: £39 million; 31 December 2014: £144 million) was held to support non-linked shareholder-backed business. If the value of all the level 3 instruments held to support non-linked shareholder-backed business valued internally was varied downwards by 10 per cent, the change in valuation would be £15 million (30 June 2014: £4 million; 31 December 2014: £14 million), which would reduce shareholders' equity by this amount before tax. Of this amount, a decrease of £14 million (30 June 2014: a decrease of £3 million; 31 December 2014: a decrease of £13 million) would pass through the income statement substantially as part of short-term fluctuations in investment returns outside of operating profit and a £1 million decrease (30 June 2014: a decrease of £1 million; 31 December 2014: a decrease of £1 million) would be included as part of other comprehensive income, being unrealised movements on assets classified as available-for-sale.

(e) Transfers into and transfers out of levels
The Group's policy is to recognise transfers into and transfers out of levels as of the end of each half year reporting period except for material transfers which are recognised as of the date of the event or change in circumstances that caused the transfer.

During half year 2015, the transfers between levels within the Group's portfolio were primarily transfers from level 1 to 2 of £662 million and transfers from level 2 to level 1 of £207 million. These transfers which primarily relate to debt securities arose to reflect the change in the observability of the inputs used in valuing these securities.

In addition, the transfers into and out of level 3 in half year 2015 were £47 million and £1 million, respectively. These transfers were primarily between levels 3 and 2 for debt securities.

(f) Valuation processes applied by the Group
The Group's valuation policies, procedures and analyses for instruments categorised as level 3 are overseen by Business Unit committees as part of the Group's wider financial reporting governance processes. The procedures undertaken include approval of valuation methodologies, verification processes, and resolution of significant or complex valuation issues. In undertaking these activities the Group makes use of the extensive expertise of its asset management functions.

C3.3 Debt securities
This note provides analysis of the Group's debt securities, including asset-backed securities and sovereign debt securities, by segment.

Debt securities are carried at fair value. The amounts included in the statement of financial position are analysed as follows, with further information relating to the credit quality of the Group's debt securities at 30 June 2015 provided in the notes below.

	2015 £m	2014 £m
	30 Jun	30 Jun	31 Dec
Insurance operations:
Asia note (a)	24,366	19,958	23,629
US note (b)	32,117	30,586	32,980
UK note (c)	83,876	81,680	86,349
Asset management operationsnote (d)	1,948	1,953	2,293
Total	142,307	134,177	145,251

In the tables below, with the exception of some mortgage-backed securities, Standard & Poor's (S&P) ratings have been used where available. For securities where S&P ratings are not immediately available, those produced by Moody's and then Fitch have been used as an alternative.

(a) Asia insurance operations

	2015 £m				2014 £m
	With-profits business	Unit-linked assets	Other business	30 Jun Total	30 Jun Total	31 Dec Total
S&P - AAA	824	46	190	1,060	734	962
S&P - AA+ to AA-	4,789	343	979	6,111	5,042	6,332
S&P - A+ to A-	2,104	382	1,822	4,308	3,258	3,922
S&P - BBB+ to BBB-	1,831	710	1,340	3,881	2,790	3,545
S&P - Other	643	211	1,072	1,926	1,463	1,839
	10,191	1,692	5,403	17,286	13,287	16,600
Moody's - Aaa	824	198	345	1,367	2,390	1,282
Moody's - Aa1 to Aa3	78	8	1,138	1,224	104	1,141
Moody's - A1 to A3	231	81	102	414	147	366
Moody's - Baa1 to Baa3	159	270	131	560	477	585
Moody's - Other	67	12	6	85	74	68
	1,359	569	1,722	3,650	3,192	3,442
Fitch	493	97	246	836	584	1,009
Other	1,278	375	941	2,594	2,895	2,578
Total debt securities	13,321	2,733	8,312	24,366	19,958	23,629

In addition to the debt securities shown above, the assets held for sale on the condensed consolidated statement of financial position at 30 June 2014 and 31 December 2014 in respect of Japan Life business included a debt securities balance of £380 million and £351 million respectively. Of this amount, £351 million at 30 June 2014 and £321 million at 31 December 2014 were rated as AA+ to AA- and £29 million at 30 June 2014 and £30 million at 31 December 2014 were rated A+ to A-.

The following table analyses debt securities of other business which are not externally rated by S&P, Moody's or Fitch.

	2015 £m	2014 £m
	30 Jun	30 Jun	31 Dec
Government bonds*	208	402	174
Corporate bonds*	578	532	654
Other	155	79	134
	941	1,013	962
* Rated as investment grade by local external ratings agencies.

(b) US insurance operations
  (i)      Overview

	2015 £m	2014 £m
	30 Jun	30 Jun	31 Dec

Corporate and government security and commercial loans:
Government	3,885	3,385	3,972
Publicly traded and SEC Rule 144A securities*	20,511	19,530	20,745
Non-SEC Rule 144A securities	3,548	3,335	3,745
Total	27,944	26,250	28,462
Residential mortgage-backed securities (RMBS)	1,370	1,584	1,567
Commercial mortgage-backed securities (CMBS)	2,212	2,224	2,343
Other debt securities	591	528	608
Total US debt securities†	32,117	30,586	32,980

*  A 1990 SEC rule that facilitates the resale of privately placed securities under Rule 144A that are without SEC registration to qualified institutional investors. The rule was designed to develop a more liquid and efficient institutional resale market for unregistered securities.

† Debt securities for US operations included in the statement of financial position comprise:

	2015 £m	2014 £m
	30 Jun	30 Jun	31 Dec
Available-for-sale	32,034	30,511	32,897
Fair value through profit and loss:
Securities held to back liabilities for funds withheld under reinsurance arrangement	83	75	83
	32,117	30,586	32,980

(ii) Valuation basis, presentation of gains and losses and securities in an unrealised loss position
         Under IAS 39, unless categorised as 'held to maturity' or 'loans and receivables' debt securities are required to be fair valued. Where available, quoted market prices are used. However, where securities do not have an externally quoted price based on regular trades or where markets for the securities are no longer active as a result of market conditions, IAS 39 requires that valuation techniques be applied. IFRS 13 requires classification of the fair values applied by the Group into a three level hierarchy. At 30 June 2015, 0.1 per cent of Jackson's debt securities were classified as level 3 (30 June 2014: 0.1 per cent; 31 December 2014: 0.1 per cent) comprising of fair values where there are significant inputs which are not based on observable market data.

Except for certain assets covering liabilities that are measured at fair value, the debt securities of the US insurance operations are classified as 'available-for-sale'. Unless impaired, fair value movements are recognised in other comprehensive income. Realised gains and losses, including impairments, recorded in the income statement are as shown in note B1.2 of this report.

Movements in unrealised gains and losses
There was a movement in the statement of financial position value for debt securities classified as available-for-sale from a net unrealised gain of £1,840 million to a net unrealised gain of £1,086 million as analysed in the table below. This decrease reflects the effects of higher long-term interest rates.

	30 Jun 2015 £m	Changes in unrealised appreciation	Foreign exchange translation**	31 Dec 2014 £m
		Reflected as part of movement in other comprehensive income
Assets fair valued at below book value
Book value*	10,279			5,899
Unrealised (loss) gain	(424)	(253)	9	(180)
Fair value (as included in statement of financial position)	9,855			5,719
Assets fair valued at or above book value
Book value*	20,669			25,158
Unrealised gain (loss)	1,510	(509)	(1)	2,020
Fair value (as included in statement of financial position)	22,179			27,178
Total
Book value*	30,948			31,057
Net unrealised gain (loss)	1,086	(762)	8	1,840
Fair value (as included in statement of financial position)	32,034			32,897
* Book value represents cost/amortised cost of the debt securities.
** Translated at the average rate of US$1.5235: £1.00

Debt securities classified as available-for-sale in an unrealised loss position
(a) Fair value of securities as a percentage of book value
The following table shows the fair value of the debt securities in a gross unrealised loss position for various percentages of book value:

	30 Jun 2015 £m		30 Jun 2014 £m		31 Dec 2014 £m
	Fair value	Unrealised loss	Fair value	Unrealised loss	Fair value	Unrealised loss
Between 90% and 100%	8,998	(294)	4,069	(126)	5,429	(124)
Between 80% and 90%	796	(109)	1,176	(162)	245	(37)
Below 80%:
Residential mortgage-backed securities - sub-prime	4	(1)	3	(1)	4	(1)
Commercial mortgage-backed securities	10	(3)	8	(3)	10	(3)
Other asset-backed securities	9	(6)	9	(6)	9	(6)
Corporates	38	(11)	2	(1)	22	(9)
	61	(21)	22	(11)	45	(19)
Total	9,855	(424)	5,267	(299)	5,719	(180)

(b) Unrealised losses by maturity of security

	2015 £m	2014 £m
	30 Jun	30 Jun	31 Dec
1 year to 5 years	(8)	(2)	(5)
5 years to 10 years	(139)	(48)	(90)
More than 10 years	(245)	(216)	(54)
Mortgage-backed and other debt securities	(32)	(33)	(31)
Total	(424)	(299)	(180)

(c) Age analysis of unrealised losses for the periods indicated
The following table shows the age analysis of all the unrealised losses in the portfolio by reference to the length of time the securities have been in an unrealised loss position:

	30 Jun 2015 £m			30 Jun 2014 £m			31 Dec 2014 £m

	Non- investment grade	Investment grade	Total	Non- investment grade	Investment grade	Total	Non- investment grade	Investment grade	Total

Less than 6 months	(9)	(314)	(323)	(1)	(2)	(3)	(18)	(46)	(64)
6 months to 1 year	(14)	(25)	(39)	(1)	(1)	(2)	(1)	(1)	(2)
1 year to 2 years	(2)	(1)	(3)	(2)	(271)	(273)	(6)	(51)	(57)
2 years to 3 years	(2)	(39)	(41)	-	-	-	(1)	(36)	(37)
More than 3 years	(7)	(11)	(18)	(10)	(11)	(21)	(7)	(13)	(20)
Total	(34)	(390)	(424)	(14)	(285)	(299)	(33)	(147)	(180)

The following table shows the age analysis as at 30 June 2015, of the securities whose fair values were below 80 per cent of the book value:

	30 Jun 2015 £m		30 Jun 2014 £m		31 Dec 2014 £m
Age analysis	Fair value	Unrealised loss	Fair value	Unrealised loss	Fair value	Unrealised loss
Less than 3 months	35	(9)	-	-	17	(7)
3 months to 6 months	4	(2)	-	-	3	(1)
More than 6 months	22	(10)	22	(11)	25	(11)
	61	(21)	22	(11)	45	(19)

(iii) Ratings
The following table summarises the ratings of securities detailed above by using S&P, Moody's, Fitch and implicit ratings of mortgage-backed securities based on National Association of Insurance Commissioners (NAIC) valuations:

	2015 £m	2014 £m
	30 Jun	30 Jun	31 Dec
S&P - AAA	145	131	164
S&P - AA+ to AA-	5,216	5,352	6,067
S&P - A+ to A-	8,462	7,776	8,640
S&P - BBB+ to BBB-	10,345	10,065	10,308
S&P - Other	876	1,027	1,016
	25,044	24,351	26,195
Moody's - Aaa	218	175	84
Moody's - Aa1 to Aa3	30	6	29
Moody's - A1 to A3	35	86	27
Moody's - Baa1 to Baa3	72	85	72
Moody's - Other	7	10	8
	362	362	220
Implicit ratings of MBS based on NAIC* valuations (see below)
NAIC 1	2,416	2,558	2,786
NAIC 2	57	116	85
NAIC 3-6	46	75	58
	2,519	2,749	2,929
Fitch	300	161	300
Other **	3,892	2,963	3,336
Total debt securities	32,117	30,586	32,980

*  The Securities Valuation Office of the NAIC classifies debt securities into six quality categories range from Class 1 (the highest) to Class 6 (the lowest). Performing securities are designated as Classes 1 to 5 and securities in or near default are designated Class 6.

**The amounts within 'Other' which are not rated by S&P, Moody's nor Fitch, nor are MBS securities using the revised regulatory ratings, have the following NAIC classifications:

	2015 £m	2014 £m
	30 Jun	30 Jun	31 Dec
NAIC 1	2,177	1,140	1,322
NAIC 2	1,601	1,756	1,890
NAIC 3-6	114	67	124
	3,892	2,963	3,336

For some mortgage-backed securities within Jackson, the table above includes these securities using the regulatory ratings detail issued by the NAIC. These regulatory ratings levels were established by external third parties (PIMCO for residential mortgage-backed securities and BlackRock Solutions for commercial mortgage-backed securities).

(c) UK insurance operations

				£m
			Other funds and subsidiaries			UK insurance operations
	Scottish Amicable Insurance Fund	PAC with-profits fund	Unit-linked assets	PRIL	Other annuity and long-term business	30 Jun 2015 Total	30 Jun 2014 Total	31 Dec 2014 Total
S&P - AAA	214	4,149	1,143	3,421	375	9,302	8,630	9,376
S&P - AA+ to AA-	463	5,162	943	3,673	445	10,686	10,952	11,249
S&P - A+ to A-	633	9,749	1,387	6,911	748	19,428	20,880	21,491
S&P - BBB+ to BBB-	570	9,444	1,753	4,558	734	17,059	15,652	16,741
S&P - Other	154	2,126	233	326	66	2,905	2,744	2,867
	2,034	30,630	5,459	18,889	2,368	59,380	58,858	61,724
Moody's - Aaa	44	1,502	191	386	46	2,169	2,145	2,063
Moody's - Aa1 to Aa3	59	2,320	1,050	2,660	500	6,589	7,045	7,129
Moody's - A1 to A3	50	1,015	87	1,367	179	2,698	2,400	2,686
Moody's - Baa1 to Baa3	29	882	93	312	40	1,356	1,443	1,376
Moody's - Other	4	540	23	82	1	650	173	436
	186	6,259	1,444	4,807	766	13,462	13,206	13,690
Fitch	14	408	79	222	21	744	744	848
Other	231	5,901	143	3,696	319	10,290	8,872	10,087
Total debt securities	2,465	43,198	7,125	27,614	3,474	83,876	81,680	86,349

Where no external ratings are available, internal ratings produced by the Group's asset management operation, which are prepared on the Company's assessment of a comparable basis to external ratings, are used where possible. The £10,290 million total debt securities held at 30 June 2015 (30 June 2014: £8,872 million; 31 December 2014: £10,087 million) which are not externally rated are either internally rated or unrated. These are analysed as follows:

	2015 £m	2014 £m
	30 Jun	30 Jun	31 Dec
Internal ratings or unrated:
AAA to A-	5,306	4,082	4,917
BBB to B-	3,592	3,403	3,755
Below B- or unrated	1,392	1,387	1,415
Total	10,290	8,872	10,087

The majority of unrated debt security investments were held in SAIF and the PAC with-profits fund and relate to convertible debt and other investments which are not covered by ratings analysts nor have an internal rating attributed to them. Of the £4,015 million for PRIL and other annuity and long-term business investments for non-linked shareholder-backed business which are not externally rated, £1,156 million were internally rated AA+ to AA-, £1,627 million A+ to A-, £1,085 million BBB+ to BBB-, £59 million BB+ to BB- and £88 million were internally rated B+ and below or unrated.

(d) Asset management operations
The debt securities are principally held by Prudential Capital.

	2015 £m	2014 £m
	30 Jun	30 Jun	31 Dec

AAA to A- by S&P or equivalent ratings	1,821	1,604	2,056
Other	127	349	237
Total	1,948	1,953	2,293

(e) Asset-backed securities
The Group's holdings in asset-backed securities (ABS), which comprise residential mortgage-backed securities (RMBS), commercial mortgage-backed securities (CMBS), collateralised debt obligations (CDO) funds and other asset-backed securities, at 30 June 2015 is as follows:

	2015 £m	2014 £m
	30 Jun	30 Jun	31 Dec
Shareholder-backed operations:
Asia insurance operations note (i)	115	108	104
US insurance operations note (ii)	4,173	4,336	4,518
UK insurance operations (2015: 30% AAA, 31% AA)note (iii)	1,938	1,765	1,864
Asset management operations note (iv)	712	873	875
	6,938	7,082	7,361
With-profits operations:
Asia insurance operations note (i)	286	225	228
UK insurance operations (2015: 55% AAA, 20% AA)note (iii)	5,019	5,352	5,126
	5,305	5,577	5,354
Total	12,243	12,659	12,715

Notes
(i) Asia insurance operations
The Asia insurance operations' exposure to asset-backed securities is primarily held by the with-profits operations. Of the £286 million, 100 per cent (30 June 2014: 98 per cent; 31 December 2014: 99 per cent) are investment graded.
(ii) US insurance operations
US insurance operations' exposure to asset-backed securities at 30 June 2015 comprises:

	2015 £m	2014 £m
	30 Jun	30 Jun	31 Dec
RMBS
Sub-prime (2015: 5% AAA, 13% AA, 8% A)	201	232	235
Alt-A (2015: 1% AA, 4% A)	216	244	244
Prime including agency (2015: 76% AA, 2% A)	953	1,108	1,088
CMBS (2015: 51% AAA, 25% AA, 19% A)	2,212	2,224	2,343
CDO funds (2015: 24% AAA, 11% A), including £nil exposure to sub-prime	45	38	53
Other ABS (2015: 21% AAA, 15% AA, 52% A), including £70 million exposure to sub-prime	546	490	555
Total	4,173	4,336	4,518

(iii) UK insurance operations
The holdings of the UK shareholder-backed operations include £694 million (30 June 2014: £626 million; 31 December 2014: £597 million) relating to asset-backed securities held in the unit-linked funds. The remaining amount relates to investments held by PRIL with a primary exposure to the UK market.
Of the holdings of the with-profits operations, £1,358 million (30 June 2014: £1,266 million; 31 December 2013: £1,333 million) relates to exposure to the US markets with the remaining exposure being primarily to the UK market.
(iv) Asset management operations

         Asset management operations' exposure to asset-backed securities is held by Prudential Capital with no sub-prime exposure. Of the £712 million, 90 per cent (30 June 2014: 86 per cent; 31 December 2014: 89 per cent) are graded AAA.

(f) Group sovereign debt and bank debt exposure
The Group exposures held by the shareholder-backed business and with-profits funds in sovereign debts and bank debt securities at 30 June 2015:

Exposure to sovereign debts

			£m
	30 Jun 2015		30 Jun 2014		31 Dec 2014
	Shareholder-backed business	With- profits funds	Shareholder-backed business	With- profits funds	Shareholder-backed business	With- profits funds
Italy	55	60	58	58	62	61
Spain	1	17	1	16	1	18
France	18	-	18	-	20	-
Germany*	347	330	356	380	388	336
Other Europe (principally Belgium)	5	28	49	43	5	29
Total Eurozone	426	435	482	497	476	444
United Kingdom	3,735	1,963	3,474	2,309	4,104	2,065
United States**	3,522	5,429	3,125	4,805	3,607	5,771
Other, predominantly Asia	2,890	1,682	3,289	1,679	2,787	1,714
Total	10,573	9,509	10,370	9,290	10,974	9,994
* Including bonds guaranteed by the federal government.
** The exposure to the United States sovereign debt comprises holdings of Jackson, the UK and Asia insurance operations.

The table above excludes assets held to cover linked liabilities and those of the consolidated unit trusts and similar funds. In addition, the table above excludes the proportionate share of sovereign debt holdings of the Group's joint venture operations.

Exposure to bank debt securities

					£m

	Senior debt			Subordinated debt
Shareholder-backed business	Covered	Senior	Total senior debt	Tier 1	Tier 2	Total subordinated debt	Total 30 Jun 2015	Total 30 Jun 2014	Total 31 Dec 2014
Italy	-	29	29	-	-	-	29	31	31
Spain	132	11	143	-	12	12	155	151	133
France	19	127	146	25	74	99	245	213	249
Germany	62	3	65	-	59	59	124	63	111
Netherlands	-	12	12	71	25	96	108	136	124
Other Eurozone	-	24	24	-	11	11	35	72	53
Total Eurozone	213	206	419	96	181	277	696	666	701
United Kingdom	377	167	544	27	560	587	1,131	1,335	1,296
United States	-	2,075	2,075	13	335	348	2,423	2,279	2,484
Other, predominantly Asia	19	297	316	47	349	396	712	724	735
Total	609	2,745	3,354	183	1,425	1,608	4,962	5,004	5,216

With-profits funds
Italy	5	57	62	-	-	-	62	74	67
Spain	161	42	203	-	-	-	203	202	186
France	6	177	183	-	59	59	242	233	206
Germany	104	24	128	-	-	-	128	29	128
Netherlands	-	217	217	-	-	-	217	223	195
Other Eurozone	-	35	35	-	-	-	35	25	24
Total Eurozone	276	552	828	-	59	59	887	786	806
United Kingdom	578	490	1,068	2	505	507	1,575	1,556	1,561
United States	-	1,646	1,646	185	132	317	1,963	1,822	2,064
Other, predominantly Asia	271	835	1,106	122	317	439	1,545	1,268	1,396
Total	1,125	3,523	4,648	309	1,013	1,322	5,970	5,432	5,827

The table above excludes assets held to cover linked liabilities and those of the consolidated unit trusts and similar funds. In addition, the table above excludes the proportionate share of sovereign debt holdings of the Group's joint venture operations.

C3.4 Loans portfolio

Loans are accounted for at amortised cost net of impairment except for:
- certain mortgage loans which have been designated at fair value through profit and loss of the UK insurance operations as this loan portfolio is managed and evaluated on a fair value basis; and
- certain policy loans of the US insurance operations which are held to back liabilities for funds withheld under reinsurance arrangement and are also accounted on a fair value basis.

The amounts included in the statement of financial position are analysed as follows:

	2015 £m	2014 £m
	30 Jun	30 Jun	31 Dec
Insurance operations:
Asianote (a)	1,009	916	1,014
USnote (b)	6,798	6,130	6,719
UKnote (c)	3,845	4,389	4,254
Asset management operationsnote (d)	926	1,022	854
Total	12,578	12,457	12,841

(a)    Asia insurance operations
The loans of the Group's Asia insurance operations comprise:

	2015 £m	2014 £m
	30 Jun	30 Jun	31 Dec
Mortgage loans‡	105	65	88
Policy loans‡	676	615	672
Other loans‡‡	228	236	254
Total	1,009	916	1,014
‡ The mortgage and policy loans are secured by properties and life insurance policies respectively.
‡‡ The majority of the other loans are commercial loans held by the Malaysia operation and which are all rated as investment grade by two local rating agencies.

(b) US insurance operations
The loans of the Group's US insurance operations comprise:

	30 Jun 2015 £m			30 Jun 2014 £m			31 Dec 2014 £m
	Loans backing liabilities for funds withheld	Other loans	Total	Loans backing liabilities for funds withheld	Other loans	Total	Loans backing liabilities for funds withheld	Other loans	Total
Mortgage loans†	-	3,933	3,933	-	3,490	3,490	-	3,847	3,847
Policy loans††	2,039	826	2,865	1,864	776	2,640	2,025	847	2,872
Total	2,039	4,759	6,798	1,864	4,266	6,130	2,025	4,694	6,719
† All of the mortgage loans are commercial mortgage loans which are collateralised by properties. The property types are industrial, multi-family residential, suburban office, retail and hotel.

††       The policy loans are secured by individual life insurance policies or annuity policies. Included within the policy loans are those accounted for at fair value through profit and loss to back liabilities for funds withheld under reinsurance. All other policy loans are accounted for at amortised cost, less any impairment.

The US insurance operations' commercial mortgage loan portfolio does not include any single-family residential mortgage loans and is therefore not exposed to the risk of defaults associated with residential sub-prime mortgage loans. The average loan size is £7.7 million (30 June 2014: £6.5 million; 31 December 2014: £7.2 million). The portfolio has a current estimated average loan to value of 57 per cent (30 June 2014: 60 per cent; 31 December 2014: 59 per cent).

At 30 June 2015, Jackson had mortgage loans with a carrying value of £nil (30 June 2014: £34 million; 31 December 2014: £13 million) where the contractual terms of the agreements had been restructured.

(c) UK insurance operations
The loans of the Group's UK insurance operations comprise:

	2015 £m	2014 £m
	30 Jun	30 Jun	31 Dec
SAIF and PAC WPSF
Mortgage loans†	807	1,391	1,145
Policy loans	9	12	10
Other loans‡	1,467	1,503	1,510
Total SAIF and PAC WPSF loans	2,283	2,906	2,665
Shareholder-backed operations
Mortgage loans†	1,558	1,478	1,585
Other loans	4	5	4
Total loans of shareholder-backed operations	1,562	1,483	1,589
Total	3,845	4,389	4,254

†     The mortgage loans are collateralised by properties. By carrying value, 76 per cent of the £1,558 million (30 June 2014: 78 per cent of £1,478 million; 31 December 2014: 74 per cent of £1,585 million) held for shareholder-backed business relates to lifetime (equity release) mortgage business which has an average loan to property value of 30 per cent (30 June 2014: 30 per cent; 31 December 2014: 29 per cent).

‡ Other loans held by the PAC with-profits fund are all commercial loans and comprise mainly syndicated loans.

(d) Asset management operations
The loans of the asset management operations relate to loans and receivables managed by Prudential Capital. These assets are generally secured but most have no external credit ratings. Internal ratings prepared by the Group's asset management operations, as part of the risk management process, are:

	2015 £m	2014 £m
	30 Jun	30 Jun	31 Dec
Loans and receivables internal ratings:
AAA	92	104	101
AA+ to AA-	32	-	-
A+ to A-	222	120	161
BBB+ to BBB-	224	488	244
BB+ to BB-	83	49	49
B and other	273	261	299

Total	926	1,022	854

C4 Policyholder liabilities and unallocated surplus

The note provides information of policyholder liabilities and unallocated surplus of with-profits funds held on the Group's statement of financial position:

C4.1     Movement of liabilities

C4.1(a) Group overview
(i)         Analysis of movements in policyholder liabilities and unallocated surplus of with-profits funds

	Insurance operations £m
	Asia	US	UK	Total
Half year 2015 movements	note C4.1(b)	note C4.1(c)	note C4.1(d)
At 1 January 2015	45,022	126,746	154,436	326,204
Comprising:
- Policyholder liabilities on the consolidated statement of financial position	38,705	126,746	144,088	309,539
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	2,102	-	10,348	12,450
- Group's share of policyholder liabilities of joint ventures‡	4,215	-	-	4,215

Net flows:
Premiums	3,910	8,493	4,895	17,298
Surrenders	(1,437)	(3,406)	(3,012)	(7,855)
Maturities/Deaths	(625)	(736)	(3,248)	(4,609)
Net flows	1,848	4,351	(1,365)	4,834
Shareholders' transfers post tax	(36)	-	(106)	(142)
Investment-related items and other movements	837	(221)	2,316	2,932
Foreign exchange translation differences	(1,197)	(1,209)	(209)	(2,615)
As at 30 June 2015	46,474	129,667	155,072	331,213
Comprising:
- Policyholder liabilities on the consolidated statement of financial position§	39,522	129,667	144,431	313,620
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	2,127	-	10,641	12,768
- Group's share of policyholder liabilities of joint ventures‡	4,825	-	-	4,825

Half year 2014 movements
At 1 January 2014	35,146	107,411	146,616	289,173
Comprising:
- Policyholder liabilities on the consolidated statement of financial position	31,910	107,411	134,632	273,953
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	77	-	11,984	12,061
- Group's share of policyholder liabilities of joint ventures‡	3,159	-	-	3,159
Reallocation of unallocated surplus for the domestication of the Hong Kong branch*	1,690	-	(1,690)	-
Net flows:
Premiums	3,195	8,435	3,969	15,599
Surrenders	(1,133)	(2,787)	(2,240)	(6,160)
Maturities/Deaths	(548)	(671)	(3,547)	(4,766)
Net flows	1,514	4,977	(1,818)	4,673
Shareholders' transfers post tax	(14)	-	(106)	(120)
Investment-related items and other movements	2,073	3,181	5,907	11,161
Foreign exchange translation differences	(837)	(3,560)	(231)	(4,628)
At 30 June 2014	39,572	112,009	148,678	300,259
Comprising:
- Policyholder liabilities on the consolidated statement of financial position	34,076	112,009	137,619	283,704
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	1,985	-	11,059	13,044
- Group's share of policyholder liabilities of joint ventures‡	3,511	-	-	3,511
Average policyholder liability balances†
Half year 2015	43,634	128,207	144,260	316,101
Half year 2014	36,328	109,710	136,126	282,164

*  On 1 January 2014, following consultation with the policyholders of PAC and regulators and court approval, the Hong Kong branch of PAC was transferred to separate subsidiaries established in Hong Kong. From this date the unallocated surplus of the Hong Kong with-profits business is reported within the Asia insurance operations segment.

† Averages have been based on opening and closing balances and adjusted for acquisitions, disposals and corporate transactions in the period and exclude unallocated surplus of with-profits funds.

‡  The Group's investment in joint ventures are accounted for on the equity method in the Group's statement of financial position. The Group's share of the policyholder liabilities as shown above relate to the joint venture life business in China, India and of the Takaful business in Malaysia.

§ The policyholder liabilities of the Asia insurance operations of £39,522 million as shown in the table above is after deducting the intragroup reinsurance liabilities ceded by the UK insurance operations of £1,310 million to the Hong Kong with-profits business. Including this amount total Asia policyholder liabilities are £40,832 million.

The items above represent the amount attributable to changes in policyholder liabilities and unallocated surplus of with-profits funds as a result of each of the components listed. The policyholder liabilities shown include investment contracts without discretionary participation features (as defined in IFRS 4) and their full movement in the period. The items above are shown gross of external reinsurance.

The analysis includes the impact of premiums, claims and investment movements on policyholders' liabilities. The impact does not represent premiums, claims and investment movements as reported in the income statement. For example, the premiums shown above are after any deductions for fees/charges and claims represent the policyholder liabilities provision released rather than the claim amount paid to the policyholder.

(ii) Analysis of movements in policyholder liabilities for shareholder-backed business

	Half year 2015 £m
	Asia	US	UK	Total
				note (b)
At 1 January 2015	26,410	126,746	55,009	208,165
Net flows:
Premiums	2,456	8,493	2,016	12,965
Surrenders	(1,317)	(3,406)	(1,623)	(6,346)
Maturities/Deaths	(305)	(736)	(1,249)	(2,290)
Net flowsnote	834	4,351	(856)	4,329
Investment-related items and other movements	860	(221)	503	1,142
Foreign exchange translation differences	(803)	(1,209)	-	(2,012)
At 30 June 2015	27,301	129,667	54,656	211,624

Comprising:
- Policyholder liabilities on the consolidated statement of financial position	22,476	129,667	54,656	206,799
- Group's share of policyholder liabilities relating to joint ventures	4,825	-	-	4,825

	Half year 2014 £m
	Asia	US	UK	Total
At 1 January 2014	21,931	107,411	50,779	180,121
Net flows:
Premiums	2,195	8,435	2,094	12,724
Surrenders	(1,028)	(2,787)	(1,033)	(4,848)
Maturities/Deaths	(276)	(671)	(1,201)	(2,148)
Net flowsnote	891	4,977	(140)	5,728
Investment-related items and other movements	1,030	3,181	2,048	6,259
Foreign exchange translation differences	(433)	(3,560)	-	(3,993)
At 30 June 2014	23,419	112,009	52,687	188,115

Comprising:
- Policyholder liabilities on the consolidated statement of financial position	19,908	112,009	52,687	184,604
- Group's share of policyholder liabilities relating to joint ventures	3,511	-	-	3,511

Note
Including net flows of the Group's insurance joint ventures.

C4.1(b) Asia insurance operations

(i) Analysis of movements in policyholder liabilities and unallocated surplus of with-profits funds
A reconciliation of the total policyholder liabilities and unallocated surplus of with-profits funds of Asia insurance operations from the beginning of the period to 30 June is as follows:

	£m
Half year 2015 movements	With-profits business	Unit-linked liabilities	Other business	Total
At 1 January 2015	18,612	16,209	10,201	45,022
Comprising:
- Policyholder liabilities on the consolidated statement of financial position	16,510	13,874	8,321	38,705
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	2,102	-	-	2,102
- Group's share of policyholder liabilities relating to joint ventures‡	-	2,335	1,880	4,215
Premiums:
New business	385	692	474	1,551
In-force	1,069	761	529	2,359
	1,454	1,453	1,003	3,910
Surrendersnote (d)	(120)	(1,158)	(159)	(1,437)
Maturities/Deaths	(320)	(44)	(261)	(625)
Net flows note (c)	1,014	251	583	1,848
Shareholders' transfers post tax	(36)	-	-	(36)
Investment-related items and other movements note (e)	(23)	637	223	837
Foreign exchange translation differences note (a)	(394)	(623)	(180)	(1,197)
At 30 June 2015	19,173	16,474	10,827	46,474
Comprising:
- Policyholder liabilities on the consolidated statement of financial position*	17,046	13,845	8,631	39,522
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	2,127	-	-	2,127
- Group's share of policyholder liabilities relating to joint ventures‡	-	2,629	2,196	4,825

Half year 2014 movements
At 1 January 2014	13,215	13,765	8,166	35,146
Comprising:
- Policyholder liabilities on the consolidated statement of financial position	13,138	11,918	6,854	31,910
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	77	-	-	77
- Group's share of policyholder liabilities relating to joint ventures‡	-	1,847	1,312	3,159
Reallocation of unallocated surplus for the domestication of the Hong Kong branchnote (b)	1,690	-	-	1,690
Premiums:
New business	138	547	456	1,141
In-force	862	668	524	2,054
	1,000	1,215	980	3,195
Surrendersnote (d)	(105)	(914)	(114)	(1,133)
Maturities/Deaths	(272)	(29)	(247)	(548)
Net flows note (c)	623	272	619	1,514
Shareholders' transfers post tax	(14)	-	-	(14)
Investment-related items and other movements note (e)	1,043	798	232	2,073
Foreign exchange translation differencesnote (a)	(404)	(193)	(240)	(837)
At 30 June 2014	16,153	14,642	8,777	39,572
Comprising:
- Policyholder liabilities on the consolidated statement of financial position	14,168	12,638	7,270	34,076
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	1,985	-	-	1,985
- Group's share of policyholder liabilities relating to joint ventures‡	-	2,004	1,507	3,511
Average policyholder liability balances†
Half year 2015	16,778	16,342	10,514	43,634
Half year 2014	13,653	14,204	8,472	36,328

*   The policyholder liabilities of the with-profits business of £17,046 million, shown in the table above, is after deducting the intra-group reinsurance liabilities ceded by the UK insurance operations of £1,310 million to the Hong Kong with-profits business. Including this amount the Asia with-profits policyholder liabilities are £18,356 million.

† Averages have been based on opening and closing balances and adjusted for acquisitions, disposals and corporate transactions in the period and exclude unallocated surplus of with-profits funds.

‡      The Group's investment in joint ventures are accounted for on an equity method and the Group's share of the policyholder liabilities as shown above relate to the joint venture life business in China, India and of the Takaful business in Malaysia.

Notes

(a)     Movements in the period have been translated at the average exchange rates for the period ended 30 June 2015. The closing balance has been translated at the closing spot rates as at 30 June 2015. Differences upon retranslation are included in foreign exchange translation differences.

(b)     On 1 January 2014, following consultation with the policyholders of PAC and regulators and court approval, the Hong Kong branch of PAC was transferred to separate subsidiaries established in Hong Kong. From this date the unallocated surplus of the Hong Kong with-profits business is reported within the Asia insurance operations segment.

(c)     Net flows increased by 22 per cent from £1,514 million in half year 2014 to £1,848 million in half year 2015 predominantly reflecting increased flows from new business and continued growth of the in-force book.

(d)     Surrenders and maturities/deaths have increased from £1,681 million in the first half of 2014 to £2,062 million in the first half of 2015. This is principally driven by higher maturities in the with-profits business, where higher maturities of a 10-year endowment bond arose in Hong Kong, and higher surrenders within the shareholder-backed business. The rate of surrenders for shareholder-backed business (expressed as a percentage of opening liabilities) was 5.0 per cent in the first half of 2015 (half year 2014: 4.7 per cent) as policyholders took advantage of equity market gains in the early part of 2015.

(e)     Investment-related items and other movements in the first half of 2015 primarily represent gains from equity markets. These gains have been partially offset by losses on bonds held in the with-profits fund in particular, following rises in yields in the period.

C4.1(c) US insurance operations

(i) Analysis of movements in policyholder liabilities
A reconciliation of the total policyholder liabilities of US insurance operations from the beginning of the period to 30 June is as follows:

US insurance operations
	£m
Half year 2015 movements	Variable annuity separate account liabilities	Fixed annuity, GIC and other business	Total
At 1 January 2015	81,741	45,005	126,746
Premiums	6,697	1,796	8,493
Surrenders	(2,237)	(1,169)	(3,406)
Maturities/Deaths	(344)	(392)	(736)
Net flows note (b)	4,116	235	4,351
Transfers from general to separate account	560	(560)	-
Investment-related items and other movements note (c)	383	(604)	(221)
Foreign exchange translation differences note (a)	(854)	(355)	(1,209)
At 30 June 2015	85,946	43,721	129,667

Half year 2014 movements
At 1 January 2014	65,681	41,730	107,411
Premiums	6,591	1,844	8,435
Surrenders	(1,720)	(1,067)	(2,787)
Maturities/Deaths	(276)	(395)	(671)
Net flows note (b)	4,595	382	4,977
Transfers from general to separate account	708	(708)	-
Investment-related items and other movements	2,718	463	3,181
Foreign exchange translation differences note (a)	(2,249)	(1,311)	(3,560)
At 30 June 2014	71,453	40,556	112,009
Average policyholder liability balances*
Half year 2015	83,844	44,363	128,207
Half year 2014	68,567	41,143	109,710
* Averages have been based on opening and closing balances, and adjusted for any acquisitions, disposals and corporate transactions in the period.

Notes

(a)     Movements in the period have been translated at an average rate of $1.52/£1.00 (30 June 2014: $1.67/£1.00). The closing balance has been translated at closing rate of $1.57/£1.00 (30 June 2014: $1.71/£1.00). Differences upon retranslation are included in foreign exchange translation differences.

(b)     Net flows in the first half of 2015 were £4,351 million compared with £4,977 million in the first half of 2014 with surrenders, deaths and maturities growing broadly in line with the in-force book and premiums remaining in line with prior period given our disciplined approach to writing new business.

(c)     Positive investment-related items and other movements in variable annuity separate account liabilities of £383 million for the first six months in 2015 represents positive separate account return mainly following the increase in the US equity market in the period. Fixed annuity, GIC and other business investment and other movements include the interest credited to policyholders in the period. The  negative £604 million movement in half year 2015 primarily related to the offsetting effect arising from a decrease in the guarantee reserves following the increase in interest rates in the period.

C4.1(d) UK insurance operations

(i) Analysis of movements in policyholder liabilities and unallocated surplus of with-profits funds
A reconciliation of the total policyholder liabilities and unallocated surplus of with-profits funds of UK insurance operations from the beginning of the period to 30 June is as follows:

	£m
		Shareholder-backed funds and subsidiaries
Half year 2015 movements	SAIF and PAC with-profits sub-fund	Unit-linked liabilities	Annuity and other long-term business	Total
At 1 January 2015	99,427	23,300	31,709	154,436
Comprising:
- Policyholder liabilities	89,079	23,300	31,709	144,088
- Unallocated surplus of with-profits funds	10,348	-	-	10,348

Premiums	2,879	618	1,398	4,895
Surrenders	(1,389)	(1,601)	(22)	(3,012)
Maturities/Deaths	(1,999)	(329)	(920)	(3,248)
Net flows note (b)	(509)	(1,312)	456	(1,365)
Shareholders' transfers post tax	(106)	-	-	(106)
Switches	(103)	103	-	-
Investment-related items and other movements note (c)	1,916	552	(152)	2,316
Foreign exchange translation differences	(209)	-	-	(209)
At 30 June 2015	100,416	22,643	32,013	155,072
Comprising:
- Policyholder liabilities	89,775	22,643	32,013	144,431
- Unallocated surplus of with-profits funds	10,641	-	-	10,641

Half year 2014 movements
At 1 January 2014	95,837	23,652	27,127	146,616
Comprising:
- Policyholder liabilities	83,853	23,652	27,127	134,632
- Unallocated surplus of with-profits funds	11,984	-	-	11,984
Reallocation of unallocated surplus for the domestication of the Hong Kong branchnote (a)	(1,690)	-	-	(1,690)
Premiums	1,875	643	1,451	3,969
Surrenders	(1,207)	(1,010)	(23)	(2,240)
Maturities/Deaths	(2,346)	(314)	(887)	(3,547)
Net flows note (b)	(1,678)	(681)	541	(1,818)
Shareholders' transfers post tax	(106)	-	-	(106)
Switches	(95)	95	-	-
Investment-related items and other movements note (c)	3,954	624	1,329	5,907
Foreign exchange translation differences	(231)	-	-	(231)
At 30 June 2014	95,991	23,690	28,997	148,678
Comprising:
- Policyholder liabilities	84,932	23,690	28,997	137,619
- Unallocated surplus of with-profits funds	11,059	-	-	11,059
Average policyholder liability balances*
Half year 2015	89,427	22,972	31,861	144,260
Half year 2014	84,393	23,671	28,062	136,126

*  Averages have been based on opening and closing balances, and adjusted for any acquisitions, disposals and corporate transactions in the period, and exclude unallocated surplus of with-profits funds.

Notes

(a)     On 1 January 2014, following consultation with the policyholders of PAC and regulators and court approval, the Hong Kong branch of PAC was transferred to separate subsidiaries established in Hong Kong. From this date the unallocated surplus of the Hong Kong with-profits business is reported within the Asia insurance operations segment.

(b)     Net outflows have improved from £1,818 million in the first half of 2014 to £1,365 million in the same period in 2015 primarily as a result of higher premium flows (up by £926 million to £4,895 million) into single premium bonds and pension products principally in the with-profits fund. This has been offset by higher surrenders in our unit-linked business. The levels of inflows/outflows for unit-linked business remains subject to annual variation as it is driven by corporate pension schemes with transfers in or out from a small number of schemes influencing the level of flows in the period.

(c)     Investment-related items and other movements of £2,316 million includes investment return and realised gains attributable to policyholders in the period. Offsetting these positive returns are unrealised losses on bonds within the with-profits funds and unit-linked funds as well as lower annuity liabilities following a rise in long-term bond yields in the first half of 2015.

C5 Intangible assets

C5.1 Intangible assets attributable to shareholders

(a) Goodwill attributable to shareholders

	2015 £m	2014 £m
	30 Jun	30 Jun	31 Dec
Cost
At beginning of period	1,583	1,581	1,581
Disposal of Japan Life business	(120)	-	-
Additional consideration paid on previously acquired business	2	-	-
Exchange differences	(4)	(3)	2
At end of period	1,461	1,578	1,583
Aggregate impairment	-	(120)	(120)
Net book amount at end of period	1,461	1,458	1,463

Goodwill attributable to shareholders comprises:

	2015 £m	2014 £m
	30 Jun	30 Jun	31 Dec
M&G	1,153	1,153	1,153
Other	308	305	310
	1,461	1,458	1,463

Other goodwill represents amounts arising from the purchase of entities by the Asia and the US operations. These goodwill amounts by acquired operations are not individually material.

The aggregate impairment of £120 million at 30 June 2014 and 31 December 2014 related to the goodwill held by the Japan Life business. The half year 2015 analysis shown above reflects the fact that this business was sold in February 2015 (see note D1).

(b) Deferred acquisition costs and other intangible assets attributable to shareholders
The deferred acquisition costs and other intangible assets attributable to shareholders comprise:

	2015 £m	2014 £m
	30 Jun	30 Jun	31 Dec

Deferred acquisition costs related to insurance contracts as classified under IFRS 4	5,937	4,612	5,840
Deferred acquisition costs related to investment management contracts, including life assurance contracts classified as financial instruments and investment management contracts under IFRS 4	80	91	87
	6,017	4,703	5,927
Present value of acquired in-force policies for insurance contracts as classified under IFRS 4 (PVIF)	51	62	59
Distribution rights and other intangibles	1,242	1,179	1,275
	1,293	1,241	1,334
Total of deferred acquisition costs and other intangible assets	7,310	5,944	7,261

	2015 £m						2014 £m
	Deferred acquisition costs
	Asia	US	UK	Asset management	PVIF and other intangibles†	30 Jun Total	30 Jun Total	31 Dec Total
					note
Balance at beginning of period:	650	5,177	83	17	1,334	7,261	5,295	5,295
Additions and acquisition of subsidiaries	137	369	5	-	21	532	1,227	1,768
Amortisation to the income statement:
Operating profit	(75)	(255)	(5)	(3)	(43)	(381)	(322)	(688)
Non-operating profit	-	(188)	-	-	(4)	(192)	103	645
	(75)	(443)	(5)	(3)	(47)	(573)	(219)	(43)
Disposals and transfers	-	-	-	-	-	-	-	(6)
Exchange differences and other movements	(13)	(47)	-	-	(15)	(75)	(147)	334
Amortisation of DAC related to net unrealised valuation movements on Jackson's available-for-sale securities recognised within other comprehensive income	-	165	-	-	-	165	(212)	(87)
Balance at end of period	699	5,221	83	14	1,293	7,310	5,944	7,261

†  PVIF and other intangibles includes amounts in relation to software rights with additions of £13 million, amortisation of £15 million and exchange losses of £1 million and a balance at 30 June 2015 of £63 million.

Note
PVIF and other intangibles comprise PVIF, distribution rights and other intangibles such as software rights. Distribution rights relate to amounts that have been paid or have become unconditionally due for payment as a result of past events in respect of bancassurance partnership arrangements in Asia. These agreements allow for bank distribution of Prudential's insurance products for a fixed period of time.

US insurance operations
Summary balances
The DAC amount in respect of US insurance operations comprises amounts in respect of:

	2015 £m	2014 £m
	30 Jun	30 Jun	31 Dec
Variable annuity business	4,931	3,930	5,002
Other business	710	747	759
Cumulative shadow DAC (for unrealised gains/losses booked in Other Comprehensive Income)*	(420)	(656)	(584)
Total DAC for US operations	5,221	4,021	5,177

*  Consequent upon the negative unrealised valuation movement at half year 2015 of £762 million (30 June 2014: positive unrealised valuation movement of £1,023 million; 31 December 2014: positive unrealised valuation movement of £956 million), there is a gain of £165 million (30 June 2014: a charge of £212 million; 31 December 2014: a charge of £87 million) for altered 'shadow' DAC amortisation booked within other comprehensive income. These adjustments reflect movement from period to period, in the changes to the pattern of reported gross profits that would have happened if the assets reflected in the statement of financial position had been sold, crystallising the unrealised gains and losses, and the proceeds reinvested at the yields currently available in the market. At 30 June 2015, the cumulative shadow DAC balance as shown in the table above was negative £420 million (30 June 2014: negative £656 million; 31 December 2014: negative £584 million).

Overview of the deferral and amortisation of acquisition costs for Jackson
Under IFRS 4, the Group applies 'grandfathered' US GAAP for measuring the insurance assets and liabilities of Jackson. In the case of Jackson term business, acquisition costs are deferred and amortised in line with expected premiums. For annuity and interest-sensitive life business, acquisition costs are deferred and amortised in line with a combination of historical and future expected gross profits on the relevant contracts. For fixed and fixed index annuity and interest-sensitive life business, the key assumption is the long-term spread between the earned rate on investments and the rate credited to policyholders, which is based on an annual spread analysis. Expected gross profits also depend on mortality assumptions, assumed unit costs and terminations other than deaths (including the related charges), all of which are based on a combination of actual experience of Jackson, industry experience and future expectations. A detailed analysis of actual mortality, lapse and expense experience is performed using internally developed experience studies.

Acquisition costs for Jackson's variable annuity products are also amortised in line with the emergence of profits. The measurement of amortisation depends on historical and expected future gross profits which include fees (including those for guaranteed minimum death, income, or withdrawal benefits) as well as components related to mortality, lapse and expense.

Mean reversion technique
For variable annuity products, under US GAAP (as 'grandfathered' under IFRS 4) Jackson applies a mean reversion technique for its amortisation of deferred acquisition costs against projected gross profits. This technique is applied with the objective of adjusting the amortisation of deferred acquisition costs that would otherwise be highly volatile due to fluctuations in the level of future gross profits arising from changes in equity market levels. The mean reversion technique achieves this objective by applying a dynamic adjustment to the assumption for short-term future investment returns. Under the mean reversion technique applied by Jackson, the projected level of return for each of the next five years is adjusted from period to period so that in combination with the actual rates of return for the preceding three years, including the current period, the 7.4 per cent long-term annual return (gross of asset management fees and other charges to policyholders, but net of external fund management fees) is realised on average over the entire eight-year period. Projected returns after the mean reversion period revert back to the 7.4 per cent assumption.

However, to ensure that the methodology does not over anticipate a reversion to the long-term level of returns following adverse markets, the mean reversion technique has a cap and floor feature whereby the projected returns in each of the next five years can be no more than 15 per cent per annum and no less than 0 per cent per annum (both gross of asset management fees and other charges to policyholders, but net of external fund management fees) in each year.

Sensitivity of amortisation charge

The amortisation charge to the income statement is reflected in both operating profit and short-term fluctuations in investment returns. The amortisation charge to the operating profit in a reporting period comprises:

(i)      A core amount that reflects a relatively stable proportion of underlying premiums or profit; and

(ii)     An element of acceleration or deceleration arising from market movements differing from expectations.

In periods where the cap and floor feature of the mean reversion technique are not relevant, the technique operates to dampen the second element above. Nevertheless, extreme market movements can cause material acceleration or deceleration of amortisation in spite of this dampening effect.

Furthermore, in those periods where the cap or floor is relevant, the mean reversion technique provides no further dampening and additional volatility may result.

In the first half of 2015, the DAC amortisation charge for operating profit was determined after including a credit for decelerated amortisation of £20 million (half year 2014: credit for decelerated amortisation of £10 million; full year 2014: charge for accelerated amortisation of £13 million). The first half of 2015 amount reflects the separate account performance of 2 per cent, which is lower than the assumed level for the year.

As noted above, the application of the mean reversion formula has the effect of dampening the impact of equity market movements on DAC amortisation while the mean reversion assumption lies within the corridor. It would take a significant movement in equity markets for the mean reversion assumption to move outside the corridor. Based on a pro-forma instantaneous movement at 1 July 2015, it would need to be outside the approximate range of negative 40 per cent to positive 30 per cent for this to apply.

C6 Borrowings

C6.1 Core structural borrowings of shareholder-financed operations

	2015 £m	2014 £m
	30 Jun	30 Jun	31 Dec
Holding company operations:
Perpetual subordinated capital securitiesnote (i)	1,775	2,067	1,789
Subordinated notesnote (v)	2,122	1,530	1,531
Subordinated debt total	3,897	3,597	3,320
Senior debt:note (ii)
£300m 6.875% Bonds 2023	300	300	300
£250m 5.875% Bonds 2029	249	249	249
Holding company total	4,446	4,146	3,869
Prudential Capital bank loannote (iii)	275	275	275
Jackson US$250m 8.15% Surplus Notes 2027	159	146	160
Total (per condensed consolidated statement of financial position)note (iv)	4,880	4,567	4,304

Notes

(i)     The perpetual subordinated capital securities are entirely US$ denominated. The Group has designated all US$2.80 billion (30 Jun 2014: US$3.55 billion; 31 December 2014: US$ 2.80 billion) of its perpetual subordinated debt as a net investment hedge under IAS 39 to hedge the currency risks related to the investment in Jackson.

(ii) The senior debt ranks above subordinated debt in the event of liquidation.

(iii)   The Prudential Capital bank loan of £275 million has been made in two tranches: a £160 million loan drawn at a cost of 12 month £LIBOR plus 0.4 per cent maturing on 20 December 2017 and a £115 million loan drawn at a cost of 11 month £LIBOR plus 0.4 per cent also maturing on 20 December 2017.

(iv)   The maturity profile, currency and interest rates applicable to all other core structural borrowings of shareholder-financed operations of the Group are as detailed in note C6.1 of the Group's consolidated financial statements for the year ended 31 December 2014.

(v) In June 2015, the Company issued core structural borrowings of £600 million 5.00 per cent Tier 2 subordinated notes due 2055. The proceeds, net of discount adjustment and costs, were £590 million.

C6.2 Other borrowings

(a) Operational borrowings attributable to shareholder-financed operations

	2015 £m	2014 £m
	30 Jun	30 Jun	31 Dec
Borrowings in respect of short-term fixed income securities programmesnote (ii)	2,176	1,950	2,004
Non-recourse borrowings of US operations note (iv)	10	17	19
Other borrowings note (iii)	318	276	240
Totalnote (i)	2,504	2,243	2,263

Notes

(i)      In addition to the debt listed above, £200 million Floating Rate Notes were issued by Prudential plc in October 2014 which will mature in October 2015. These Notes have been wholly subscribed by a Group subsidiary and accordingly have been eliminated on consolidation in the Group financial statements. These Notes were originally issued in October 2008 and have been reissued upon their maturity.

(ii) In January 2015, the Company issued £300 million Medium Term Notes which will mature in January 2018. The proceeds, net of costs, were £299 million.
(iii) Other borrowings mainly include senior debt issued through the Federal Home Loan Bank of Indianapolis (FHLB), secured by collateral posted with the FHLB by Jackson.
In addition, other borrowings include amounts whose repayment to the lender is contingent upon future surplus emerging from certain contracts specified under the arrangement. If insufficient surplus emerges on those contracts, there is no recourse to other assets of the Group and the liability is not payable to the degree of shortfall.
(iv) In all instances the holders of the debt instruments issued by these subsidiaries and funds do not have recourse beyond the assets of those subsidiaries and funds.

(b) Borrowings attributable to with-profits operations

	2015 £m	2014 £m
	30 Jun	30 Jun	31 Dec
Non-recourse borrowings of consolidated investment funds*	911	667	924
£100m 8.5% undated subordinated guaranteed bonds of Scottish Amicable Finance plc**	100	100	100
Other borrowings (predominantly obligations under finance leases)	78	97	69
Total	1,089	864	1,093
* In all instances the holders of the debt instruments issued by these subsidiaries and funds do not have recourse beyond the assets of those subsidiaries and funds.

**             The interests of the holders of the bonds issued by Scottish Amicable Finance plc, a subsidiary of the Scottish Amicable Insurance Fund, are subordinated to the entitlements of the policyholders of that fund.

C7 Deferred tax

The statement of financial position contains the following deferred tax assets and liabilities in relation to:

	Deferred tax assets			Deferred tax liabilities
	30 Jun 2015 £m	30 Jun 2014 £m	31 Dec 2014 £m	30 Jun 2015 £m	30 Jun 2014 £m	31 Dec 2014 £m
Unrealised losses or gains on investments	331	116	83	(1,673)	(1,611)	(1,697)
Balances relating to investment and insurance contracts	8	5	4	(544)	(469)	(499)
Short-term temporary differences	2,407	2,001	2,607	(2,076)	(1,748)	(2,065)
Capital allowances	9	9	9	(32)	(27)	(30)
Unused deferred tax losses	65	42	62	-	-	-
Total	2,820	2,173	2,765	(4,325)	(3,855)	(4,291)

Deferred tax assets are recognised to the extent that they are regarded as recoverable, that is to the extent that, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying temporary differences can be deducted.

The taxation regimes applicable across the Group often apply separate rules to trading and capital profits and losses. The distinction between temporary differences that arise from items of either a trading or capital nature may affect the recognition of deferred tax assets. Accordingly, for the 2015 half year results and financial position at 30 June 2015 the possible tax benefit of approximately £106 million (30 June 2014: £123 million; 31 December 2014: £110 million), which may arise from capital losses valued at approximately £0.5 billion (30 June 2014: £0.6 billion; 31 December 2014: £0.5 billion), is sufficiently uncertain that it has not been recognised. In addition, a potential deferred tax asset of £42 million (30 June 2014: £47 million; 31 December 2014: £47 million), which may arise from trading tax losses and other potential temporary differences totalling £0.2 billion (30 June 2014: £0.3 billion; 31 December 2014 £0.2 billion) is sufficiently uncertain that it has not been recognised. Of these, losses of £28 million will expire within the next seven years. Of the remaining losses £1 million will expire within 20 years and the rest have no expiry date.

The table that follows provides a breakdown of the recognised deferred tax assets set out in the table above for both the short-term temporary differences and unused tax losses split by business unit. The table also shows the period of estimated recoverability for each respective business unit. For these and each category of deferred tax asset recognised their recoverability against forecast taxable profits is not significantly impacted by any current proposed changes to future accounting standards.

	Short-term temporary differences		Unused tax losses
	30 Jun 2015 £m	Expected period of recoverability	30 Jun 2015 £m	Expected period of recoverability
Asia insurance operations	34	1 to 3 years	51	3 to 5 years
US insurance operations	2,066	With run-off of in-force book	-	-
UK insurance operations	136	1 to 10 years	-	-
Other operations	171	1 to 10 years	14	1 to 3 years
Total	2,407		65

Under IAS 12, 'Income Taxes', deferred tax is measured at the tax rates that are expected to apply to the period when the asset is realised or the liability settled, based on the tax rates (and laws) that have been enacted or are substantively enacted at the end of the reporting periods.

As part of the Summer Finance Bill 2015, the UK government proposed phased rate changes in the UK corporation tax rate to 19 per cent from 1 April 2017 and a further reduction to 18 per cent from 1 April 2020. As these changes have not been substantively enacted as at 30 June 2015 they have not been reflected in the balances at that date. The changes, once substantively enacted, are expected to have the effect of reducing the UK with-profits and shareholder-backed business element of the overall net deferred tax liabilities by £17 million.

C8 Defined benefit pension schemes

(a) Background and summary economic and IAS 19 financial positions
The Group's businesses operate a number of pension schemes. The specific features of these plans vary in accordance with the regulations of the country in which the employees are located, although they are, in general, funded by the Group and based either on a cash balance formula or on years of service and salary earned in the last year or years of employment. The largest defined benefit scheme is the principal UK scheme, namely the Prudential Staff Pension Scheme (PSPS). PSPS accounts for 84 per cent (30 June 2014: 84 per cent; 31 December 2014: 84 per cent) of the underlying scheme liabilities of the Group's defined benefit schemes.

The Group also operates two smaller UK defined benefit schemes in respect of Scottish Amicable (SASPS) and M&G (M&GGPS). In addition, there are two small defined benefit schemes in Taiwan which have negligible deficits.

Under the IAS 19 'Employee Benefits' valuation basis, the Group applies the principles of IFRIC 14, 'IAS 19 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction', whereby a surplus is only recognised to the extent that the Company is able to access the surplus either through an unconditional right of refund to the surplus or through reduced future contributions relating to ongoing service, which have been substantively enacted or contractually agreed. Further, where the Company does not have access to any funds once they are paid into the scheme, the IFRS financial position recorded reflects the higher of any underlying IAS 19 deficit and any obligation for committed deficit funding where applicable.

The Group asset/liability in respect of defined benefit pension schemes is as follows:

	2015 £m						2014 £m				2014 £m
			30 Jun					30 Jun					31 Dec
	PSPS	SASPS	M&GGPS	Other schemes	Total	PSPS	SASPS	M&GGPS	Other schemes	Total	PSPS	SASPS	M&GGPS	Other schemes	Total
	note (i)				note (iv)	note (i)				note (iv)	note (i)				note (iv)
Underlying economic surplus (deficit)	915	(140)	53	(1)	827	745	(104)	51	(1)	691	840	(144)	60	(1)	755
Less: unrecognised surplus note (i)	(790)	-	-	-	(790)	(623)	-	-	-	(623)	(710)	-	-	-	(710)
Economic surplus (deficit) (including investment in Prudential insurance policies)	125	(140)	53	(1)	37	122	(104)	51	(1)	68	130	(144)	60	(1)	45
Consolidation adjustment against policyholder liabilities for investment in Prudential insurance policiesnote (ii)	-	-	(85)	-	(85)	-	-	(122)	-	(122)	-	-	(132)	-	(132)
IAS 19 pension asset (liability) on the Group statement of financial positionnote (iii)	125	(140)	(32)	(1)	(48)	122	(104)	(71)	(1)	(54)	130	(144)	(72)	(1)	(87)

Notes

(i)      For PSPS, the Group does not have an unconditional right of refund to any surplus of the scheme. The PSPS IAS 19 pension asset represents the present value of the economic benefit (impact) of the Company from the difference between future ongoing contributions to the scheme and estimated accrued cost of service.

(ii)     The underlying position on an economic basis reflects the assets (including investments in Prudential insurance policies that are offset against liabilities to policyholders on the Group consolidation) and the liabilities of the schemes.

(iii)     At 30 June 2015, the PSPS pension asset of £125 million (30 June 2014: £122 million; 31 December 2014: £130 million) and the other schemes' pension liabilities of £173 million (30 June 2014: £176 million; 31 December 2014: £217 million) are included within 'Other debtors' and 'Provisions' respectively on the consolidated statement of financial position.

(iv)    The amounts for PSPS and SASPS are apportioned between the PAC with-profits fund and the shareholders' fund. The amounts for the M&GGPS and other schemes are wholly attributable to the shareholders' fund. Of the economis surplus of £37 million (30 June 2014: £68 million; 31 December 2014; £45 million), the amounts attributable to the PAC with-profits fund and shareholders fund are as follows:

	30 Jun 2015	30 Jun 2014	31 Dec 2014
Attributable to:
PAC with-profits fund	18	33	19
Shareholder-backed operations	19	35	26
	37	68	45

Triennial actuarial valuations
In respect of PSPS, the contributions into the scheme are payable at the minimum level required under the scheme rules. Excluding expenses, the contributions are payable at approximately £6 million per annum for on-going service of active members of the scheme. No deficit or other funding is required. Deficit funding for PSPS, when applicable, is apportioned in the ratio of 70/30 between the PAC with-profits fund and shareholder-backed operations based on the sourcing of previous contributions. Employer contributions for on-going service of current employees are apportioned in the ratio relevant to current activity.

In respect of the SASPS, it has been agreed with the Trustees that the level of deficit funding be increased from the current level of £13.1 million per annum to £21 million per annum from 1 January 2015 until 31 March 2024, or earlier if the scheme's funding level reaches 100 per cent before this date, to eliminate the actuarial deficit. The deficit funding will be reviewed every three years at subsequent valuations.

In respect of the M&GGPS, deficit funding amounts designed to eliminate the actuarial deficit over a three year period are being made from January 2013 of £18.6 million per annum for the first two years and £9.3 million in the third year.

Defined benefit pension schemes in the UK are generally required to be subject to full actuarial valuations every three years in order to assess the appropriate level of funding for schemes in relation to their commitments. These valuations include assessments of the likely rate of return on the assets held within the separate trustee administered funds.

(b) Assumptions
The actuarial assumptions used in determining benefit obligations and the net periodic benefit costs for the periods ended 30 June 2015, 30 June 2014 and 31 December 2014 were as follows:

	2015%	2014%	2014%
	30 Jun	30 Jun	31 Dec

Discount rate*	3.7	4.2	3.5
Rate of increase in salaries	3.2	3.2	3.0
Rate of inflation**
Retail prices index (RPI)	3.2	3.2	3.0
Consumer prices index (CPI)	2.2	2.2	2.0
Rate of increase of pensions in payment for inflation:
PSPS:
Guaranteed (maximum 5%)	2.5	2.5	2.5
Guaranteed (maximum 2.5%)	2.5	2.5	2.5
Discretionary	2.5	2.5	2.5
Other schemes	3.2	3.2	3.0
* The discount rate has been determined by reference to an 'AA' corporate bond index, adjusted where applicable, to allow for the difference in duration between the index and the pension liabilities.
** The rate of inflation reflects the long-term assumption for the UK RPI or CPI depending on the tranche of the schemes.

The calculations are based on current actuarially calculated mortality estimates with a specific allowance made for future improvements in mortality. The specific allowance made is in line with a custom calibration and was updated in 2014 to reflect the 2012 mortality model from the Continuous Mortality Investigation Bureau of the Institute and Faculty of Actuaries (CMI). The tables used for PSPS immediate annuities in payment for all the periods presented were:

Male: 114.0 per cent PNMA00 with improvements in line with a custom calibration of the CMI's 2012 mortality model, with a long-term mortality improvement rate of 1.75 per cent per annum; and

Female: 108.5 per cent PNFA00 with improvements in line with a custom calibration of the CMI's 2012 mortality model, with a long-term mortality improvement rate of 1.25 per cent per annum.

The most recent full valuations have been updated to 30 June 2015, applying the principles prescribed by IAS 19.

(c) Estimated pension scheme surpluses and deficits
The underlying pension position on an economic basis reflects the assets (including investments in Prudential policies that are offset against liabilities to policyholders on the Group consolidation) and the liabilities of the schemes. The IAS 19 basis excludes the investments in Prudential policies. At 30 June 2015, the investments in Prudential insurance policies comprise £138 million  (30 June 2014: £142 million; 31 December 2014: £131 million) for PSPS and £85 million (30 June 2014: £122 million; 31 December 2014: £132 million) for the M&GGPS. In principle, on consolidation the investments are eliminated against policyholder liabilities of UK insurance operations, so that the formal IAS 19 position for the scheme in isolation excludes these items. This treatment applies to the M&GGPS investments. However, as a substantial portion of the Company's interest in the underlying surplus of PSPS is not recognised, the adjustment is not necessary for the PSPS investments.

Movements on the pension scheme deficit determined on the economic basis are as follows, with the effect of the application of IFRIC 14 being shown separately:

	Half year 2015 £m
	Surplus (deficit) in schemes at 1 Jan 2015	(Charge) credit to income statement	Actuarial gains and losses in other comprehensive income	Contributions paid	Surplus (deficit) in schemes at 30 Jun 2015
All schemes
Underlying position (without the effect of IFRIC 14)
Surplus	755	41	9	22	827
Less: amount attributable to PAC with-profits fund	(525)	(35)	(14)	(8)	(582)
Shareholders' share:
Gross of tax surplus (deficit)	230	6	(5)	14	245
Related tax	(46)	(1)	1	(3)	(49)
Net of shareholders' tax	184	5	(4)	11	196
Application of IFRIC 14 for the derecognition of PSPS surplus
Derecognition of surplus	(710)	(13)	(67)	-	(790)
Less: amount attributable to PAC with-profits fund	506	10	48	-	564
Shareholders' share:
Gross of tax surplus (deficit)	(204)	(3)	(19)	-	(226)
Related tax	41	1	4	-	46
Net of shareholders' tax	(163)	(2)	(15)	-	(180)
With the effect of IFRIC 14
Surplus (deficit)	45	28	(58)	22	37
Less: amount attributable to PAC with-profits fund	(19)	(25)	34	(8)	(18)
Shareholders' share:
Gross of tax surplus (deficit)	26	3	(24)	14	19
Related tax	(5)	-	5	(3)	(3)
Net of shareholders' tax	21	3	(19)	11	16

Underlying investments of the schemes
On the 'economic basis', after including the underlying assets represented by the investments in Prudential insurance policies as scheme assets, the plans' assets at 30 June 2015 comprise the following investments:

		30 Jun 2015				30 Jun 2014				31 Dec 2014

	PSPS	Other schemes	Total		PSPS	Other schemes	Total		PSPS	Other schemes	Total
	£m	£m	£m	%	£m	£m	£m	%	£m	£m	£m	%
Equities
UK	132	75	207	3	132	79	211	3	126	86	212	2
Overseas	98	323	421	5	10	312	322	5	143	317	460	6
Bonds:
Government	4,984	424	5,408	69	4,420	339	4,759	67	5,078	440	5,518	68
Corporate	965	140	1,105	14	873	114	987	14	931	117	1,048	13
Asset-backed securities	143	16	159	2	71	23	94	1	197	26	223	3
Derivatives	166	(8)	158	2	127	4	131	2	159	(13)	146	2
Properties	124	58	182	2	44	53	97	1	93	57	150	2
Other assets	208	51	259	3	516	25	541	7	270	40	310	4
Total value of assets	6,820	1,079	7,899	100	6,193	949	7,142	100	6,997	1,070	8,067	100

(d) Sensitivity of the pension scheme liabilities to key variables
The total underlying Group pension scheme liabilities of £7,072 million (30 June 2014: £6,451 million; 31 December 2014: £7,312 million) comprise £5,905 million (30 June 2014: £5,448 million; 31 December 2014: £6,157 million) for PSPS and £1,167 million (30 June 2014: £1,003 million; 31 December 2014: £1,155 million) for the other schemes. The table below shows the sensitivity of the underlying PSPS and the other scheme liabilities at 30 June 2015, 30 June 2014 and 31 December 2014 to changes in discount rate, inflation rates and mortality rates. The sensitivity information below is based on the core scheme liabilities and assumptions at the balance sheet date. The sensitivity is calculated based on a change in one assumption with all other assumptions being held constant. As such, interdependencies between the assumptions are excluded.

The sensitivity of the underlying pension scheme liabilities as shown below does not directly equate to the impact on the profit or loss attributable to shareholders or shareholders' equity due to the effect of the application of IFRIC 14 on PSPS and the allocation of a share of the interest in financial position of the PSPS and SASPS schemes to the PAC with-profits fund as described above.

	Assumption applied				Impact of sensitivity on scheme liabilities on IAS 19 basis
	2015	2014		Sensitivity change		2015	2014
	30 Jun	30 Jun	31 Dec	in assumption		30 Jun	30 Jun	31 Dec
Discount rate	3.7%	4.2%	3.5%	Decrease by 0.2%	Increase in scheme
					liabilities by:
					PSPS	3.3%	3.3%	3.4%
					Other schemes	5.2%	5.0%	5.2%

Discount rate	3.7%	4.2%	3.5%	Increase by 0.2%	Decrease in scheme
					liabilities by:
					PSPS	3.2%	3.1%	3.2%
					Other schemes	4.8%	4.7%	4.9%

Rate of inflation	RPI:3.2%	3.2%	3.0%	RPI: Decrease by 0.2%	Decrease in scheme
					liabilities by:
	CPI:2.2%	2.2%	2.0%	CPI: Decrease by 0.2%	PSPS	0.6%	0.7%	0.6%
				with consequent reduction	Other schemes	4.1%	4.1%	4.2%
				in salary increases

Mortality rate				Increase life expectancy	Increase in scheme
				by 1 year	liabilities by:
					PSPS	3.2%	3.0%	3.3%
					Other schemes	2.8%	3.0%	3.0%

C9 Share capital, share premium and own shares

	30 Jun 2015			30 Jun 2014			31 Dec 2014
	Number of ordinary shares	Share capital	Share premium	Number of ordinary shares	Share capital	Share premium	Number of ordinary shares	Share capital	Share premium
		£m	£m		£m	£m		£m	£m
Issued shares of 5p each fully paid:
At 1 January	2,567,779,950	128	1,908	2,560,381,736	128	1,895	2,560,381,736	128	1,895
Shares issued under share-based schemes	3,284,119	-	2	5,845,737	-	8	7,398,214	-	13
At end of period	2,571,064,069	128	1,910	2,566,227,473	128	1,903	2,567,779,950	128	1,908

Amounts recorded in share capital represent the nominal value of the shares issued. The difference between the proceeds received on issue of shares, net of issue costs, and the nominal value of shares issued is credited to the share premium account.

At 30 June 2015, there were options outstanding under Save As You Earn schemes to subscribe for shares as follows:

	Number of shares to subscribe for	Share price range		Exercisable by year
		from	to
30 June 2015	8,007,928	288p	1,155p	2019
30 June 2014	7,617,023	288p	901p	2019
31 December 2014	8,624,491	288p	1,155p	2020

Transactions by Prudential plc and its subsidiaries in Prudential plc shares
The Group buys and sells Prudential plc shares ('own shares') either in relation to its employee share schemes or via transactions undertaken by authorised investment funds that the Group is deemed to control. The cost of own shares of £227 million as at 30 June 2015 (30 June 2014: £180 million; 31 December 2014: £195 million) is deducted from retained earnings. The Company has established trusts to facilitate the delivery of shares under employee incentive plans. At 30 June 2015, 10.8 million (30 June 2014: 9.5 million; 31 December 2014: 10.3 million) Prudential plc shares with a market value of £165.0 million (30 June 2014: £127.8 million; 31 December 2014: £153.1 million) were held in such trusts all of which are for employee incentive plans. The maximum number of shares held during the period was 10.8 million which was in May 2015.

The Company purchased the following number of shares in respect of employee incentive plans:

	Number of shares purchased (in millions)	Cost £m
Half year 2015	5.1	86.3
Half year 2014	6.2	81.9
Full year 2014	7.9	106.7

The Group has consolidated a number of authorised investment funds where it is deemed to control these funds under IFRS. Some of these funds hold shares in Prudential plc. The total number of shares held by these funds at 30 June 2015 was 6.8 million (30 June 2014: 7.5 million; 31 December 2014: 7.5 million) and the cost of acquiring these shares of £59 million (30 June 2014: £67 million; 31 December 2014: £67 million) is included in the cost of own shares. The market value of these shares as at 30 June 2015 was £105 million (30 June 2014: £100 million; 31 December 2014: £112 million). During 2015, these funds made a net reduction of 724,186 Prudential shares (30 June 2014: net additions of 405,978; 31 December 2014: net additions of 405,940) for a net decrease of £8.0 million to book cost (30 June 2014: net increase of £6.5 million; 31 December 2014: net increase of £7.0 million).

All share transactions were made on an exchange other than the Stock Exchange of Hong Kong.

Other than set out above the Group did not purchase, sell or redeem any Prudential plc listed securities during half year 2015 or 2014.

D OTHER NOTES

D1 Sale of Japan Life business

On 5 February 2015, the Group announced that it had completed the sale of its closed book life insurance business in Japan, PCA Life Insurance Company Limited to SBI Holdings, Inc. following regulatory approvals. The transaction was announced on 16 July 2013. Of the agreed US$85 million cash consideration, the Group received US$68 million on completion of the transaction and a further payment of up to US$17 million will be received contingent upon the future performance of the Japan Life business.

The Japan Life business had been classified as held for sale on the statement of financial position of the Group since 2013. The held for sale assets and liabilities of the Japan Life business on the statement of financial position as at 30 June 2014 and 31 December 2014 were as follows:

	2014 £m
	30 Jun	31 Dec
Assets
Investments	934	898
Other assets	72	45
	1,006	943
Adjustment for remeasurement of the carrying value to fair value less costs to sell	(131)	(124)
Assets held for sale	875	819

Liabilities
Policyholder liabilities	783	717
Other liabilities	45	53
Liabilities held for sale	828	770

Net assets	47	49

Upon its classification as held for sale in 2013, the IFRS carrying value of the Japan Life business was set to represent the proceeds, net of related expenses. Subsequent remeasurement of the carrying value of the Japan Life business in 2014 resulted in a charge in the income statement of £(11) million in half year 2014 and a charge of £(13) million in full year 2014. These amounts, together with the results of the business including short-term value movements on investments also included in the income statement, netted to an insignificant amount for those periods.

On completion of the sale, the cumulative foreign exchange  translation loss of the Japan Life business of £46 million, that had arisen from 2004 (the year of the Group's conversion to IFRS) to disposal was recycled from other comprehensive income through the profit and loss account in half year 2015 as required by IAS 21. This amount is included within 'Cumulative exchange loss on the sold Japan Life business recycled from other comprehensive income' in the supplementary analysis of profit of the Group as shown in note B1.1. The adjustment has no net effect on shareholders' equity.

D2 Contingencies and related obligations

The Group is involved in various litigation and regulatory issues. While the outcome of such matters cannot be predicted with certainty, Prudential believes that the ultimate outcome of such litigation and regulatory issues will not have a material adverse effect on the Group's financial condition, results of operations or cash flows.

There have been no material changes to the Group's contingencies and related obligations in the six month period ended 30 June 2015.

D3      Post balance sheet events

Interim dividend
The 2015 interim dividend approved by the Board of Directors after 30 June 2015 is as described in note B7.

D4 Related party transactions

There were no transactions with related parties during the six months ended 30 June 2015 which have had a material effect on the results or financial position of the Group.

The nature of the related party transactions of the Group has not changed from those described in the Group's consolidated financial statements for the year ended 31 December 2014.

Statement of directors' responsibilities

The directors are responsible for preparing the Half Year Financial Report in accordance with applicable law and regulations.

Accordingly, the directors confirm that to the best of their knowledge:

- the condensed consolidated financial statements have been prepared in accordance with IAS 34, 'Interim Financial Reporting', as adopted by the European Union;
-    the Half Year Financial Report includes a fair review of information required by:

(a) DTR 4.2.7R of the Disclosure and Transparency Rules, being an indication of important events that have occurred during the six months ended 30 June 2015, and their impact on the condensed consolidated financial statements, and a description of the principal risks and uncertainties for the remaining six months of the year; and

(b) DTR 4.2.8R of the Disclosure and Transparency Rules, being related party transactions that have taken place during the six months ended 30 June 2015 and that have materially affected the financial position or the performance of the Group during the period and changes in the related party transactions described in the Group's consolidated financial statements for the year ended 31 December 2014.

The directors of Prudential plc as at 10 August are as listed in the Group's 2014 Annual Report except for the resignations of Tidjane Thiam and Pierre-Olivier Bouée and the appointment of Tony Wilkey in the first six months of 2015. In addition, as noted in the 2014 Annual Report, Lord Turnbull did not stand for re-election at the 2015 Annual General Meeting in May.

Independent review report to Prudential plc

Introduction
We have been engaged by the company to review the International Financial Reporting Standards (IFRS) basis financial information in the Half Year Financial Report for the six months ended 30 June 2015 which comprises the Condensed Consolidated Income Statement, the Condensed Consolidated Statement of Comprehensive Income, the Condensed Consolidated Statement of Changes in Equity, the Condensed Consolidated Statement of Financial Position, the Condensed Consolidated Statement of Cash Flows and the related explanatory notes.

We have also been engaged by the company to review the European Embedded Value (EEV) basis supplementary financial information for the six months ended 30 June 2015 which comprises the Post-tax Operating Profit Based on Longer-Term Investment Returns, the Post-tax Summarised Consolidated Income Statement, the Movement in Shareholders' Equity, the Summary Statement of Financial Position and the related explanatory notes and Total Insurance and Investment Products New Business information.

We have read the other information contained in the Half Year Financial Report and considered whether it contains any apparent misstatements or material inconsistencies with the IFRS basis financial information or the EEV basis supplementary financial information.

This report is made solely to the company in accordance with the terms of our engagement to assist the company in meeting the requirements of the Disclosure and Transparency Rules ("the DTR") of the UK's Financial Conduct Authority ("the UK FCA") and also to provide a review conclusion to the company on the EEV basis supplementary financial information. Our review of the IFRS basis financial information has been undertaken so that we might state to the company those matters we are required to state to it in this report and for no other purpose. Our review of the EEV basis supplementary financial information has been undertaken so that we might state to the company those matters we have been engaged to state in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities
The Half Year Financial Report, including the IFRS basis financial information contained therein, is the responsibility of, and has been approved by, the directors.  The directors are responsible for preparing the Half Year Financial Report in accordance with the DTR of the UK FCA.  The directors have accepted responsibility for preparing the EEV basis supplementary financial information in accordance with the European Embedded Value Principles issued in May 2004 by the European CFO Forum ('the EEV Principles') and for determining the methodology and assumptions used in the application of those principles.

The annual IFRS basis financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union ('EU'). The IFRS basis financial information included in this Half Year Financial Report has been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the EU.

The EEV basis supplementary financial information has been prepared in accordance with the EEV principles using the methodology and assumptions set out in notes 1 and 13 to the EEV basis supplementary financial information. The EEV basis supplementary financial information should be read in conjunction with the IFRS basis financial information.

Our responsibility
Our responsibility is to express to the company a conclusion on the IFRS basis financial information in the Half Year Financial Report and the EEV basis supplementary financial information based on our reviews, as set out in our engagement letter with you dated 18 July 2015.

Scope of review
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Auditing Practices Board for use in the UK.  A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.  A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the IFRS basis financial information in the Half Year Financial Report for the six months ended 30 June 2015 is not prepared, in all material respects, in accordance with IAS 34 as adopted by the EU and the DTR of the UK FCA.

Based on our review, nothing has come to our attention that causes us to believe that the EEV basis supplementary financial information for the six months ended 30 June 2015 is not prepared, in all material respects, in accordance with the EEV Principles, using the methodology and assumptions set out in notes 1 and 13 to the EEV basis supplementary financial information.

Rees Aronson
For and on behalf of KPMG LLP
Chartered Accountants
London
10 August 2015

Additional Financial Information* (IFRS)

I IFRS profit and loss information

I(a) Analysis of long-term insurance business pre-tax IFRS operating profit based on longer-term investment returns by driver

This schedule classifies the Group's pre-tax operating earnings from long-term insurance operations into the underlying drivers of those profits, using the following categories:

i       Spread income represents the difference between net investment income (or premium income in the case of the UK annuities new business) and amounts credited to certain policyholder accounts. It excludes the operating investment returns on shareholder net assets, which has been separately disclosed as expected return on shareholder assets.

ii Fee income represents profits driven by net investment performance, being asset management fees that vary with the size of the underlying policyholder funds net of investment management expenses.

iii With-profits business represents the gross of tax shareholders' transfer from the with-profits fund for the period.

iv Insurance margin primarily represents profits derived from the insurance risks of mortality and morbidity.

v Margin on revenues primarily represents amounts deducted from premiums to cover acquisition costs and administration expenses.

vi     Acquisition costs and administration expenses represent expenses incurred in the period attributable to shareholders. It excludes items such as restructuring costs and Solvency II costs which are not included in the segment profit for insurance as well as items that are more appropriately included in other source of earnings lines (eg investment expenses are netted against investment income as part of spread income or fee income as appropriate).

vii DAC adjustments comprises DAC amortisation for the period, excluding amounts related to short-term fluctuations in investment returns, net of costs deferred in respect of new business.

Analysis of pre-tax IFRS operating profit by source and margin analysis of Group long-term insurance business
The following analysis expresses certain of the Group's sources of operating profit as a margin of policyholder liabilities or other suitable driver. Details on the calculation of the Group's average policyholder liability balances are given in note (iii) at the end of this section.

	Half year 2015 £m
	Asia	US	UK	Total	Average liability	Margin bps
			note (v)		note (iv)	note(ii)
Spread income	65	372	137	574	72,890	157
Fee income	86	832	33	951	125,581	151
With-profits	21	-	133	154	106,205	29
Insurance margin	387	383	87	857
Margin on revenues	832	-	88	920
Expenses:
Acquisition costsnote (i)	(573)	(479)	(43)	(1,095)	2,733	(40)%
Administration expenses	(355)	(408)	(66)	(829)	206,167	(80)
DAC adjustmentsnote (vi)	78	114	-	192
Expected return on shareholder assets	33	20	67	120
Long-term business operating profit	574	834	436	1,844

See notes at the end of this section.

	Half year 2014 AER £m
	Asia	US	UK	Total	Average liability	Margin bps
			note (v)		note (iv)	note (ii)
Spread income	62	364	131	557	64,741	172
Fee income	74	658	32	764	106,052	144
With-profits	15	-	135	150	98,046	31
Insurance margin	314	328	30	672
Margin on revenues	724	-	84	808
Expenses:
Acquisition costsnote (i)	(473)	(477)	(50)	(1,000)	2,286	(44)%
Administration expenses	(304)	(333)	(64)	(701)	178,649	(78)
DAC adjustmentsnote (vi)	40	135	(6)	169
Expected return on shareholder assets	31	11	74	116
Long-term business operating profit	483	686	366	1,535

See notes at the end of this section.

* The additional financial information is not covered by the KPMG independent review opinion.

	Half year 2014 CER £m note (iii)
	Asia	US	UK	Total	Average liability	Margin bps
			note (v)		note (iv)	note (ii)
Spread income	65	398	131	594	67,672	176
Fee income	76	721	32	829	112,561	147
With-profits	16	-	135	151	98,560	31
Insurance margin	323	360	30	713
Margin on revenues	746	-	84	830
Expenses:
Acquisition costsnote (i)	(488)	(523)	(50)	(1,061)	2,415	(44)%
Administration expenses	(316)	(365)	(64)	(745)	188,814	(79)
DAC adjustmentsnote (vi)	43	147	(6)	184
Expected return on shareholder assets	32	13	74	119
Long-term business operating profit	497	751	366	1,614

See notes at the end of this section.

Margin analysis of long-term insurance business - Asia

					Asia
	Half year 2015			Half year 2014 AER			Half year 2014 CER
							note (iii)
		Average			Average			Average
	Profit	Liability	Margin	Profit	Liability	Margin	Profit	Liability	Margin
		note (iv)	note (ii)		note (iv)	note (ii)		note (iv)	note (ii)
Long-term business	£m	£m	bps	£m	£m	bps	£m	£m	bps

Spread income	65	10,514	124	62	8,472	146	65	8,785	148
Fee income	86	16,342	105	74	14,204	104	76	14,377	106
With-profits	21	16,778	25	15	13,653	22	16	14,167	23
Insurance margin	387			314			323
Margin on revenues	832			724			746
Expenses:
Acquisition costsnote (i)	(573)	1,366	(42)%	(473)	996	(47)%	(488)	1,042	(47)%
Administration expenses	(355)	26,856	(264)	(304)	22,676	(268)	(316)	23,162	(273)
DAC adjustmentsnote (vi)	78			40			43
Expected return on shareholder assets	33			31			32
Operating profit	574			483			497

See notes at the end of this section.

Analysis of Asia operating profit drivers

-    On a constant exchange rate basis, spread income has remained in line with the prior year. The margin has declined from 148 basis points in half year 2014 to 124 basis points in half year 2015 due to a change in product and country mix, caused in part by the cessation of sales of Universal Life products in Singapore.

- Fee income has increased by 13 per cent at constant exchange rates (AER 16 per cent), broadly in line with the increase in movement in average unit-linked liabilities.

-    On a constant exchange rate basis, insurance margin has increased by 20 per cent to £387 million in half year 2015 (AER 23 per cent) primarily reflecting the continued growth of the in-force book, which contains a relatively high proportion of risk-based products.

-    Margin on revenue has increased by £86 million on a constant exchange rate basis from £746 million in half year 2014 to £832 million in half year 2015 primarily reflecting higher premium income recognised in the period.

-    Acquisition costs have increased by 17 per cent at constant exchange rates (AER 21 per cent) in half year 2015, compared to the 31 per cent increase in APE sales (AER 37 percent increase), resulting in a decrease in the acquisition costs ratio. The analysis above uses shareholder acquisition costs as a proportion of total APE. If with-profits sales were excluded from the denominator the acquisition cost ratio would become 66 per cent (half year 2014: 67 per cent at CER), the small decrease being the result of product and country mix.

-    Administration expenses have increased by 12 per cent at constant exchange rates (AER 17 per cent increase) in half year 2015 as the business continues to expand. On constant exchange rates, the administration expense ratio has reduced from 273 basis points in half year 2014 to 264 basis points in half year 2015.

Margin analysis of long-term insurance business - US

					US
	Half year 2015			Half year 2014 AER			Half year 2014 CER
								note (iii)
		Average			Average			Average
	Profit	Liability	Margin	Profit	Liability	Margin	Profit	Liability	Margin
		note (iv)	note (ii)		note (iv)	note (ii)		note (iv)	note (ii)
Long-term business	£m	£m	bps	£m	£m	bps	£m	£m	bps

Spread income	372	30,515	244	364	28,207	258	398	30,825	258
Fee income	832	86,267	193	658	68,177	193	721	74,513	193
Insurance margin	383			328			360
Expenses
Acquisition costsnote (i)	(479)	857	(56)%	(477)	871	(55)%	(523)	954	(55)%
Administration expenses	(408)	124,478	(66)	(333)	104,240	(64)	(365)	113,919	(64)
DAC adjustments	114			135			147
Expected return on shareholder assets	20			11			13
Operating profit	834			686			751

See notes at the end of this section.

Analysis of US operating profit drivers:

-    Spread income has decreased by 6 per cent at constant exchange rates (AER increased by 2 per cent) to £372 million in the first half of 2015. The reported spread margin decreased to 244 basis points from 258 basis points in the first half of 2014, primarily due to lower investment yields, reflecting the lower interest rate environment. Spread income benefited from swap transactions previously entered into to more closely match the asset and liability duration. Excluding this effect, the spread margin would have been 167 basis points (half year 2014 CER: 188 basis points).

-    Fee income has increased by 15 per cent at constant exchange rates (AER 26 per cent) to £832 million during the first half of 2015, primarily due to higher average separate account balances resulting from positive net cash flows from variable annuity business and market appreciation. Fee income margin has remained consistent with the prior year at 193 basis points (half year 2014 CER: 193 basis points).

-    Insurance margin represents operating profits from insurance risks, including variable annuity guarantees and other sundry items. Insurance margin increased to £383 million in the first half of 2015 compared to £360 million at constant exchange rates at half year 2014, due primarily to higher fee income from variable annuity guarantees following positive net flows in recent periods into variable annuity business with guarantees.

-    Acquisition costs, which are commissions and expenses incurred to acquire new business, including those that are not deferrable, have decreased by 8 per cent at constant exchange rates broadly in line with the decline in sales. As a percentage of APE, acquisition costs have remained relatively flat in comparison to the first half of 2014 at 56 per cent.

-    Administration expenses increased to £408 million during the first half of 2015, compared to £365 million for the first half of 2014 at a constant exchange rate (AER £333 million), primarily as a result of higher asset-based commissions paid on the larger 2015 separate account balance subject to these trail commissions. These are paid upon policy anniversary dates and are treated as an administration expense in this analysis. Excluding these trail commissions, the resulting administration expense ratio would be slightly lower than in 2014 at 36 basis points (first half of 2014: 37 basis points at CER and AER).

-    DAC adjustments decreased to £114 million during the first half of 2015, compared to £147 million at a constant exchange rate (AER £135 million) during the first half of 2014, primarily due to a decline in DAC deferrals due to the reduced sales in 2015.

Analysis of pre-tax operating profit before and after acquisition costs and DAC adjustments

	Half year 2015 £m				Half year 2014 AER £m				Half year 2014 CER £m
									note (iii)
		Acquisition costs				Acquisition costs				Acquisition costs
	Other operating profits	Incurred	Deferred	Total	Other operating profits	Incurred	Deferred	Total	Other operating profits	Incurred	Deferred	Total
Total operating profit before acquisition costs and DAC adjustments	1,199			1,199	1,028			1,028	1,127			1,127
Less new business strain		(479)	369	(110)		(477)	374	(103)		(523)	409	(114)

Other DAC adjustments - amortisation of previously deferred acquisition costs:
Normal			(275)	(275)			(249)	(249)			(273)	(273)
Deceleration			20	20			10	10			11	11
Total	1,199	(479)	114	834	1,028	(477)	135	686	1,127	(523)	147	751

Margin analysis of long-term insurance business - UK

	UK
	Half year 2015			Half year 2014 note (v)
		Average			Average
	Profit	Liability	Margin	Profit	Liability	Margin
		note (iv)	note (ii)		note (iv)	note (ii)
Long-term business	£m	£m	bps	£m	£m	bps

Spread income	137	31,861	86	131	28,062	93
Fee income	33	22,972	29	32	23,671	27
With-profits	133	89,427	30	135	84,393	32
Insurance margin	87			30
Margin on revenues	88			84
Expenses:
Acquisition costsnote (i)	(43)	510	(8)%	(50)	419	(12)%
Administration expenses	(66)	54,833	(24)	(64)	51,733	(25)
DAC adjustments	-			(6)
Expected return on shareholders' assets	67			74
Operating profit	436			366

Analysis of UK operating profit drivers:

-    The adverse effect on spread income from lower new retail and bulk annuity sales has been offset by profits from the in-force business, so that overall spread income has increased from £131 million in half year 2014 to £137 million in half year 2015.

-    Insurance margin has increased from £30 million in half year 2014 to £87 million in half year 2015 due to a £61 million profit from an outward longevity reassurance transaction entered into in the first half of 2015.

-    Margin on revenues represents premium charges for expenses and other sundry net income received by the UK. The half year 2015 margin remained stable at £88 million compared with the £84 million reported for half year 2014.

-    Acquisition costs as a percentage of new business sales for half year 2015 decreased to 8 per cent from 12 per cent. The ratio above expresses the percentage of shareholder acquisition costs as a percentage of total APE sales. It is therefore impacted by the level of with-profit sales in the year. Acquisition costs as a percentage of shareholder-backed new business sales and excluding the bulk annuity transactions, were 37 per cent in half year 2015 (half year 2014: 35 per cent).

Notes
(i) The ratio for acquisition costs is calculated as a percentage of APE sales including with-profits sales. Acquisition costs include only those relating to shareholder-backed business.

(ii)     Margin represents the operating return earned in the period as a proportion of the relevant class of policyholder liabilities excluding unallocated surplus. The margin is on an annualised basis in which half year profits are annualised by multiplying by two.

(iii)     The half year 2014 comparative information has been presented at Actual Exchange Rate (AER) and Constant Exchange Rates (CER) so as to eliminate the impact of exchange translation. CER results are calculated by translating prior period results using the current period foreign exchange rates. All CER profit figures have been translated at current period average rates. For Asia CER average liability calculations the policyholder liabilities have been translated using current period opening and closing exchange rates. For the US CER average liability calculations the policyholder liabilities have been translated at the current period month end closing exchange rates. See also note A1.

(iv)    For UK and Asia, opening and closing policyholder liabilities have been used to derive an average balance for the period, as a proxy for average balances throughout the period. The calculation of average liabilities for Jackson is derived from month end balances throughout the period as opposed to opening and closing balances only. Average liabilities for spread income are based on the general account liabilities to which spread income attaches. Average liabilities used to calculate the administration expense margin exclude the REALIC liabilities reinsured to third parties prior to the acquisition by Jackson. Average liabilities are adjusted for business acquisitions and disposals in the period.

(v) In order to show the UK long-term business on a comparable basis, the half year 2014 comparative results exclude the contribution from the sold PruHealth and PruProtect businesses.
(vi) The DAC adjustment contains £16 million in respect of joint ventures in half year 2015 (half year 2014: £2 million).

I(b) Asia operations - analysis of IFRS operating profit by territory

Operating profit based on longer-term investment returns for Asia operations are analysed below. The table below presents the half year 2014 results on both actual exchange rates (AER) and constant exchange rates (CER) bases so as to eliminate the impact of exchange translation.

	2015 £m	2014 £m		%		2014 £m
	Half year	AER Half year	CER Half year	Half year 2015 vs half year 2014 AER	Half year 2015 vs half year 2014 CER	Full year
Hong Kong	69	51	56	35%	23%	109
Indonesia	167	139	138	20%	21%	309
Malaysia	61	61	59	0%	3%	118
Philippines	14	11	12	27%	17%	28
Singapore	105	99	101	6%	4%	214
Thailand	39	25	27	56%	44%	53
Vietnam	34	27	30	26%	13%	72
SE Asia Operations inc. Hong Kong	489	413	423	18%	16%	903
China	12	8	9	50%	33%	13
India	22	24	25	(8)%	(12)%	49
Korea	19	17	18	12%	6%	32
Taiwan	8	7	7	14%	14%	15
Other	(3)	(4)	(4)	25%	25%	(9)
Non-recurrent itemsnote (ii)	29	19	20	53%	45%	49
Total insurance operationsnote (i)	576	484	498	19%	16%	1,052
Development expenses	(2)	(1)	(1)	(100)%	(100)%	(2)
Total long-term business operating profit	574	483	497	19%	15%	1,050
Eastspring Investments	58	42	43	38%	35%	90
Total Asia operations	632	525	540	20%	17%	1,140

Notes
(i) Analysis of operating profit between new and in-force business
The result for insurance operations comprises amounts in respect of new business and business in-force as follows:

	2015 £m	2014 £m
	Half year	AER Half year	CER Half year	Full year
New business strain†	(33)	(19)	(20)	(18)
Business in force	580	484	498	1,021
Non-recurrent itemsnote (ii)	29	19	20	49
Total	576	484	498	1,052
† The IFRS new business strain corresponds to approximately 2 per cent of new business APE sales for 2014 (half year 2014: approximately 2 per cent; full year 2014: approximately 1 per cent).

The strain represents the pre-tax regulatory basis strain to net worth after IFRS adjustments; for deferral of acquisition costs and deferred income where appropriate.

(ii)     Other non-recurrent items of £29 million in 2015 (half year 2014: £19 million; full year 2014: £49 million) represent a small number of items none of which are individually significant that are not anticipated to re-occur in subsequent years.

I(c) Analysis of asset management operating profit based on longer-term investment returns

	Half year 2015 £m
	M&G	Eastspring Investments	Prudential Capital	US	Total
	note (ii)	note (ii)
Operating income before performance-related fees	491	149	47	175	862
Performance-related fees	1	2	-	-	3
Operating income(net of commission)note (i)	492	151	47	175	865
Operating expensenote (i)	(248)	(86)	(40)	(163)	(537)
Share of associate's results	7	-	-	-	7
Group's share of tax on joint ventures' operating profit	-	(7)	-	-	(7)
Operating profit based on longer-term investment returns	251	58	7	12	328
Average funds under management	£260.1bn	£81.6bn
Margin based on operating income*	38bps	37bps
Cost / income ratio**	51%	58%

	Half year 2014 £m
	M&G	Eastspring Investments	Prudential Capital	US	Total
	note (ii)	note (ii)
Operating income before performance-related fees	463	111	64	139	777
Performance-related fees	7	-	-	-	7
Operating income(net of commission)note (i)	470	111	64	139	784
Operating expensenote (i)	(249)	(65)	(42)	(144)	(500)
Share of associate's results	6	-	-	-	6
Group's share of tax on joint ventures' operating profit	-	(4)	-	-	(4)
Operating profit based on longer-term investment returns	227	42	22	(5)	286
Average funds under management	£242.9bn	£62.4bn
Margin based on operating income*	38bps	36bps
Cost / income ratio**	54%	59%

	Full year 2014 £m
	M&G	Eastspring Investments	Prudential Capital	US	Total
	note (ii)	note (ii)
Operating income before performance-related fees	954	240	130	303	1,627
Performance-related fees	33	1	-	-	34
Operating income(net of commission)note (i)	987	241	130	303	1,661
Operating expensenote (i)	(554)	(140)	(88)	(291)	(1,073)
Share of associate's results	13	-	-	-	13
Group's share of tax on joint ventures' operating profit	-	(11)	-	-	(11)
Operating profit based on longer-term investment returns	446	90	42	12	590
Average funds under management	£250.0bn	£68.8bn
Margin based on operating income*	38bps	35bps
Cost / income ratio**	58%	59%

Notes

(i)      Operating income and expense includes the Group's share of contribution from joint ventures (but excludes any contribution from associates). In the income statement as shown in note B2 of the IFRS  financial statements, the net post-tax income of the joint ventures and associates is shown as a single item.

(ii) M&G and Eastspring Investments can be further analysed as follows:

M&G							Eastspring Investments
Operating income before performance related fees							Operating income before performance related fees
	Retail	Margin of FUM*	Institu- tional†	Margin of FUM*	Total	Margin of FUM*		Retail	Margin of FUM*	Institu- tional†	Margin of FUM*	Total	Margin of FUM*
	£m	bps	£m	bps	£m	bps		£m	bps	£m	bps	£m	bps
30 Jun 2015	309	86	182	19	491	38	30 Jun 2015	93	63	56	23	149	37
30 Jun 2014	291	86	172	20	463	38	30 Jun 2014	65	62	46	22	111	36
31 Dec 2014	593	84	361	20	954	38	31 Dec 2014	139	60	101	22	240	35

*     Margin represents operating income before performance related fees as a proportion of the related funds under management (FUM). Half year figures have been annualised by multiplying by two. Monthly closing internal and external funds managed by the respective entity have been used to derive the average. Any funds held by the Group's insurance operations which are managed by third parties outside of the Prudential Group are excluded from these amounts.

** Cost/income ratio represents cost as a percentage of operating income before performance related fees.
† Institutional includes internal funds.

II Other information

II(a) Holding company cash flow

	2015 £m	2014 £m
	Half year	Half year	Full year
Net cash remitted by business units:
UK net remittances to the Group
UK Life fund paid to the Group	200	193	193
Shareholder-backed business:
Other UK paid to the Group	31	53	132
Group invested in UK	-	-	-
Total shareholder-backed business	31	53	132
Total UK net remittances to the Group	231	246	325

US remittances to the Group	403	352	415

Asia net remittances to the Group
Asia paid to the Group:
Long-term business	280	240	453
Other operations	40	32	60
	320	272	513
Group invested in Asia:
Long-term business	(4)	(3)	(3)
Other operations (including funding of Regional Head Office costs)	(58)	(53)	(110)
	(62)	(56)	(113)
Total Asia net remittances to the Group	258	216	400

M&G remittances to the Group	151	135	285
Prudential Capital remittances to the Group	25	25	57
Net remittances to the Group from Business Units	1,068	974	1,482
Net interest paid	(137)	(161)	(335)
Tax received	72	111	198
Corporate activities	(93)	(93)	(193)
Solvency II costs	(10)	(12)	(23)
Total central outflows	(168)	(155)	(353)
Net operating holding company cash flow before dividend*	900	819	1,129
Dividend paid	(659)	(610)	(895)
Operating holding company cash flow after dividend*	241	209	234
Non-operating net cash flow**	380	(520)	(978)
Total holding company cash flow	621	(311)	(744)
Cash and short-term investments at beginning of period	1,480	2,230	2,230
Foreign exchange movements	(7)	(17)	(6)
Cash and short-term investments at end of period	2,094	1,902	1,480
* Including central finance subsidiaries.
** Non-operating net cash flow is principally for corporate transactions for distribution rights and acquired subsidiaries, and issue or repayment of subordinated debt.

II(b) Funds under management

(a)    Summary

	2015 £bn	2014 £bn
	30 Jun	30 Jun	31 Dec
Business area:
Asia operations	51.4	42.1	49.0
US operations	126.9	109.9	123.6
UK operations	169.6	160.4	169.0
Prudential Group funds under managementnote (i)	347.9	312.4	341.6
External funds note (ii)	157.0	144.8	154.3
Total funds under management	504.9	457.2	495.9

Notes
(i) Prudential Group funds under management of £347.9 billion (30 June 2014: £312.4 billion; 31 December 2014: £341.6 billion) comprise:

	2015 £bn	2014 £bn
	30 Jun	30 Jun	31 Dec
Total investments per the consolidated statement of financial position	343.1	308.8	337.4
Less: investments in joint ventures and associates accounted for using the equity method	(1.0)	(0.9)	(1.0)
Internally managed funds held in joint ventures	5.4	4.2	4.9
Investment properties which are held for sale or occupied by the Group (included in other IFRS captions)	0.4	0.3	0.3
Prudential Group funds under management	347.9	312.4	341.6

(ii)     External funds shown above as at 30 June 2015 of £157.0 billion (30 June 2014: £144.8 billion; 31 December 2014: £154.3 billion) comprise £168.9 billion (30 June 2014: £158.1 billion; 31 December 2014: £167.2 billion) of funds managed by M&G and Eastspring Investments as shown in note (b) below less £11.9 billion (30 June 2014: £13.3 billion; 31 December 2014: £12.9 billion) that are classified within Prudential Group's funds.

(b) Investment products - external funds under management

	Half year 2015 £m			Half year 2014 £m			Full year 2014 £m
	Eastspring Investments	M&G	Group total	Eastspring Investments	M&G	Group total	Eastspring Investments	M&G	Group total
	note		note	note		note	note		note
At beginning of period	30,133	137,047	167,180	22,222	125,989	148,211	22,222	125,989	148,211
Market gross inflows	56,725	20,425	77,150	38,934	19,322	58,256	82,440	38,017	120,457
Redemptions	(51,555)	(22,800)	(74,355)	(36,504)	(15,111)	(51,615)	(77,001)	(30,930)	(107,931)
Market exchange translation and other movements	212	(1,272)	(1,060)	726	2,571	3,297	2,472	3,971	6,443
At end of period	35,515	133,400	168,915	25,378	132,771	158,149	30,133	137,047	167,180

Note
The £168.9 billion (30 June 2014: £158.1 billion; 31 December 2014: £167.2 billion) investment products comprise £163.5 billion (30 June 2014: £153.8 billion; 31 December 2014: £162.4 billion) plus Asia Money Market Funds of £5.4 billion (30 June 2014: £4.3 billion; 31 December 2014: £4.8 billion).

(c) M&G and Eastspring Investments - total funds under management

	Eastspring Investments			M&G
	note
	2015 £bn	2014 £bn	2014 £bn	2015 £bn	2014 £bn	2014 £bn
	30 Jun	30 Jun	31 Dec	30 Jun	30 Jun	31 Dec
External funds under management	35.5	25.4	30.1	133.4	132.8	137.0
Internal funds under management	49.8	41.4	47.2	123.1	120.9	127.0
Total funds under management	85.3	66.8	77.3	256.5	253.7	264.0

Note
The external funds under management for Eastspring Investments include Asia Money Market Funds at 30 June 2015 of £5.4 billion (30 June 2014: £4.3 billion; 31 December 2014: £4.8 billion).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 11 August 2015

PRUDENTIAL PUBLIC LIMITED COMPANY

By: Nic Nicandrou

Nic Nicandrou
Chief Financial Officer